As filed with the Securities and Exchange Commission on March 18, 2010
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

IRONPLANET, INC.
(Exact Name of Corporation as Specified in Its Charter)

Delaware	7389	04-3450136
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
4695 Chabot Drive, Suite 102
Pleasanton, California 94588
(925) 225-8800
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Gregory J. Owens
Chairman and Chief Executive Officer
IronPlanet, Inc.
4695 Chabot Drive, Suite 102
Pleasanton, California 94588
(925) 225-8800
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

John V. Bautista, Esq. Karen A. Dempsey, Esq. Orrick Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, California 94025 Telephone: (650) 641-7400 Facsimile: (650) 614-7401	Jeffrey D. Saper, Esq. Robert G. Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 Telephone: (650) 493-9300 Facsimile: (650) 493-6811

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate	Amount of
Title of Securities to be Registered	Offering Price (1)(2)	Registration Fee
Common Stock, $0.001 par value per share	$92,000,000	$6,559.60

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares which the underwriters have the option to purchase to cover overallotment, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 18, 2010

Preliminary Prospectus

          shares

Common Stock

This is the initial public offering of shares of common stock of IronPlanet, Inc. Prior to this offering, there has been no public market for our common stock. We are offering          shares, and the selling stockholders identified in this prospectus, are offering          shares of our common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The initial public offering price is expected to be between $      and $      per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “IRON.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9.

	Per share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to IronPlanet, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

To the extent the underwriters sell more than           shares of common stock, the selling stockholders have granted the underwriters an option to purchase up to          additional shares of common stock, at the initial public offering price less the underwriting discounts and commissions, to cover over allotments. The underwriters can exercise this option at any time within 30 days of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on           , 2010.

J.P. Morgan	Deutsche Bank Securities

Cowen and Company	Piper Jaffray	Needham & Company, LLC

, 2010

Page

Prospectus Summary	1
Risk Factors	9
Special Note Regarding Forward-Looking Statements and Industry Data	23
Use of Proceeds	24
Dividend Policy	24
Capitalization	25
Dilution	27
Selected Consolidated Financial and Other Data	29
Management’s Discussion and Analysis of Financial Condition and Results of Operations	33
Business	55
Management	68
Compensation Discussion and Analysis	73
Executive Compensation	82
Certain Relationships and Related Transactions	93
Principal and Selling Stockholders	96
Description of Capital Stock	98
Shares Eligible for Future Sale	103
Material U.S. Federal Income Tax and Estate Tax Consequences to Non-U.S. Holders	105
Underwriting	108
Legal Matters	112
Experts	112
Where You Can Find Additional Information	112
Index to Consolidated Financial Statements	F-1
EX-3.1
EX-3.2
EX-3.3
EX-3.4
EX-3.5
EX-4.2
EX-4.3
EX-4.4
EX-4.5
EX-4.6
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.6
EX-10.7
EX-10.8
EX-10.9
EX-10.10
EX-21.1
EX-23.1
EX-99.1

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until          , 2010, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to your investment decision. Before deciding whether to buy shares of our common stock, you should read this summary and the more detailed information in this prospectus, including the sections captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

Overview

We are a leading online marketplace for used heavy equipment. We believe that the online channel is increasingly becoming a preferred method for used heavy equipment transactions, and our long-term goal is to be the leading global marketplace for used heavy equipment and other capital assets. Our exclusively online model allows us to match supply and demand globally for used heavy equipment, while achieving greater reach, price performance and efficiency relative to the fragmented network of brokers, dealers and physical auction houses that have traditionally served this market. In 2009, our online marketplace connected over 1,600 unique sellers to over 7,600 unique buyers, from among 14,500 unique bidders located across 92 countries, who bought approximately 30,000 individual pieces of equipment.

As a marketplace, our customers are both sellers and buyers of used heavy equipment. Sellers and buyers include a broad mix of equipment owners ranging from large multi-national corporations to sole proprietors. These include original equipment manufacturers, or OEMs, re-marketing and finance organizations, construction and contracting companies, equipment rental companies, farming and mining companies and equipment dealers. Today, equipment sold through our marketplace is used primarily in the construction, mining and agriculture industries.

For sellers, our solutions are designed to maximize price performance, minimize time requirements and reduce sales-related expenses as compared to traditional methods. For buyers, we believe that our marketplace increases selection and market transparency, while reducing the time and investment required to search for, identify, evaluate and procure equipment. A key element of our online marketplace is our proprietary inspection and report process, which we refer to as our IronClad Assurance. Our IronClad Assurance provides buyers with confidence and trust in the condition of the equipment listed in our marketplace. To increase supply in our marketplace, we employ a direct salesforce to assist existing and prospective equipment sellers. To increase demand in our marketplace, we use our technology along with our marketplace operations group to attract buyers to our online marketplace, stimulate bidding activity and assist them in their buying process.

We generate revenue principally from sellers through commissions, as well as listing and inspection fees. We also generate revenue from buyers through transaction fees. Our revenue is dependent on the total gross merchandise volume, or GMV, of equipment sold through our marketplace. We grew GMV from $342 million in 2008 to $458 million in 2009, an increase of 34%. We grew our revenue from $35.0 million in 2008 to $54.7 million in 2009, an increase of 56%. Over the same period, we grew Adjusted EBITDA from $2.6 million in 2008 to $7.3 million in 2009, an increase of 175%. For a discussion of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA, see note 5 to “Selected Consolidated Financial and Other Data.”

Industry Background

The market for heavy equipment is large, established and global. Demand for heavy equipment is driven by worldwide economic development, government stimulus and spending on infrastructure, and a continual need by equipment operators to replace and upgrade their equipment. This equipment is used in key sectors of the economy, such as the construction, mining and agriculture industries. Heavy equipment assets generally have long useful lives, driven by manufacturing durability, generally limited product changes and broad industry application. This longevity and durability gives rise to a large global stock of functional used equipment. According to research we commissioned by Manfredi & Associates, a market research firm that specializes in the heavy equipment industry, the average value of the worldwide fleet of used heavy equipment was estimated to be more than $500 billion between 2006 and 2008, of which over $100 billion was resold annually. The market for secondary sales of heavy equipment has been characterized by disparate sellers and buyers and, as a result, local brokers and OEM-branded dealers have controlled much of the market historically. While these businesses serve a necessary function, their limited geographic footprint, narrow service offering and lack of scale and transparency create inefficiencies for both sellers and buyers.

The development of the Internet and e-commerce has given rise to the online marketplace as a more efficient channel for buying and selling used heavy equipment. The online channel matches supply with demand across geographies, reduces the time and costs for sellers and buyers to transact and avoids the limitations of physical proximity. We believe that the online channel will become the preferred platform for buying and selling used heavy equipment throughout the world.

Market Opportunity

Sellers and buyers of used heavy equipment are burdened with significant challenges and inefficiencies using traditional channels. We believe that there is a significant opportunity for an online marketplace for used heavy equipment that better matches supply and demand, and reduces the cost, time and friction associated with buying and selling equipment. To be successful, a company with this model must ensure the integrity of its marketplace and build trust on the part of both sellers and buyers as to the accuracy, legitimacy and certainty of transactions. Moreover, the marketplace must provide sufficient liquidity to ensure enough demand for sellers and supply for buyers.

Our Solution

Our online marketplace is designed to meet the needs of used heavy equipment sellers and buyers globally. We believe that our online marketplace solutions and processes offer distinct benefits to both sellers and buyers of used heavy equipment, providing substantial advantages compared to traditional used heavy equipment sales channels. Key advantages of our online model include the following.

Key Benefits for Sellers

•	Global Reach. We provide sellers access to our global pool of active buyers, increasing marketplace transparency, liquidity and price realization. During 2009, our North American Featured Marketplace events, which are scheduled public online auction events typically held once a week, attracted on average more than 800 unique bidders based in 28 countries.

•	Flexible, Turn-Key Solutions. We provide sellers the flexibility to choose from a number of marketplace solutions, which enables sellers to choose the format that best suits their business, liquidity and inventory needs.

•	Continuous Market Access. We provide sellers with regular market access regardless of where their equipment is located. Our Featured Marketplace is held typically once a week and our Daily Marketplace operates 365 days a year.

•	Cost Efficiency. Our field-based sales and inspections teams help limit the time and resources required of sellers to prepare items for sale. Our process also allows sellers to avoid unnecessary sales-related transportation and “make-ready” costs.

•	Transaction Speed and Certainty. We have designed our marketplace offering to minimize the end-to-end sales process time. In particular, our online solution eliminates the need for sellers to transport equipment to physical sites for sale, and our field inspection reports and our IronClad Assurance reduce the time buyers require to evaluate equipment.

Key Benefits for Buyers

•	Broad Selection. We provide buyers with a broad selection of equipment across multiple geographies, industries, manufacturers, price points and equipment condition. During 2009, our North American Featured Marketplace events on average included over 600 items across a range of industrial uses, price points, OEM brands and product quality parameters.

•	Quality Assurance. We have created a proprietary inspection process to provide buyers with confidence in the condition of the equipment listed in our marketplace. Buyers can access and evaluate our detailed inspection reports online, and our IronClad Assurance instills trust in the accuracy of these inspection reports.

•	Convenience. Buyers are able to search, identify, evaluate and procure equipment at any time through our convenient, user friendly website. Our model is designed to minimize the need for involvement throughout the process, as well as reduce the total time necessary to successfully procure equipment.

•	Cost-Efficient Process. We enable buyers to search, identify, evaluate and bid for equipment online, reducing costs required to search for and bid on equipment located in physically disparate locations.

•	Market Fairness and Transparency. We enforce strict rules among sellers and buyers that provide for open and transparent bidding activity. We believe that these rules encourage buyers to participate with greater confidence in the process.

IronPlanet Competitive Advantages

We believe that our business model provides us a number of competitive advantages that enhance our ability to continue to grow our business and expand our profitability, including our:

•	scale, network effect and marketplace liquidity;

•	proprietary inspection process and IronClad Assurance;

•	capital-efficient business model;

•	direct relationships with sellers; and

•	portable and flexible business model.

Our Strategy

We seek to become the leading platform for buying and selling used heavy equipment by expanding our market coverage and offering a superior service. Key elements of our strategy include the following:

•	increase penetration in our key North American market;

•	integrate into the business processes of large, regular sellers;

•	continue our expansion into international markets;

•	strengthen our brand and enhance the user experience; and

•	invest in technology and infrastructure to improve services and operating efficiency.

Risks Associated with our Business

Our business, financial and operating performance and growth prospects are subject to a number of risks, which you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, among others:

•	our ability to increase the supply of and demand for used heavy equipment for sale in our marketplace;

•	our ability to grow, integrate, manage and retain our salesforce and inspection services personnel;

•	our ability to continue to establish and expand the IronPlanet brand and the acceptance of our IronClad Assurance;

•	competition, particularly from larger, established companies with greater financial resources and name recognition;

•	our ability to retain our high volume sellers;

•	a decline in the global economy or in used heavy equipment prices;

•	volatility in our annual and quarterly results of operations;

•	our performance on guarantee and purchase arrangements; and

•	risks associated with international operations and emerging markets.

Corporate Information

We were incorporated in Delaware on January 6, 1999, under the name Federal Sales Corp. We changed our name to IronPlanet.com, Inc. on November 2, 1999, and changed our name to IronPlanet, Inc. on November 18, 2009. Our principal executive offices are located at 4695 Chabot Drive, Suite 102, Pleasanton, California 94588, and our telephone number is (925) 225-8800. Our website is www.ironplanet.com. The information on, or that can be accessed through, our website is not part of this prospectus.

In this prospectus, the terms “we,” “us,” “our,” and “IronPlanet” refer to IronPlanet, Inc. and its subsidiaries.

The marks “IronPlanet®,” “IronClad Assurance®,” and our logo are our registered trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered:

By us	shares

By the selling stockholders	shares

Total	shares

Overallotment option	The underwriters have an option to purchase additional shares of common stock from the selling stockholders to cover overallotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the proceeds from this offering for general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	IRON

Risk factors	See “Risk Factors” beginning on page 9 of this prospectus and the other information in this prospectus for a discussion of the risks you should consider before deciding to invest.

The number of shares of our common stock outstanding after this offering is based on 44,284,395 shares of our common stock outstanding as of March 15, 2010, and excludes, as of March 15, 2010:

•	an aggregate of 1,470 shares of common stock available for issuance under our 1999 Stock Plan;

•	3,265,000 additional shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2010 Equity Incentive Plan, which will become effective upon completion of this offering;

•	8,161,618 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock granted pursuant to our 1999 Stock Plan at a weighted average exercise price of $1.02 per share; and

•	721,887 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.00 per share.

Unless otherwise noted, all information in this prospectus reflects or assumes the following:

•	a for reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	no exercise of the overallotment option by the underwriters;

•	no exercise of options or warrants outstanding as of March 15, 2010;

•	the conversion of all of our outstanding preferred stock into an aggregate of 35,046,537 shares of our common stock upon completion of this offering; and

•	the filing of our amended and restated certificate of incorporation, in connection with the consummation of this offering.

Summary Consolidated Financial and Other Information

The following tables summarize consolidated financial and other data for the periods indicated. The consolidated statements of operations data for each of the three years ended December 31, 2007, 2008 and 2009, and the consolidated balance sheet data as of December 31, 2009, are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. You should read all of this information in conjunction with our consolidated financial statements and the accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,
	2007(1)	2008	2009
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$22,030	$34,989	$54,674
Cost of revenue (2)	5,508	7,508	11,978

Gross profit	16,522	27,481	42,696
Operating expenses (2):
Sales and marketing	10,093	16,991	23,890
Technology	1,426	1,692	2,781
General and administrative	4,394	7,026	10,865

Total operating expenses	15,913	25,709	37,536

Income from operations	609	1,772	5,160
Interest income	669	413	64
Other non-operating expense (2)	—	(21)	(935)

Income before taxes	1,278	2,164	4,289
Income tax provision (benefit) (3)	110	313	(8,646)

Net income	$1,168	$1,851	$12,935

Net income per share:
Basic	$0.22	$0.31	$1.98

Diluted	$0.03	$0.04	$0.27

Weighted average shares outstanding:
Basic	5,330	5,921	6,521

Diluted	41,800	43,962	47,448

Pro forma net income per share (unaudited):
Basic			$0.30

Diluted			$0.27

Pro forma weighted average shares outstanding (unaudited):
Basic			42,713

Diluted			47,448

	As of December 31, 2009
		Pro	Pro Forma as
	Actual	Forma (4)	Adjusted (5)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,402	$30,402
Working capital (6)	24,074	24,074
Total assets	57,237	57,237
Total liabilities	23,918	23,918
Convertible preferred stock	52,386	—
Total stockholders’ equity (deficit)	(19,067)	33,319

	Year Ended December 31,
	2007 (1)	2008	2009
	(in thousands)

Other Financial and Operating Data:
Adjusted EBITDA (7)	$1,611	$2,649	$7,299
Adjusted EBITDA less capital expenditures (7)	837	1,205	5,642
Gross Merchandise Volume (8):
North America	$231,210	$337,940	$412,874
International	—	3,611	45,556

Total	$231,210	$341,551	$458,430

Revenue:
North America	$22,030	$34,691	$49,517
International	—	298	5,157

Total	$22,030	$34,989	$54,674

Adjusted EBITDA (7):
North America	$1,611	$5,598	$10,420
International	—	(2,949)	(3,121)

Total	$1,611	$2,649	$7,299

(1)	As restated. See Note 2 to the consolidated financial statements included elsewhere in this prospectus for more information regarding the restatement of our consolidated statements of income and cash flows for the year ended December 31, 2007.

(2)	Includes stock-based compensation as follows:

	Year Ended December 31,
	2007 (1)	2008	2009
	(in thousands)

Cost of revenue	$53	$38	$47
Sales and marketing expenses	34	105	148
Technology expenses	10	35	809
General and administrative expenses	620	191	288
Other non-operating expense*	—	21	935

Total stock-based compensation	$717	$390	$2,227

*	Related to an equity award held by a terminated employee. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Years Ended December 31, 2007, 2008 and 2009—Other Non-Operating Expense” for more information.

(3)	Reflects the one-time release of substantially all of our U.S. federal and state net deferred tax valuation allowance in the fourth quarter of 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Income Tax Provision (Benefit)” for more information.

(4)	Reflects on a pro forma basis the conversion of all outstanding shares of our convertible preferred stock as of December 31, 2009 into 36,313,621 shares of our common stock.

(5)	Reflects on a pro forma basis the conversion described in note (4) above and, on an adjusted basis, the receipt by us of the estimated net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(6)	Working capital is defined as current assets minus current liabilities.

(7)	We define Adjusted EBITDA as net income adjusted for stock-based compensation, depreciation and amortization, interest income and income tax provision. We define Adjusted EBITDA less capital expenditures as Adjusted EBITDA less capital expenditures. See note 5 to “Selected Consolidated Financial and Other Data” for more information and a reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to net income calculated in accordance with U.S. generally accepted accounting principles, or GAAP.

(8)	Gross Merchandise Volume, or GMV, represents the total value of all items sold in our marketplace, excluding our Private Marketplace, during a period. It is not a measure of our financial performance or revenue and is not presented in our consolidated financial statements. Our definition of GMV may differ from that used by other participants in our industry. We believe that revenue, which is the most directly comparable measure in our statement of operations, and certain other financial and operating data, are best understood by considering their relationship to GMV. Revenue represents the revenue we earn in the course of conducting transactions through our marketplace from seller commissions, seller listing and inspection fees and buyer transaction fees.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, our business, financial condition, and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or a part of your investment. Please read “Special Note Regarding Forward-Looking Statements and Industry Data.”

Risks Related to Our Business and Industry

The success of our business depends on our ability to increase the supply of and demand for used heavy equipment for sale in our marketplace, and we may not be successful in doing so.

The success of our online marketplace and our growth prospects depend on our ability to provide a liquid marketplace for the sale and purchase of used heavy equipment. We believe that an increased supply of used heavy equipment would allow us to attract and retain active buyers to purchase the equipment and would support the continued growth of our gross merchandise volume, or GMV, and revenue. Increasing the supply of and demand for used heavy equipment in our marketplace depend on various factors, including:

•	developing and retaining an effective salesforce that sources used heavy equipment from a variety of sellers;

•	increasing awareness of and confidence in our brand among sellers and buyers of used heavy equipment;

•	general economic conditions and the related impact on prices of used heavy equipment, which affects sellers’ willingness to supply and buyers’ willingness to purchase equipment for sale in our marketplace; and

•	competition from other operators of used heavy equipment disposition channels, many of whom have greater financial resources and name recognition than we do.

If we do not increase the supply of and demand for used heavy equipment available for sale in our online marketplace, or if we do not otherwise attract a sufficient number of new sellers, our GMV and revenue would likely be adversely affected.

If we fail to grow, integrate, manage and retain our salesforce, our growth prospects and results of operations may be adversely affected.

Our continued growth, expansion and ability to increase the supply of used heavy equipment in our marketplace depends in large part on the efforts of our salesforce. Our salesforce’s efforts are the principal drivers of the volume of equipment sold in our marketplace. We have rapidly increased our salesforce in recent years, and intend to further expand our salesforce in North America and internationally. As a result of this rapid expansion, a significant portion of our salesforce has limited tenure with us. Less experienced sales persons are generally less productive than those with experience. Our growth prospects and operating results will be adversely affected if we do not successfully accomplish the following:

•	hire and retain a sufficient number of qualified sales personnel with the aptitude, skills and understanding to obtain a steady stream of quality used heavy equipment for sale in our marketplace;

•	adequately train our salesforce in the use and benefits of all our services, thereby making them more effective in attracting customers to our marketplace; and

•	increase our salesforce’s knowledge of the equipment that is sold in our marketplace and our customers.

As we expand into markets outside of North America, our revenue may be adversely impacted, as we do not have a substantial history of providing our solutions in foreign markets, in adapting to different local cultures or in complying with standards or regulatory policies necessary to successfully compete in those markets. We will therefore need to invest significant resources to build our salesforce and operations in such markets. In addition, as we expand our presence into industries that are relatively new to us, such as the mining and agricultural industries, our salesforce may lack the skills and experience necessary to attract sellers and buyers. Development of our salesforce takes time and significant resources. If we are unable to timely expand into new markets or if we ultimately fail in our efforts, our growth prospects may be adversely affected.

We may not succeed in continuing to establish and expand the IronPlanet brand, which could prevent us from continuing to acquire customers and increase our GMV and revenue.

A significant component of our business strategy is continuing to establish and expand our IronPlanet brand and maintaining the confidence and trust that we believe distinguishes our IronClad Assurance. Without a strong brand we believe it will be difficult to attract sellers of used heavy equipment to our marketplace and attract active buyers for that equipment. If we do not continue to establish and expand our brand, or if our brand is harmed by our actions or otherwise, we may fail to build the critical mass of sellers and buyers required to support the continued growth of our GMV and revenue. Promoting and positioning our brand will depend, among other things, on our ability to:

•	expand and strengthen our salesforce’s efforts to provide a consistent supply of used heavy equipment;

•	expand and strengthen our inspection services department to provide consistently accurate inspection reports, which serve as the basis for our IronClad Assurance;

•	establish and maintain a relationship of trust with our customers, especially through our IronClad Assurance; and

•	develop and improve the functionality and efficiency of our website, technology infrastructure and marketplace operations.

Our ability to provide a high quality and efficient customer experience is also dependent on external factors over which we may have little or no control, including, without limitation, the reliability and performance of the equipment sold in our marketplace and the performance of third-party carriers who transport purchased equipment on behalf of buyers. If our customers are dissatisfied with the accuracy of our detailed inspection reports, or do not receive the equipment they purchased in a timely manner or in the condition that they expect, our customers may stop using our online marketplace to purchase equipment. In addition, the reputation of our IronClad Assurance may be harmed, which may cause us to lose sellers and buyers. Our failure to provide our customers with high quality and efficient customer experiences could substantially harm our reputation and adversely impact our efforts to develop IronPlanet as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, adversely affect our GMV, revenue and business.

Competition in the market for used heavy equipment could adversely affect our growth prospects and results of operations.

Most sales of used heavy equipment continue to be conducted offline through dealers, brokers and individual end-user to end-user sales. The auction market in which we compete is highly fragmented and intensely competitive and the majority of such auctions are conducted in the traditional offline manner. We compete directly for potential purchasers of industrial equipment with other national and regional auction companies. Our indirect competitors include original equipment manufacturers, or OEMs, and independent equipment dealers, rental companies and brokers, as well as traditional and online listing services.

Many of the national and regional auction companies with whom we compete have longstanding and personal ties with sellers and buyers of used heavy equipment in the regions in which they operate, have significantly greater financial and marketing resources and name recognition than we do, and have traditionally offered sellers guarantees on a large percentage of equipment sales, which is attractive to many sellers. Such ties may make it more difficult for us to gain market acceptance in certain regions or may require us to reduce our commissions or assume greater risk in guarantee or purchase arrangements in order to increase market share. Such commission reductions or increased risk could aversely affect our business and results of operations.

Our existing and future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. Traditional competitors may also start to compete against us by offering online auction services. For example, in 2008 certain Caterpillar dealers began to provide online auction services for used heavy equipment. If we are unable to compete successfully our growth prospects and results of operations may be adversely affected.

If our high volume sellers stop selling used heavy equipment through our marketplace, or sell significantly lower volumes of equipment, our business would be harmed.

A significant amount of equipment sold in our marketplace is supplied by a limited number of high volume equipment sellers. In 2009, approximately 38% of our GMV was attributable to equipment listed and sold by our ten largest sellers. In addition, certain of these high volume sellers are affiliated with holders of our preferred stock, including Caterpillar Financial Services Corporation, Komatsu Financial and Volvo Financial Services and their respective corporate affiliates. Upon completion of this offering and applicable lock-up periods, the entities affiliated with these sellers may sell their stockholdings. If these sellers no longer hold stock in our company, they may have less incentive to sell their equipment through our marketplace. If these, and other, high volume sellers stop selling equipment through our marketplace, or sell significantly lower volumes, our GMV and revenue would be adversely impacted.

A decline in used heavy equipment prices could adversely affect our revenue.

The price of used heavy equipment could significantly decline based on a number of factors, especially recessionary economic conditions. Low equipment prices may cause potential sellers to be more reluctant to list their equipment for sale through our marketplace. For example, in the fourth quarter of 2008, used heavy equipment prices declined significantly, across virtually all categories, models and manufacturers, which coincided with the general economic and financial market crisis. As a result, equipment owners deferred decisions to sell equipment and the selling prices of equipment sold in our marketplace was significantly reduced. Decreased selling prices for used heavy equipment impacts our revenue, as a significant portion of our revenue consists of seller commissions and buyer transaction fees, which are based on the final selling price of equipment.

The current prolonged economic downturn has adversely affected and is likely to continue to adversely affect the heavy equipment and construction industries, as well as many of our customers, and could adversely affect our revenue and results of operations.

The current economic downturn has been characterized by, among other things, a general tightening in credit markets, lower levels of liquidity, increases in default and bankruptcy rates, and depressed levels of activity in industries such as residential and commercial construction, mining and agriculture. These factors have likely had a negative impact on the operations, financial condition and liquidity of many of our customers and, as a result, these market factors may continue to negatively impact the volume of equipment listed for sale in our marketplace and the prices of equipment sold in our marketplace, thereby having a further negative impact our revenue and our ability to grow our business. If our sellers choose not to sell their assets as a result of current economic conditions, our buyers are unable to purchase equipment based on their inability to obtain sufficient financing or are unwilling to do so given the prevailing market climate, or if our customers are in general financial distress, our operations may be negatively impacted and our GMV and revenue from our marketplace may decrease. Although governments have proposed and approved measures to aid economic recovery, including economic stimulus legislation and assistance to real estate developers and others, such measures may not have the desired effect and as such measures eventually diminish, or cease, industries in which participants in our marketplace compete may experience further economic difficulties. If the economic downturn continues for an extended period of time or worsens, our revenue and results of operations could be adversely impacted.

Our annual and quarterly revenue and results of operations are difficult to forecast and subject to fluctuations, and, as a result, we may fail to meet the expectations of securities analysts and investors, which could cause volatility and a decline in the trading price of our common stock.

Our results of operations could vary significantly from quarter to quarter and from year to year. In the past, we have seen an increase in sales in the second quarter, when many of our buyers typically prepare for construction projects, and also the fourth quarter, when our sellers often sell equipment prior to the end of the year. These trends, however, may differ materially from our expectations, and we may experience unanticipated fluctuations in our GMV and our revenue. Our customers often do not have consistent, long-term visibility into their used heavy equipment needs, and as a result, it is difficult for us to accurately forecast our GMV and to appropriately plan for expenses. If we fail to accurately forecast our GMV or appropriately plan for expenses, our quarterly or annual results of operations may be adversely impacted. Additional factors that could affect our quarterly or annual operating results include:

•	our ability to increase and effectively deploy our salesforce;

•	our ability to consistently offer a broad selection of equipment in our marketplace;

•	an overall reduction in demand for used heavy equipment in industries such as construction or a saturation in supply of certain types of equipment;

•	our customers’ inventory levels;

•	foreign currency exchange rate fluctuations;

•	the effect of macroeconomic conditions; and

•	increased competition in our industry.

If our results of operations fall below the expectations of industry or securities analysts or investors, it could cause volatility and a decline in the trading price of our common stock.

We may incur losses as a result of our guarantee and purchase arrangements, which would adversely affect our results of operations.

Although a substantial majority of our business is currently conducted on a straight commission basis, we have occasionally responded to, and will continue to respond to, requests from sellers to provide guarantee or purchase arrangements, pursuant to which we agree to:

•	guarantee a minimum level of sale proceeds to the seller, regardless of the final selling price of the equipment in our marketplace; or

•	purchase the equipment outright and then sell it in our marketplace.

The level of guaranteed proceeds or purchase price in these transactions is based on appraisals performed on equipment by our personnel. We assume more risk with these types of contracts than in our straight commission arrangements. Inaccurate appraisals or precipitous declines in demand or pricing of a particular type or types of equipment could result in our appraisal values exceeding the proceeds obtained though the sale of such equipment through our marketplace. If the selling prices are less than the amount that we guarantee or the purchase price we paid for equipment, we will incur a loss. For example, the selling prices of equipment sold under guarantee arrangements in the fourth quarter of 2008 were significantly reduced as a result of an unexpected and significant price decline for used heavy equipment, which coincided with the general economic and financial market crisis. Consequently, we incurred a loss on the sale of such equipment, which adversely impacted our fourth quarter 2008 results of operations. If we incur similar losses in future periods associated with the guarantee or purchase contracts we enter into, our results of operations would be adversely affected.

We may be unsuccessful in expanding our operations internationally, which could adversely affect our results of operations.

In 2008 and 2009, we began expanding our presence outside of North America. In 2008 and 2009, revenue attributable to markets outside North America accounted for approximately 0.9% and 9.4%, respectively, of our total revenue and we expect to increase our international presence. Our ability to continue our international expansion involves various risks, including the possibility that returns on such investments will not be achieved in the near future, or ever, and the difficulty of competing in markets with which we are unfamiliar.

Our international operations may also fail due to other risks inherent in foreign operations, including:

•	cultural differences, including potential ambivalence toward online marketplaces, which may make it more difficult for potential foreign customers to understand our value proposition;

•	varied, unfamiliar and unclear legal and regulatory restrictions, including different legal and regulatory standards applicable to Internet services, communications, privacy, data protection, auctioneering, vehicle dealer licensing, professional selling, and distance selling;

•	strains on our financial and other systems to properly administer VAT and other taxes;

•	unexpected changes in international regulatory requirements and tariffs;

•	legal, political or systemic restrictions on the ability of U.S. companies to do business in foreign countries;

•	difficulty in localizing our website for language and country-specific business requirements and regulations;

•	difficulties in staffing and managing foreign operations;

•	import and export restrictions;

•	potential adverse tax consequences;

•	foreign currency exchange rate fluctuations;

•	differing intellectual property laws that may not provide sufficient protection for our intellectual property; and

•	controls or other restrictions on foreign currency.

Our current and any future international expansion plans will require significant management attention and resources and may be unsuccessful. We may find it impossible or too expensive to continue to expand internationally or we may be unsuccessful in our attempt to do so, and our business, growth prospects and results of operations could be adversely impacted.

Expanding our business into particular emerging markets may present additional regulatory risks beyond those associated with more developed international markets.

In addition to the numerous risks inherent in doing business in international markets that are discussed above, we may face additional challenges in certain markets that place restrictions on the export or import of used equipment, require direct partnership with local or government-run companies, impose tariffs that may make imported used equipment less attractive to buyers or adopt an online marketplace model more slowly. In addition, from time to time, the U.S. Congress may consider enacting legislation that could result in the imposition of protectionary quotas and tariffs on imports from certain countries into which we would like to expand. If those countries that are affected by such quotas and tariffs change their existing policies to retaliate and penalize the United States or businesses from the United States, our revenue could be further adversely impacted. If we are unsuccessful in expanding into these emerging markets, our growth prospects and results of operations may be adversely affected.

Our business depends on the continued growth and confidence in the Internet as a medium for buying and selling used heavy equipment.

The Internet is a relatively new medium for buying and selling used heavy equipment. Many sellers and buyers of used heavy equipment still conduct their business through traditional offline channels. These sellers and buyers may be hesitant to use the Internet as a medium for buying and selling used heavy equipment. In addition, concerns about integrity, fraud and privacy, Internet service disruptions and other problems may also discourage potential customers from participating in our online marketplace. Although we have developed processes and policies that encourage customers to have confidence in our online marketplace, we may not be successful in our efforts, and from time to time market participants may engage in dishonest market practices. Any negative impression, even if inaccurate, of how our marketplace events are conducted may diminish the trust that our customers place in the efficiency and quality of our marketplace and may drive away potential customers from using our marketplace. If traditional sellers and buyers of used heavy equipment are unwilling to conduct business on our website we may be unable to continue to attract new customers, which could adversely affect our GMV, revenue and results of operations.

We had a material weakness in our internal controls over financial reporting that required us to restate our 2007 financial statements. Failure to establish and maintain an effective system of internal controls in the future could result in material misstatements in our financial statements.

In connection with the audit of our 2009 financial statements and preparation of the registration statement of which this prospectus forms a part, our auditors identified a material weakness in our system of internal control over financial reporting. The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to a lack of effective internal controls over the accounting and reporting of stock-based compensation grants, forfeitures and modifications, and their related impact on stock-based compensation expense. Specifically, we did not have effective controls in place to identify and account for modifications to equity based awards in connection with a non-routine employment separation and we failed to account for a modification to an option grant following an employee’s termination in August 2007. This resulted in an error in stock-based compensation expense for 2007 and the restatement of our 2007 consolidated financial statements (see Note 2 to our consolidated financial statements). We have added resources and established new procedures to ensure the identification, communication, approval and appropriate accounting and reporting of any non-standard stock option grants or modifications. Since 2007, we have also hired additional personnel with financial reporting expertise, including a chief financial officer and a controller. Management believes that these additional control procedures that have been implemented will mitigate the risks associated with the material weakness identified. We cannot guarantee, however, that we will not have additional material weaknesses in the future.

If we fail to manage our growth effectively, our operating results could be adversely affected.

We have expanded our operations rapidly since our inception in 1999. We may attempt to expand our business into new equipment categories or increase our presence in existing categories. For example, part of our strategy is to increase our presence in the market for used mining and agricultural equipment, and we may also seek to gain a presence in certain categories outside of heavy equipment. There can be no assurance that our attempts at expanding our business will be successful. If we are unable to effectively implement our growth strategy or lose focus on our existing customers and markets, our reputation and ability to generate revenue from new or existing customers could be adversely affected. If our attempts at expansion are unsuccessful for any reason or if we lose focus on the used heavy equipment market, our results of operations may be adversely affected.

If one or more U.S. states or foreign jurisdictions successfully assert that we should collect or should have collected sales or other taxes on the sale of equipment, we could be subject to liability for past sales and our results of operations could be adversely affected.

Generally, U.S. state and local sales tax laws require all retailers to collect and remit sales taxes and file tax returns. Sales tax laws and rates vary greatly from state to state, and from country to country. Due to our role as an auction company, we are obligated to collect state and local sales tax from buyers and remit the sales tax to the appropriate taxing authorities, based on a buyer’s location, unless there is a valid exemption from sales tax available to the buyer. Certain sales tax exemptions that are regularly applicable in our business include exemptions related to resellers, export sales, agriculture, manufacturing, and forestry equipment, and motor vehicles. Based on our review of relevant tax laws and on certifications provided to us by buyers, a substantial portion of our marketplace transactions are exempt from U.S. state and local sales taxes. From time to time we are audited by tax authorities to assess whether we have collected sales tax on applicable transactions. Occasionally these audits have found that we have exempted certain transactions from sales tax that were not qualified to be exempted. Such findings, and any other successful assertion by one or more U.S. states or foreign countries that we should have collected sales or other taxes on the sale of equipment, could result in fines or subsequent sales tax assessments, which may adversely affect our results of operations.

Proposed future U.S. federal income tax legislation could negatively impact our effective tax rate.

President Obama’s administration has announced proposed future tax legislation that could substantially modify the rules governing the U.S. taxation of certain non-U.S. subsidiaries. These potential changes include, but are not limited to (1) limitations on the ability to claim and utilize foreign tax credits; and (2) deferral of interest expense deductions until non-U.S. earnings are repatriated to the United States. Each of these proposals would be effective for taxable years beginning after December 31, 2010. Details of the proposal remain unknown, although if any of these proposals are enacted into law, they could negatively impact our effective tax rate.

Fluctuations in the value of the U.S. dollar and fluctuating foreign currencies could decrease bidding activity in our marketplace and may negatively impact our business, results of operations and financial position.

Equipment in our U.S. marketplace is priced in U.S. dollars, but attracts foreign bidders. All bidders at our U.S. marketplace events must bid for and purchase equipment in U.S. dollars. Increases in the value of the U.S. dollar relative to the bidders’ local currencies may reduce the prices they are willing to pay for equipment in our marketplace or discourage them from participating in our marketplace. A decrease in bidding activity or in bidders may adversely affect the liquidity of our marketplace, which in turn could adversely affect our revenue and results of operations.

In addition, with respect to our recent international expansion, a portion of our business is now denominated in Euro and Australian dollars and as a result, fluctuations in foreign currencies may have an additional impact on our business, results of operations and financial position. Equipment in our European marketplace is priced in Euros and equipment in our Asia-Pacific marketplace is priced in Australian dollars. Significant fluctuations in those currencies could reduce the prices that bidders in those marketplace events are willing to pay for equipment in international marketplace or discourage them from participating in our international marketplace.

Both the value of the U.S. dollar and foreign currency exchange rates have fluctuated and may continue to fluctuate. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates that could adversely affect our results of operations. Fluctuations in the value of the U.S. dollar relative to other currencies affect our revenue, cost of revenue and operating expenses, and result in foreign currency transaction gains and losses. Currently, we are not a party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations for our international operations. We may seek to enter into hedging transaction in the future, but we may be unable to enter into those transactions successfully, on acceptable terms or at all. We cannot predict whether or not we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the Euro or Australian dollar may decrease the value of our foreign assets, as well as decrease our revenue and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

Our business operations may be subject to a number of U.S. federal laws and regulations including export control regulations.

Our business operations may be subject to a number of U.S. federal laws and regulations, including the Export Administration Regulations, or EAR, maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, or OFAC, and the International Traffic in Arms Regulations, maintained by the Department of State. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees or restrictions on our operations. Although we have implemented procedures whereby we monitor, on an automatic and manual basis, the potential sellers and buyers and restrict business from certain countries pursuant to OFAC regulations, we can offer no assurances that such procedures will be effective.

Although we believe that we have never sold equipment to Cuba, Iran, North Korea, Sudan or Syria whether through affiliates, distributors, or other direct or indirect arrangements, and we have never made any effort to attract consignors or bidders from any country listed above, it is possible that some equipment purchased in our marketplace events was sold or will be sold to persons or entities that re-exported or will re-export such equipment to these countries. We continue to conduct a review of the business activities involving Cuba, Iran, North Korea, Syria, and Sudan and monitor the sellers and buyers in our marketplace to restrict access from individuals or companies from these countries. We may not be successful in our efforts, however. If we do identify violations of U.S. sanctions laws, however, we could be exposed to administrative or criminal penalties which, in certain circumstances, could be material. Any action on the part of the U.S. Department of Commerce, OFAC, or the U.S. Department of State could have a negative impact on our reputation which might decrease stockholder value.

Uncertainty exists in the application of various laws and regulations to our business. New laws or regulations applicable to our business, or expansion or interpretation of existing laws and regulations to apply to our business, could subject us to monetary liabilities and limitations on our business practices, and could increase administrative costs or adversely affect our business.

Our operations are subject to regulation, supervision and licensing under various U.S., foreign and international authorities, agencies, statutes and ordinances, which, among other things, require us to obtain and maintain certain licenses, permits and qualifications. Although we do not believe that existing laws or regulations materially and adversely impact us, our business could be significantly affected by changes in law or governmental regulations or different interpretations or applications of existing laws or regulations.

We also operate in a regulatory climate in which there is uncertainty as to the application of various laws and regulations to our business. Our operations may be subjected to adoption, expansion or interpretation of various laws and regulations, and compliance with these laws and regulations may require us to obtain appropriate licenses at an undeterminable and possibly significant initial and annual expense. These additional expenditures may increase future expenses, thereby potentially reducing our future profitability. There can be no assurance that future laws or regulations or interpretations or expansions of existing laws or regulations will not impose requirements on Internet commerce that could substantially harm our business, growth prospects, results of operations, and financial condition. The adoption of additional laws or regulations may decrease the popularity or impede the expansion of e-commerce, restrict our present business practices, require us to implement costly compliance procedures or expose us and/or our customers to potential liability, which, in turn, could adversely affect our results of operations.

We, for example, may be considered to “operate” or “do business” in states or other jurisdictions where our customers conduct their business, resulting in regulatory action. In addition, we are currently subject to money laundering regulations, vehicle brokerage and auction laws, and may in the past have been subject to regulations in various jurisdictions. If any jurisdiction’s regulatory requirements impose jurisdiction-specific requirements on us or include us within an industry-specific regulatory scheme, we may be required to modify our marketplace and other activities in, or directed to, that jurisdiction in a manner that may undermine the attractiveness of our events to potential sellers and buyers. If we are found to have been in violation of any such regulations, we could be exposed to financial liability, including substantial fines which could be imposed on a per transaction basis, and disgorgement of our profits. In addition, if we determine that the licensing and related requirements are or become overly burdensome, we may elect to terminate operations in certain jurisdictions. In each case, our business, growth prospects, results of operations and financial condition could be materially and adversely affected.

We may be unable to adequately protect or enforce our intellectual property rights, which could harm our reputation and adversely affect our growth prospects.

We regard our proprietary technologies and intellectual property as integral to our success. We protect our proprietary technology through a combination of trade secrets, third-party confidentiality and non-disclosure agreements and additional contractual restrictions on disclosure and use, and patent, copyright and trademark laws.

We currently are the registered owners of several Internet domain names in the United States and internationally. As we seek to protect our domain names in an increasing number of jurisdictions, we may not be successful in doing so in certain jurisdictions. Our competitors may adopt trade names or domain names similar to ours, thereby impeding our ability to promote our marketplace and possibly leading to customer confusion. In addition, we could face trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our marketplace names. Any claims related to our intellectual property or customer confusion related to our marketplaces could damage our reputation and adversely affect our growth prospects.

The legal means we use to protect our proprietary technology and intellectual property do not afford complete protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot guarantee that any of our present or future intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; our intellectual property rights will provide competitive advantages to us; our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; any of our pending or future patent applications will be issued or have the coverage originally sought; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We also may allow certain of our registered intellectual property rights, or our pending applications or registrations for intellectual property rights, to lapse or to become abandoned if we determine that obtaining or maintaining the applicable registered intellectual property rights is not worthwhile.

Further, although it is our practice to enter into confidentiality agreements and intellectual property assignment agreements with our employees and contractors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, reverse engineer, or otherwise obtain and use our products or technology. We cannot be certain that we will be able to prevent unauthorized use of our technology or infringement or misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States, if at all. Effective patent, copyright, trademark, service mark, trade secret and domain name protection is expensive to maintain. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources. If competitors are able to use our technology or develop proprietary technology similar to ours or competing technologies, our ability to compete effectively and our growth prospects could be adversely affected.

We have in the past, and could in the future be subject to claims which could adversely affect our reputation and results of operations.

In the normal course of our business, we may be involved in various legal proceedings. We may be subject to claims that arise from our marketplace, including claims that inspection reports issued in connection with our IronClad Assurance were inaccurate or incomplete, or we may be subject to other claims incidental to our services, such as claims made regarding the title of the equipment. Any claim brought against us, with or without merit, could be costly to defend or arbitrate and could result in adverse judgments or settlement payments that may be substantial and could adversely affect our reputation and results of operations.

We recently repurchased shares from a former executive officer who has disputed our repurchase of these shares, and if we are unable to resolve this dispute, we may face litigation that may harm our business.

On March 11, 2010, we repurchased 1,267,084 shares of Series A-1 convertible preferred stock from Reza Bundy Saadlou, our former president and chairman. We repurchased the shares at a price of $0.05 per share, for an aggregate repurchase price of $63,354, pursuant to agreements entered into with Mr. Saadlou in 1999 and 2001. As of the date of this prospectus, Mr. Saadlou has disputed our right to repurchase these shares. If we are unable to resolve this dispute, we may face litigation regarding our repurchase of these shares, including, but not limited to, claims concerning our ability to repurchase the shares and damages allegedly caused by our repurchase. If litigation is commenced, it may be a distraction to management and may potentially lead to us incurring significant legal fees and costs and the payment of damages.

If we do not respond to technological changes or upgrade our website and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our website and marketplace. Although we currently do not have specific plans for any upgrades that would require significant capital investment, in the future we will need to improve and upgrade our technology, transaction processing systems and network infrastructure in order to allow our business to grow in both size and scope. Without such improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, or impaired quality or delays in reporting accurate information regarding our marketplace events, any of which could negatively affect our reputation and ability to attract and retain sellers and buyers. We may also face material delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion our growth prospects and results of operations could be adversely impacted.

System interruptions that impair access to our website or the efficiency of our marketplace events would damage our reputation and brand and adversely affect our results of operations.

The satisfactory performance, reliability and availability of our website and network infrastructure are critical to our reputation, our ability to attract and retain both sellers and buyers for our online marketplace and our ability to maintain adequate customer service levels. Any systems interruption that results in the unavailability of our website could result in negative publicity, damage our reputation and brand and adversely affect our results of operations. We may experience temporary system interruptions for a variety of reasons, including security breaches and other security incidents, viruses, telecommunication and other network failures, power failures, software errors or an overwhelming number of visitors trying to reach our website during periods of strong demand, such as during our marketplace events. We rely upon third-party co-location providers for our data centers, and we are dependent on these third parties to provide continuous power, cooling, Internet connectivity and physical security for our servers. In the event that these third party providers experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume some hosting responsibilities ourselves. Although we operate two data centers in an active/standby configuration for geographic and vendor redundancy, a system disruption at the active data center could result in a noticeable disruption to our website until all website traffic is redirected to the standby data center. Even a disruption as brief as a few minutes could have a negative impact on marketplace activities and could therefore result in a loss of revenue. Because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

Our business is subject to online security risks, including security breaches and misappropriation of our customers’ confidential information.

We collect limited confidential information in connection with the user registration and other marketplace-related processes on our website and, in particular, in connection with processing and remitting payments to and from our customers. Although we maintain security features on our website, our security measures may not detect or prevent hacker interceptions, break-ins, security breaches and other disruptions that may jeopardize the security of information stored in and transmitted by our website. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of the confidential information that we process for our customers, and such technology may fail to function properly or may be compromised or breached. Additionally, as described above, we use third-party co-location vendors for our data centers, and their security measures may not prevent security breaches and other disruptions that may jeopardize the security of information stored in and transmitted through their systems. A party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our operations, damage or misuse our website, and misuse the information that they misappropriate. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. These issues are likely to become more difficult as we expand our operations. If any compromise of our security were to occur, we may lose customers and our reputation, business, financial condition and operating results could be harmed by the misappropriation of confidential customer information. Any compromise of security may result in us being out of compliance with U.S. federal and state and international laws and we may be subject to lawsuits, fines, criminal penalties, statutory damages, and other costs. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other federal, state, or international privacy or consumer protection-related laws and regulations, could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity, may adversely affect our results of operations.

We depend on key personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel our ability to develop and successfully market our business could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, finance, and sales and marketing personnel. All of our U.S. officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. In addition, the loss of any key employees or the inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our solutions and harm the market’s perception of us. Qualified individuals are in high demand, and we may incur significant costs to recruit them. We may be unable to recruit and retain suitably qualified individuals who are capable of meeting our growing sales, operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unable to recruit and retain the qualified personnel we need to succeed, our business could be harmed.

Volatility or a decline in our stock price may also affect our ability to recruit and retain key employees. Our named executive officers have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. In addition, to retain such employees we may have to issue increased amounts of equity, which would dilute existing stockholders and could adversely affect the trading price our common stock. If we are unable to retain our employees, our business, results of operations and financial condition could be harmed.

Future acquisitions could disrupt our business and adversely affect of results of operations.

Our success will depend, in part, on our ability to expand our offerings and markets and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, solutions or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of the company that we acquired, particularly if key personnel of an acquired company decide not to work for us. In addition, we may issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership and could adversely affect the trading price of our common stock. Acquisitions may also involve the entry into geographic or business markets in which we have little or no prior experience. Consequently, we may not achieve anticipated benefits of the acquisitions which could adversely affect our results of operations.

Risks Related to This Offering and Our Common Stock

An active, liquid and orderly trading market for our common stock may not develop, our share price may be volatile and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that investors in the market will be willing to buy and sell our shares following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and others beyond our control, including:

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	fluctuations in the price of used and new heavy equipment;

•	changes in conditions in the industries in which participants in our marketplace compete;

•	the availability of credit to participants in our marketplace;

•	rating downgrades by securities analysts who follow us, or our failure to meet securities analysts’ projections for our results;

•	our announcement of actual or anticipated results that fail to meet market expectations;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	price and volume fluctuations in the stock market on a whole;

•	sales or expected sales of additional common stock by us, and our officers, directors and significant stockholders;

•	announcements from, or results of operations of, our competitors; or

•	market conditions or trends in our industry or in the economy in general.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they publish negative evaluations of our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our principal stockholders, executive officers and directors own a significant percentage of our stock and will continue to have significant control of us after the offering and could delay or prevent a change in corporate control.

Following the completion of this offering, our executive officers and directors, and entities that are affiliated with them, will beneficially own an aggregate of approximately     % of our outstanding common stock (or approximately     % of our outstanding common stock assuming exercise of the underwriters’ overallotment option in full). As a result, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other stockholders.

Our stock price could decline due to the large number of shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares outstanding as of March 15, 2010, upon completion of this offering, we will have           outstanding shares of common stock (or          outstanding shares of common stock assuming exercise of the underwriters’ overallotment option in full). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act unless held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

After the lock-up agreements pertaining to this offer expire and based on shares outstanding as of March 15, 2010, an additional           shares will be eligible for sale in the public market. In addition, shares underlying options that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

Holders of approximately           shares, or     %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and option holders, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section of this prospectus captioned “Underwriting.”

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, employee arrangement or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified board of directors with staggered, three-year terms;

•	not providing for cumulative voting in the election of directors;

•	authorizing the board to issue, without stockholder approval, preferred stock with terms and rights superior to those of common stock;

•	permitting an amendment of our amended and restated certificate of incorporation only through a super-majority vote of the stockholders;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	requiring advance notification for stockholder director nominations and other proposals.

In addition, the provisions of Section 203 of the Delaware General Corporate Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions. See “Description of Capital Stock—Preferred Stock” and “Description of Capital Stock—Effect of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute.”

Our management will have broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. We expect to use the proceeds for general corporate purposes and cannot specify with certainty the uses to which we will apply the net proceeds we will receive from this offering. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. If our net proceeds are used for purposes that do not enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Compensation Discussion and Analysis.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “would” or similar expressions and the negatives of those terms.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include, among others:

•	our ability to increase the supply of quality used heavy equipment for sale in our marketplace;

•	our ability to grow, integrate, manage and retain our salesforce;

•	our ability to continue to establish and expand the IronPlanet brand;

•	competition, particularly from larger, established companies with greater financial resources and name recognition;

•	our ability to retain our high volume sellers;

•	a decline in the global economy or in used heavy equipment prices;

•	volatility in our annual and quarterly results of operations;

•	our performance on guarantee and purchase arrangements; and

•	risks associated with international operations and emerging markets.

All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This prospectus contains various estimates related to our industry, including market size and growth rates. These estimates have been included in studies published or produced by market researchers and other firms, including Manfredi & Associates, Inc. and The Freedonia Group Incorporated. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets and customer research, but these are forecasts only and are subject to inherent uncertainty.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock that we are offering will be approximately $      million, after deducting underwriters’ discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

The principal purposes of this offering are to create a public market for our common stock, to obtain additional equity capital and to facilitate future access to the public markets. We intend to use the net proceeds from this offering for general corporate purposes. If the opportunity arises, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that are complementary to our own. We are not currently a party to any agreements or commitments for any acquisitions, and we have no current understandings with respect to any acquisitions.

Management’s plans for the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including our expansion plans and the amount of cash generated or used by our operations. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying cash dividends on our capital stock in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and capitalization as of December 31, 2009:

•	on an actual basis;

•	on a pro forma basis reflecting the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into an aggregate of 36,313,621 shares of our common stock effective immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to further reflect:

•	the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus; and

•	the application of the estimated net proceeds from this offering as described under the section captioned, “Use of Proceeds.”

You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of December 31, 2009
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(in thousands)

Cash and cash equivalents	$30,402	$30,402	$

Convertible preferred stock, $0.001 par value, 42,500,000 shares authorized: 36,313,621 shares issued and outstanding at December 31, 2009; no shares issued and outstanding pro forma and pro forma as adjusted	$52,386	$—	$
Stockholders’ equity (deficit):
Common stock and additional paid-in capital, $0.001 par value 73,500,000 shares authorized; 8,694,822 shares issued and outstanding at December 31, 2009; 45,008,443 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	5,270	57,656
Accumulated other comprehensive loss	31	31
Accumulated deficit	(24,368)	(24,368)

Total stockholders’ equity (deficit)	(19,067)	33,319

Total capitalization	$33,319	$33,319	$

The number of shares in the table above excludes, as of December 31, 2009:

•	an aggregate of 1,625,206 shares of common stock available for issuance under our 1999 Stock Plan;

•	3,265,000 additional shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2010 Equity Incentive Plan, which will become effective upon completion of this offering;

•	7,075,918 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock granted pursuant to our 1999 Stock Plan at a weighted average exercise price of $0.52 per share; and

•	721,887 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.00 per share.

DILUTION

If you invest in our common stock, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of December 31, 2009, net tangible book value was $     , or $      per share of common stock. Our pro forma net tangible book value as of December 31, 2009 was $     , or $      per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock on a one-for-one basis into an aggregate of           shares of our common stock effective immediately prior to the completion of this offering, for a total of shares of common stock. After giving effect to the issuance and sale by us of           shares of our common stock in this offering at the assumed initial public offering price of $      per share (the mid-point of the estimated range shown on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and our estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2009 would have been $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price		$
Pro forma net tangible book value per share as of December 31, 2009	$

Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

The following table sets forth as of December 31, 2009, on a pro forma as adjusted basis described above, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders, and the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by investors purchasing shares in this offering, based on an assumed initial public offering price of $      per share and before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Total Shares		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		%	$	%	$

If the underwriters’ overallotment option is exercised in full, the number of shares held by the new investors will be increased to      , or approximately     % of the total number of shares of our common stock outstanding after this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) total consideration paid by new stockholders by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The tables and calculations above are based on 45,008,443 shares of common stock issued and outstanding as of December 31, 2009, and exclude, as of December 31, 2009:

•	an aggregate of 1,625,206 shares of common stock available for issuance under our 1999 Stock Plan;

•	3,265,000 additional shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2010 Equity Incentive Plan, which will become effective upon completed of this offering;

•	7,075,918 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock granted pursuant to our 1999 Stock Plan at a weighted average exercise price of $0.52 per share; and

•	721,887 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.00 per share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The consolidated statements of operations data for each of the three years ended December 31, 2007, 2008 and 2009, and the consolidated balance sheet data as of December 31, 2008 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements not included in this prospectus. Revenue and operating expenses in the consolidated statements of operations data for the years ended December 31, 2005 and 2006 have been reclassified by us to present the data on a consistent basis with the data for the years ended December 31, 2007, 2008 and 2009. You should read the consolidated financial and other data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,
	2005	2006	2007(1)	2008	2009
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$11,066	$14,937	$22,030	$34,989	$54,674
Cost of revenue (2)	4,160	4,652	5,508	7,508	11,978

Gross profit	6,906	10,285	16,522	27,481	42,696
Operating expenses (2):
Sales and marketing	6,031	6,543	10,093	16,991	23,890
Technology	1,159	1,331	1,426	1,692	2,781
General and administrative	1,761	2,551	4,394	7,026	10,865

Total operating expenses	8,951	10,425	15,913	25,709	37,536

Income (loss) from operations	(2,045)	(140)	609	1,772	5,160
Interest income	227	288	669	413	64
Other non-operating expense (2)	2	—	—	(21)	(935)

Income (loss) before taxes	(1,816)	148	1,278	2,164	4,289
Income tax provision (benefit) (3)	1	4	110	313	(8,646)

Net income (loss)	$(1,817)	$144	$1,168	$1,851	$12,935

Net income (loss) per share:
Basic	$(0.32)	$0.03	$0.22	$0.31	$1.98

Diluted	$(0.32)	$0.00	$0.03	$0.04	$0.27

Weighted average shares outstanding:
Basic	5,594	5,649	5,330	5,921	6,521

Diluted	5,594	41,846	41,800	43,962	47,448

Pro forma net income (loss) per share:
Basic					$0.30

Diluted					$0.27

Pro forma weighted average shares outstanding:
Basic					42,713

Diluted					47,448

	As of December 31,
	2005	2006	2007(1)	2008(1)	2009
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,778	$16,290	$17,638	$30,968	$30,402
Working capital (4)	8,753	8,558	11,445	15,998	24,074
Total assets	16,212	18,334	20,499	36,303	57,237
Total liabilities	7,681	9,839	9,160	19,547	23,918
Convertible preferred stock	47,424	47,424	48,395	51,341	52,386
Total stockholders’ equity (deficit)	(38,893)	(38,928)	(37,055)	(34,585)	(19,067)

	Year Ended December 31,
	2005	2006	2007(1)	2008	2009
	(in thousands)

Other Financial and Operating Data:
Adjusted EBITDA (5)	$(1,954)	26	$1,611	$2,649	$7,299
Adjusted EBITDA less capital expenditures (5)	(2,088)	(280)	837	1,205	5,642
Gross Merchandise Volume (6):
North America	$130,432	$163,124	$231,210	$337,940	$412,874
International	—	—	—	3,611	45,556

Total	$130,432	$163,124	$231,210	$341,551	$458,430

Revenue:
North America	$11,066	$14,937	$22,030	$34,691	$49,517
International	—	—	—	298	5,157

Total	$11,066	$14,937	$22,030	$34,989	$54,674

Adjusted EBITDA (5):
North America	$(1,954)	$26	$1,611	$5,598	$10,420
International	—	—	—	(2,949)	(3,121)

Total	$(1,954)	$26	$1,611	$2,649	$7,299

(1)	As restated. See Note 2 to the consolidated financial statements included elsewhere in this prospectus for more information regarding the restatement of our consolidated statements of income and cash flows for the year ended December 31, 2007, our consolidated balance sheet as of December 31, 2007 and 2008.
(2)	Includes stock-based compensation as follows:

	Year Ended December 31,
	2005	2006	2007(1)	2008	2009
	(in thousands)

Cost of revenue	$—	$4	$53	$38	$47
Sales and marketing expenses	—	12	34	105	148
Technology expenses	—	1	10	35	809
General and administrative expenses	—	9	620	191	288
Other non-operating expense*	—	—	—	21	935

Total stock-based compensation	$—	$26	$717	$390	$2,227

*	Related to an equity award held by a terminated employee. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Years Ended December 31, 2007, 2008 and 2009—Other Non-Operating Expense” for more information.

(3)	Reflects the one-time release of substantially all of our U.S. federal and state net deferred tax valuation allowance in the fourth quarter of 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Income Tax Provision (Benefit)” for more information.

(4)	Working capital is defined as current assets minus current liabilities.

(5)	We define Adjusted EBITDA as net income adjusted for stock-based compensation, depreciation and amortization, interest income and income tax provision. We define Adjusted EBITDA less capital expenditures as Adjusted EBITDA less capital expenditures.

Management believes that the use of Adjusted EBITDA facilitates more useful period to period comparisons of operations, and also facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management believes that it is useful to exclude certain non-cash charges, such as depreciation and amortization and stock-based compensation, from Adjusted EBITDA because (a) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (b) such expenses can vary significantly between periods as a result of full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards. We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies, in connection with determination of our annual bonus incentive plan and in communications with our board of directors concerning our financial performance. We do not place undue reliance on Adjusted EBITDA as our only measure of operating performance.

Adjusted EBITDA less capital expenditures is a key measure used in our internal operating reports and allows us to evaluate the effectiveness of our operating strategies in generating cash, and manage the cash available to fund our operations and potential strategic initiatives. Management believes that Adjusted EBITDA less capital expenditures is useful to investors as a supplemental measure to evaluate our operating performance and liquidity.

Adjusted EBITDA and Adjusted EBITDA less capital expenditures should not be considered substitutes for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our future requirements for capital expenditures, and that they do not reflect changes in, or cash requirements for, our working capital. Management compensates for the inherent limitations associated with using the Adjusted EBITDA and Adjusted EBITDA less capital expenditures measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to the most directly comparable GAAP measure, which is net income.

A reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA less capital expenditures is presented below:

	Year Ended December 31,
	2005	2006	2007(1)	2008	2009
	(in thousands)

Net income	$(1,817)	$144	$1,168	$1,851	$12,935
Stock-based compensation	—	26	717	390	2,227
Interest income	(227)	(288)	(669)	(413)	(64)
Depreciation and amortization	89	140	285	508	847
Taxes	1	4	110	313	(8,646)

Adjusted EBITDA	(1,954)	26	1,611	2,649	7,299
Capital expenditures	134	306	774	1,444	1,657

Adjusted EBITDA less capital expenditures	$(2,088)	$(280)	$837	$1,205	$5,642

(6)	Gross Merchandise Volume, or GMV, represents the total value of all items sold in our marketplace, excluding our Private Marketplace, during a period. It is not a measure of our financial performance or revenue and is not presented in our consolidated financial statements. Our definition of GMV may differ from that used by other participants in our industry. We believe that revenue, which is the most directly comparable measure in our statement of operations, and certain other financial and operating data, are best understood by considering their relationship to GMV. Revenue represents the revenue we earn in the course of conducting transactions through our marketplace from seller commissions, seller listing and inspection fees and buyer transaction fees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.”

Overview

We are a leading online marketplace for used heavy equipment. Our exclusively online model allows us to match supply and demand globally for used heavy equipment, while achieving greater reach, price performance and efficiency than traditional models. We offer multiple online marketplace solutions for sellers and buyers of used heavy equipment. Our primary solution is our Featured Marketplace, which is a scheduled public online auction typically held once a week, during which prospective buyers bid on a wide variety of equipment for sale. Other solutions offered include our Private Marketplace, our Daily Marketplace and our One-Owner Marketplace, each designed to meet the specific needs of used heavy equipment sellers.

As a marketplace, our customers are both sellers and buyers of used heavy equipment. Sellers and buyers include a broad mix of equipment owners ranging from large multinational corporations to sole proprietors. These customers include a mix of equipment owners, such as original equipment manufacturers, or OEMs, re-marketing and finance organizations, construction and contracting companies, equipment rental companies, farming and mining entities and equipment dealers. Sellers typically provide equipment to sell in our marketplace on a consignment basis. We typically do not take title, ownership or possession of equipment, and consigned equipment remains in the possession of the seller until a sale transaction is completed through our marketplace. We believe that sellers are attracted to our marketplace due to the cost and time efficiencies of our online solutions and the global audience of buyers that participate regularly in our marketplace.

We generate revenue from sellers through commissions, listing and inspection fees, and from buyers through transaction fees. We assist sellers in the listing, inspection and marketing of equipment, and in payment processing. For these services, we charge sellers a commission tied to the final selling price of equipment sold, and we charge sellers a listing and inspection fee related to our assistance in listing equipment and conducting an inspection. We provide buyers with a wide selection of equipment, detailed inspection reports, transparent bidding functionality, payment processing and customer support assistance throughout their search, evaluation and bidding activities. For these services, we charge buyers a transaction fee tied to the final selling price of equipment purchased.

We were formed in 1999 and have grown by adding sales and operations personnel to attract additional sellers and buyers to our marketplace. As part of our growth strategy, over the last three years we have expanded outside North America, expanded the breadth of our marketplace solutions and expanded into additional equipment categories. In 2008, we held our first Asia-Pacific marketplace event, primarily focused in Australia, and in 2009, we held our first European marketplace event. Over time, we have added our Private Marketplace solution and substantially increased our Daily Marketplace activities, and have also added heavy equipment categories such as mining and agricultural equipment.

We have achieved substantial growth in our business in recent years. We grew our gross merchandise volume, or GMV, from $231 million in 2007 to $458 million in 2009. We grew our revenue from $22.0 million in 2007 to $54.7 million in 2009. Over the same period, we grew Adjusted EBITDA from $1.6 million in 2007 to $7.3 million in 2009. For a discussion of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA, see note 5 to “Selected Consolidated Financial and Other Data.”

We manage our business in two geographic segments: North America, which includes the United States, Canada and Mexico, and International, which includes Europe and Asia-Pacific. Segment revenue is determined based on which segment conducts the marketplace event. Currently our international segment is not profitable as our marketplace activities in Europe and Asia-Pacific have not yet generated revenue in excess of total current operating expenses. For more information regarding our segments, please see “—Results of Operations” and Note 11 to the consolidated financial statements included elsewhere in this prospectus.

We believe that our investment in our technology platform, the increase in the breadth of our marketplace solutions and our geographic expansion have provided a foundation for a scalable business model, which will allow us to continue to grow our business, expand into additional equipment categories, further penetrate existing markets and enter new markets without the need for significant capital investments in real estate or technology infrastructure.

Key Business Metrics

We regularly monitor several key operating and financial metrics to help us evaluate trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiency. The following is a summary of those key metrics.

•	Gross Merchandise Volume. Gross merchandise volume, or GMV, represents the total value of all items sold in our marketplace, excluding our Private Marketplace, during a period. We use GMV as a key measure of the scale and growth of our business, and as one measure of the level of liquidity achieved by our marketplace.

•	Revenue Rate. Revenue rate is the revenue derived from our marketplace, excluding our Private Marketplace, divided by total GMV during a period. This revenue rate is comprised of our seller commissions, seller listing and inspection fees, and buyer transaction fees. We use this as a key measure of the effectiveness of our sales organization and of the value our marketplace provides to both sellers and buyers of equipment.

•	Total Sellers. Total sellers is the number of unique sellers during a period. We use this as a measure of the reach and liquidity of our marketplace, and as a measure of the effectiveness of our salesforce in attracting new sellers and growing our business. The number of international sellers is a measure of the global reach and liquidity of our marketplace, and our effectiveness in growing our business internationally.

•	Total Bidders. Total bidders is the number of unique bidders during a period. We use total bidders, and bidders by geography, as measures of the reach and liquidity of our marketplace. The number of international bidders we attract to our marketplace is a measure of the global reach of our business.

	Year Ended December 31,
	2007	2008	2009
	(dollars in thousands)

Gross Merchandise Volume:
North America	$231,210	$337,940	$412,874
International	—	3,611	45,556

Total	$231,210	$341,551	$458,430

Revenue Rate:
North America	9.0%	9.9%	11.7%
International	—	8.3	11.3
Overall	9.0	9.8	11.7
Sellers:
North America	682	1,024	1,407
International	—	41	211

Total	682	1,065	1,618

Bidders:
North America	6,420	8,460	11,105
International	732	1,784	3,462

Total	7,152	10,244	14,567

Trends Affecting Our Business

Our business is affected by a number of key global economic and heavy equipment market trends as follows.

•	Global Economic Cycles. Economic and infrastructure development cycles impact the quantity of supply and pricing of used heavy equipment. We believe that our business benefits in periods of economic expansion and is relatively insulated in periods of economic contraction. In periods of economic expansion, marketplace activity grows and, as demand outpaces supply, pricing typically increases. In periods of economic contraction, there may be greater quantities of used equipment offered for sale, due to lack of project activity. While greater supply levels in periods of contraction may negatively affect equipment pricing, lower pricing attracts certain types of buyers, and the timely disposal of idle equipment is important to many sellers, contributing to marketplace activity.

•	Pricing of Used Heavy Equipment. Pricing can affect supply and demand of equipment offered for sale. When pricing moves significantly, there may be temporary imbalances between supply and demand that might affect the unit volumes of equipment that are sold in our marketplace. Additionally, our revenue is directly related to the final selling price of equipment sold in our marketplace, so general pricing of used heavy equipment directly affects our revenue.

•	Cross-Border Sales of Used Heavy Equipment. Standardization of equipment manufacturing and usage has contributed to increased cross-border sales of used heavy equipment. This trend has contributed to the expansion of our business globally. Our business depends in part on the continued openness of most international markets for used heavy equipment, and is impacted by currency exchange rates, which can affect bidding interest by international buyers.

•	Continued Penetration of the Online Channel for Used Heavy Equipment. Our business has benefited from the continued development and acceptance of the online channel for used heavy equipment transactions, and will continue to be affected by the general perception and development of online marketplaces. We expect that the online format of our marketplace will continue to gain acceptance among sellers and buyers of equipment, and will help us to further penetrate the used heavy equipment market.

•	Mix of Equipment Supply from Sellers. As a marketplace, the mix of used equipment that we sell reflects the type of equipment that sellers offer for sale during a period. This equipment mix may change, as may the mix of sellers, in a given period. For example, in 2008 and 2009, many equipment rental companies chose to reduce their rental fleets in response to slowing demand. Accordingly, rental companies offered increased amounts of smaller model used equipment for sale as they adjusted their fleet makeup. The mix of equipment available for sale will affect our average selling price, which in turn will affect our revenue, gross profit, and income from operations during a period.

Key Components of Our Results of Operations

Revenue

We derive revenue primarily from seller commissions, seller listing and inspection fees, and buyer transaction fees, in each case related to the listing on, and sale of equipment through, our marketplace.

•	Seller Commissions. We earn commissions from sellers upon completion of an equipment sale. Seller commissions are earned under a straight commission arrangement, a guarantee arrangement or a purchase arrangement, each of which are as discussed more fully below. Seller commissions are our primary source of revenue and are typically deducted from the purchase price of equipment. In 2009, seller commissions represented approximately 60% of our total revenue.

•	Seller Listing and Inspection Fees. We earn listing and inspection fees from sellers upon completion of an equipment sale. Such fees are based on the type and size of equipment listed. Listing and inspection fees are generally deducted from the purchase price of equipment. In 2009, seller listing and inspection fees represented approximately 17% of our total revenue.

•	Buyer Transaction Fees. We earn buyer fees from individual buyers who purchase equipment in our marketplace. Buyer fees are based on the final selling price of each piece of equipment, subject to a maximum dollar amount. In 2009, buyer transaction fees represented approximately 21% of our total revenue.

We consider sellers that utilize our marketplace as “consigners,” because the equipment is sold under an agency relationship. Sellers maintain physical possession of the equipment at their location, maintain title to, and are contractually obligated to maintain insurance on, the equipment up to and through buyer acceptance of the equipment. Following the conclusion of a sale through our marketplace, sellers release the equipment to the buyer and receive the entirety of the proceeds from the sale of the equipment, less the agreed seller commissions and fees.

Our primary form of commission arrangement with sellers is a straight commission arrangement. Under such an arrangement, sellers provide equipment to our marketplace for sale to buyers and agree to commission rates that are based on the final selling prices of the equipment provided. The commission rate may vary based on the selling price of each individual piece, based on our standard commission rate structure or based on an agreed upon fixed commission rate with the seller. Certain large sellers have commission rate arrangements that cover all pieces of equipment sold during a defined period, typically fixed rates for an annual period or longer. Certain of these annual or long-term contracts have volume thresholds that govern the commission rate charged to the seller.

In certain situations, we respond to requests from sellers and offer to guarantee minimum sales proceeds to sellers on certain consignments of equipment and earn a commission based on the sales price of such equipment sold in our marketplace. In these arrangements, which we refer to as guarantee arrangements, we are obligated to pay the agreed upon minimum amount if the consigned equipment in the aggregate sells for less than the minimum price. Should the consigned equipment sell above the minimum price in the aggregate, we are generally entitled to a share of the excess proceeds and our share of the excess proceeds, if any, is also included in seller commission revenue. During the years ended December 31, 2007, 2008 and 2009, equipment sold pursuant to a guarantee arrangement through our marketplace comprised 14%, 9% and 6% of GMV during those periods.

Periodically, as an accommodation to certain sellers and to maintain the liquidity and efficiency of our marketplace, we may purchase and temporarily take title to equipment that is then listed and sold through our marketplace in the same manner as consigned equipment. This occurs when either (1) a buyer has defaulted on a transaction, in which case we may elect to take the equipment into inventory and pay the seller, or (2) when we have purchased equipment outright from a seller in advance of a marketplace event, generally from a seller who desires immediate liquidity. Sellers maintain physical possession of the equipment at their location, maintain title to, and are contractually obligated to maintain insurance on, the equipment up to and through buyer acceptance of the equipment. Revenue from such subsequent sales reflects the net profit or loss on the sale of these purchased items. We believe that in the case of default transactions, such transactions are an extension of our original arrangement with our sellers, and in the case of purchase transactions, such transactions are ancillary to our primary consignment model with sellers. Because we typically hold this purchased equipment for only a brief period of time before it is resold, and because the market for this equipment is relatively stable over such short time periods, we do not believe that there is significant inventory and price risk associated with these transactions. During the years ended December 31, 2007, 2008 and 2009, purchased equipment that was later resold through our marketplace comprised approximately 2.1%, 2.2% and 1.6% of GMV, respectively. We realized a net profit of approximately $200,000 on the sale of purchase equipment during the year ended December 31, 2007, a net loss of $58,000 during the year ended December 31, 2008, and a net profit of $580,000 during the year ended December 31, 2009. Purchased equipment is reflected as inventory on our balance sheet until it is sold.

Cost of Revenue

Cost of revenue includes the cost of performing comprehensive inspections of equipment to be sold in our marketplaces. These comprehensive inspections provide the basis for our detailed inspection reports and our IronClad Assurance and are generally performed at the seller’s physical location. Expenses include payroll costs and related benefits for our employees that perform and manage field inspection services and the related inspection report preparation and quality assurance, fees paid to contractors who also perform field inspections, related travel and incidental costs for our inspection service organization, and office and occupancy costs for our inspection services personnel. Cost of revenue also includes costs for our customer support, marketplace operations, site operations and title and lien investigation functions. Significant components of these costs include employee compensation, facilities costs, depreciation of equipment and hosting expenses.

As the number of items in our marketplace grows, we will require more people to inspect equipment and assist sellers with listing their equipment. We expect that our cost of revenue will remain generally stable as a percentage of revenue over time although over short term periods such costs as a percentage of revenue may fluctuate as the average selling price and volume of equipment sold in our marketplace fluctuates.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consists of employee-related expenses and advertising costs. Employee related expenses include payroll and related benefits costs for employees dedicated to sales and marketing efforts, related travel, training, and other incidental costs incurred by sales and marketing personnel and outside advertising costs. Payroll costs includes sales commissions earned by sales personnel based on seller commissions earned by us from sellers of equipment. Advertising costs include costs of promotions and advertising pieces in various industry trade journals and periodicals for specific marketplace events, costs of paid search engine advertising, costs of email and occasional direct mail campaigns to website registrants and costs of participation in trade events. Sales and marketing expense is the largest component of our operating expenses.

We intend to hire additional sales and marketing personnel, and to expand our marketing efforts worldwide in order to add new customers, increase our penetration in existing core markets, and expand our business in new markets. As such, we expect sales and marketing expenses to increase in absolute dollars in future periods.

Technology. Technology expenses include employee salaries and benefits, outside contractor costs, travel, amortization of software and hardware costs and other ancillary costs related to our information technology and website operations group. These expenses also include the lease and operations costs related to our third party data centers, from which our website is hosted, and various technology license fees related to outside technology applications that we employ in the delivery of our website and in our internal operations.

We expect to continue to invest in our technology platform for our marketplace events and our website, and we expect technology expenses to increase in absolute dollars in future periods.

General and Administrative. General and administrative expenses refer to the cost of our executive, finance and human resources functions and include the following types of costs in general and administrative expenses: employee salaries, bonuses and benefits, travel and entertainment costs, office space leases and related occupancy costs, professional fees including audit, accounting, tax, legal and other consulting fees, general office supplies and other general costs related to operating our business.

We expect our general and administrative expenses to increase in future periods as we continue to grow our business, and to increase when we become a publicly traded company. Our accounting, auditing, legal, insurance and personnel-related expenses for officers and directors are expected to increase as we institute and monitor a more comprehensive corporate compliance function, implement more comprehensive board and board committee governance functions, maintain and review a more detailed system of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and prepare and distribute related reports.

Interest Income

Interest income consists of income earned on our cash, cash equivalents, and short-term investments. We have generally invested our cash in short-term investment grade and guaranteed instruments, whose investment yields are generally tied to short-term credit markets.

Income Tax Provision (Benefit)

We are subject to federal and state taxes in the United States as well as in other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax.

As of December 31, 2009, we had $16.5 million of federal and $25.7 million of California state net operating loss carry-forwards available to reduce future taxable income. These net operating loss carryforwards begin to expire in 2020 and 2014 for federal and state tax purposes, respectively. Our ability to use our net operating loss carryforwards to offset any future taxable income could be subject to limitations attributable to equity transactions that would result in a change of ownership as defined by Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code.

At December 31, 2009, we had a total deferred tax asset of approximately $11.8 million, primarily comprised of our accumulated net operating loss carryforwards. Our net deferred tax assets consist primarily of net operating loss carryforwards generated before we achieved profitability. During the fourth quarter of 2009, we concluded that it was more likely than not that we would be able to realize the benefit of certain of these deferred tax assets in the future. Consequently, we recognized a net tax benefit of $9.1 million in the fourth quarter of 2009, resulting primarily from the release of all of the U.S. federal and state net deferred tax valuation allowance. We based this conclusion on historical and projected operating performance, as well as our expectations that our operations will generate sufficient taxable income in future periods to be able to realize a portion of the tax benefits associated with the deferred tax assets. We continue to maintain a full valuation allowance on our foreign deferred tax assets. We will continue to assess the need for a valuation allowance on our deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the periods that the adjustment is determined to be required.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, cash flows and related disclosures. These estimates and assumptions are based on judgments that we believe are reasonable under the circumstances at the time made, and reflect historical experience and various other factors. We evaluate our estimates and assumptions on an ongoing basis. However, actual results may differ from these estimates and assumptions, and to the extent there are material differences between these estimates and our actual results, our future financial statements may be affected.

We believe that of our significant accounting policies described in Note 1 to our consolidated financial statements included in this prospectus, the following policies and estimates involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to fully understand our financial condition and results of operations.

Revenue Recognition

Marketplace Revenue. We record revenue from marketplace events upon the sale of equipment, typically at the conclusion of a marketplace event when a determination can be made that the sale of such equipment is complete. Such determination includes an estimate by management of transactions that are expected to collapse or default based on our historical experience with similar buyers. When an estimate for sales expected to default cannot be made, revenue is recognized when the equipment is accepted by the buyer and the proceeds are considered collectible. We regularly review our default sales experience factor, and conditions that might affect current levels of default sales, as part of our preparation of periodic financial statements.

Guarantee Arrangements. Net gains and losses on guarantee arrangements are recorded as revenue at the time the gain or loss is realized, which is typically at the conclusion of a marketplace event when a determination can be made that the sale of such equipment is complete. Net gains and losses are calculated in total for the entire lot of consigned equipment, and not on individual pieces of equipment. If certain pieces of equipment in a guarantee arrangement are unsold in a marketplace event, and are carried over to a subsequent event, we record commission revenue, and any overage related to excess proceeds, only to the extent that the commission and any gain amount is fixed or determinable. Losses on guarantee arrangements are provided for when the loss is probable and can be reasonably estimated.

Purchased Equipment. Periodically, as an accommodation to certain sellers, we may purchase and temporarily take title to equipment that is then listed and sold through our marketplace in the same manner as consigned equipment. We record revenue from the sale of such purchased equipment upon the sale of the equipment in a marketplace event, typically at the conclusion of a marketplace event when a determination can be made that the sale of such equipment is complete. We believe that in the case of default transactions, such transactions are an extension of our original arrangement with our sellers, and in the case of purchase transactions, such transactions are ancillary to our primary consignment model with sellers. We do not take custody of the equipment in these transactions and they are offered for sale in a manner consistent with other equipment consigned for sale in our marketplace. Accordingly, we record the net gain or loss on the sale of inventory items as revenue in a similar manner as our primary consignment arrangements. Inventory is stated at the lower of cost or market, with cost being determined on a specific identification basis. Losses are provided for based on specific market data related to individual items.

Income Taxes

We account for income taxes using the liability method. Deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance, if any, could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the periods that the adjustment is determined to be required.

Under current tax law, if cash and cash equivalents and investments held outside the United States are distributed to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

Stock-Based Compensation

We grant our employees, directors and consultants options for common stock. We account for our share-based payment awards by recording compensation costs for all stock-based payment awards made to employees, directors and consultants that are ultimately expected to vest based upon the awards’ estimated grant date fair value. We estimate potential forfeitures and recognize compensation cost only for those equity awards expected to vest. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures will be recognized in the period of change and will impact the amount of stock compensation expenses to be recognized in future periods.

The fair value of each award is estimated on the date of the grant and amortized over the requisite service period. For all option awards granted subsequent to January 1, 2006, we have used the Black-Scholes option pricing model to estimate the fair value of stock-based payment awards on the date of grant. Determining the fair value of stock-based awards at the grant date under this model requires judgment, including estimating the value per share of our common stock, volatility, expected term and risk-free interest rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates based on management judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the Black-Scholes model significantly change, stock-based compensation for future awards may differ materially from the awards granted previously. Key assumptions utilized in estimating the fair values of stock-based payment awards are as follows:

	2008	2009

Volatility	58%	55% - 58%
Expected life in years	6	6
Risk-free interest rate	2.75% - 3.32%	2.11% - 2.80%
Dividend yield	—	—

We recorded non-cash stock-based compensation expenses related to employee stock options granted of approximately $2.2 million for the year ended December 31, 2009. At December 31, 2009, we had unrecorded compensation costs of $1.0 million related to unvested stock options.

Valuation of Common Stock

We have granted stock options at exercise prices believed to be equal to the fair values of the common stock underlying stock options as of the date of grant. In the absence of a public trading market for shares of our common stock, the fair value of the common stock underlying stock options was determined by our board of directors with input from management. Members of our board of directors and management team have extensive business, financial and venture capital experience.

Background. In assessing the fair value of our common stock, we considered numerous objective and subjective factors including:

•	our financial position and historical operating and financial performance as well as progress to date against planned budgets;

•	our financial projections and future prospects;

•	consideration received in connection with the issuance of shares of preferred stock to outside investors in arm’s length transactions and the rights, privileges and preferences of our preferred stock;

•	any recent privately negotiated sales of our securities to third parties;

•	the current lack of marketability of our common stock as a private company;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the options, given prevailing market conditions;

•	the stock price performance of comparable public companies;

•	other input from management regarding our financial condition and results of operations; and

•	valuations of our common stock performed as of December 31, 2008, June 30, 2009, September 30, 2009, December 31, 2009 and February 8, 2010.

In conducting the valuations of our common stock, we used a two-step methodology. First we estimated the fair value of our company as a whole and then we allocated the aggregate equity value to each element of the capital structure, including our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or AICPA Practice Aid. The “income approach” and “market approach” valuation methods were used to estimate enterprise value. The “income approach” involves applying appropriate risk-adjusted discount rates to cash flows, based on our forecasted revenue and expenses. The “market approach” involves analyzing the stock prices of a number of publicly traded companies reasonably similar to us.

In order to allocate the enterprise value to the various securities that comprise our capital structure, we used the option-pricing method, which is described in detail in the AICPA Practice Aid. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing of a potential liquidity event was based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately-held company is complex because there is no readily available market for our shares. Our board of directors estimated the volatility of our stock based on available information on the volatility of stocks of publicly traded companies in our industry determined to be reasonably comparable to us. In addition, a discount was applied to account for the lack of marketability of our common stock based on the assumed time to liquidity.

Our board of directors and management believe the valuation methodology employed for each date of determination provided a reasonable basis for estimating the fair value of our common stock. The following discuses the specific inputs used by our independent third-party valuation consultant and considered by our board of directors for each of the periods specified.

December 31, 2008 Valuation. On February 5, 2009 and May 7, 2009, our board of directors, with assistance of management, determined the fair value of our common stock as of such dates, based in part on a valuation as of December 31, 2008. In the December 2008 valuation, the enterprise value suggested by the market approach was slightly higher than that suggested by the income approach, and the average of the results suggested by the two approaches was used to estimate the enterprise value. The fair value was then estimated by applying the option pricing method, assuming a 37% lack of marketability discount. Considering this valuation as well as other factors, including those identified in “—Background” above, our board of directors determined that the fair value of our common stock was $0.77 per share as of February 5, 2009 and May 7, 2009. Although we considered the June 2008 and August 2008 sales of $3.0 million of our Series C convertible preferred stock in the December 2008 and subsequent valuations, we concluded that the price of the Series C convertible preferred stock was not an appropriate indicator of value because it was a different security with significantly superior rights and preferences to our common stock, was issued to strategic partners, and investors in the Series C convertible preferred stock financing were also issued warrants to acquire additional shares of Series C convertible preferred stock. Our board of directors concluded that there was no significant change in our business or expectations of future business as of such dates since the December 2008 valuation that would have warranted a valuation higher than $0.77 per share. The decrease in the estimate of the fair value of our common stock relative to prior valuations was attributable to, among other things, the general recessionary economic environment, the global credit crises, particularly adverse conditions in the industries in which a significant portion of our customers compete and declines in equity markets and stock prices of companies comparable to us.

June 30, 2009 Valuation. On August 27, 2009, our board of directors, with assistance of management, determined the fair value of our common stock as of such date, based in part on a valuation as of June 30, 2009. In the June 2009 valuation, the enterprise value suggested by the market approach was higher than that suggested by the income approach, and the average of the results suggested by the two approaches was used to estimate the enterprise value. The fair value was then estimated by applying the option pricing method, assuming a 33% lack of marketability discount. Considering this valuation as well as other factors, including those identified in “—Background” above, our board of directors determined that the fair value of our common stock was $1.13 per share as of August 27, 2009. Although we considered the June 2009 sale of approximately $1.0 million of our Series C convertible preferred stock in the June 2009 and subsequent valuations, we concluded that the price of the Series C convertible preferred stock was not an appropriate indicator of value because it was a different security with significantly superior rights and preferences to our common stock, was issued to strategic partners, and investors in the Series C convertible preferred stock financing were also issued warrants to acquire additional shares of Series C convertible preferred stock. Our board of directors concluded that there was no significant change in our business or expectations of future business as of such date since the June 2009 valuation that would have warranted a valuation higher than $1.13 per share. The increase in the estimate of the fair value of our common stock relative to prior valuations reflected continued improvements in our operating performance and improved public market conditions.

September 30, 2009 Valuation. In January 2010, our board of directors, with assistance of management, determined the fair value of our common stock as of September 30, 2009. In the September 2009 valuation, the enterprise value suggested by the market approach was higher than that suggested by the income approach, and the average of the results suggested by the two approaches was used to estimate the enterprise value. The fair value was then estimated by applying the option pricing method, assuming a 30% lack of marketability discount. Considering this valuation as well as other factors, including those identified in “—Background” above, our board of directors determined that the fair value of our common stock was $1.28 per share as of September 30, 2009. The increase in the estimate of the fair value of our common stock relative to prior valuations reflected continued improvements in our operating performance and improved public market conditions.

December 31, 2009 Valuation. On January 19, 2010, our board of directors, with assistance of management, determined the fair value of our common stock as of such date, based in part on a valuation as of December 31, 2009. In the December 2009 valuation, the enterprise value suggested by the market approach was higher than that suggested by the income approach, and the average of the results suggested by the two approaches was used to estimate the enterprise value. The fair value was then estimated by applying the option pricing method, assuming a 27% lack of marketability discount. Considering this valuation as well as other factors, including those identified in “—Background” above, our board of directors determined that the fair value of our common stock was $2.25 per share as of January 19, 2010. Our board of directors concluded that there was no significant change in our business or expectations of future business as of such date since the December 2009 valuation that would have warranted a valuation higher than $2.25 per share. The increase in the estimate of the fair value of our common stock relative to prior valuations reflected our taking additional steps in preparation for a potential initial public offering as well as our continued improvements in our operating performance.

February 8, 2010 Valuation. On February 11, 2010 and February 26, 2010, our board of directors, with assistance of management, determined the fair value of our common stock as of such dates, based in part on a valuation as of February 8, 2010. The February 2010 valuation applied the probability-weighted expected return method, assuming a 12% lack of marketability discount, which decreased significantly as a liquidity event became potentially imminent. We believe the probability-weighted expected return method represents a more accurate representation of value once a liquidity event is potentially imminent. Considering this valuation as well as other factors, including those identified in “—Background” above, our board of directors determined that the fair value of our common stock was $3.12 per share as of February 11, 2010 and February 26, 2010. Our board of directors concluded that there was no significant change in our business or expectations of future business as of such dates since the February 2009 valuation that would have warranted a valuation higher than

$3.12 per share. The increase in the estimate of the fair value of our common stock relative to prior valuations reflected our taking additional steps in preparation for a potential initial public offering as well as our continued improvements in our operating performance.

In connection with the preparation of the consolidated financial statements included in this prospectus for the year ended December 31, 2009, our board of directors reassessed the fair value of our common stock and determined that there was a compensatory element in our historical options. Given that we have experienced a continued improvement in our results of operations, the strengthening of economic conditions, the improvement of capital markets and the initiation of the process for this offering and the request for proposals from several investment banks, such interpolations resulted in progressions to the fair value of our common stock that were essentially linear between the valuation dates as there were no individually significant factors impacting fair value. As a result, the stock options we granted from February 2009 through August 2009 had an exercise price less than the subsequently estimated fair value of the common stock at the date of grant, which is included in the options’ fair value determination.

The following table sets forth information regarding all stock options granted from January 1, 2009 through the date of this prospectus:

	Common Shares		Fair Value	Intrinsic Value
	Underlying Options	Exercise Price	Per Common	Per Underlying
Grant Date	Granted	Per Share	Share	Common Share

February 5, 2009	262,000	0.77	0.91	0.14
May 7, 2009	157,450	0.77	1.34	0.57
August 27, 2009	291,400	1.13	1.81	0.68
January 19, 2010	378,300	2.25	2.25	—
February 11, 2010	981,000	3.12	3.12	—
February 26, 2010	300,000	3.12	3.12	—

The aggregate intrinsic value of vested and unvested stock options as of December 31, 2009, based on the initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of the prospectus, was $      million and $      million, respectively.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of revenue:

	Year Ended December 31,
	2007	2008	2009
	(as restated)
	(in thousands)

Consolidated Statements of Operations Data:
Revenue	$22,030	$34,989	$54,674
Cost of revenue	5,508	7,508	11,978

Gross profit	16,522	27,481	42,696
Operating expenses:
Sales and marketing	10,093	16,991	23,890
Technology	1,426	1,692	2,781
General and administrative	4,394	7,026	10,865

Total operating expenses	15,913	25,709	37,536

Income from operations	609	1,772	5,160
Interest income	669	413	64
Other non-operating expense	—	(21)	(935)

Income before taxes	1,278	2,164	4,289
Income tax provision (benefit)	110	313	(8,646)

Net income	$1,168	$1,851	$12,935

	Year Ended December 31,
	2007	2008	2009
	(as restated)
	(% of revenue)

Consolidated Statements of Operations Data:
Revenue	100.0%	100.0%	100.0%
Cost of revenue	25.0	21.5	21.9

Gross profit	75.0	78.5	78.1
Operating expenses:
Sales and marketing	45.8	48.6	43.7
Technology	6.5	4.8	5.1
General and administrative	19.9	20.1	19.9

Total operating expenses	72.2	73.5	68.7

Income from operations	2.8	5.1	9.4
Interest income	3.0	1.2	0.1
Other non-operating expense	—	(0.1)	(1.7)

Income before taxes	5.8	6.2	7.8
Income tax provision (benefit)	0.5	0.9	(15.8)

Net income	5.3%	5.3%	23.7%

Comparison of the Years Ended December 31, 2007, 2008 and 2009

Revenue

	Year Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(dollars in thousands)

Revenue	$22,030	$34,989	$54,674	58.8%	56.3%

Total revenue increased $19.7 million in 2009 compared to 2008. Of the increase, $14.8 million was attributable to our North American operations, $4.6 million was attributable to our European operations, which commenced in early 2009, and $0.3 million was attributable to our Asia-Pacific operations. Of the $14.8 million North American revenue increase, $8.3 million was attributable to an increase in GMV, $5.4 million was attributable to an increase in our revenue rate, and $1.4 million was attributable to an increase in both volume and revenue rate, offset by a decline in other revenue of $0.2 million. The increase in GMV in North America was driven by a significant increase in the total number of units sold. The increase in units was offset by a decrease in the average sales price per unit, which reflected both a shift in the mix of equipment sold as well as a general decline in pricing levels for used heavy equipment in 2009 from 2008.

Total revenue increased $13.0 million in 2008 compared to 2007. Of the increase, $12.7 million was attributable to our North American operations, and $0.3 million was attributable to our Asia-Pacific operations, which commenced in Australia in early 2008. Of the $12.7 million North American revenue increase, $8.9 million was attributable to an increase in GMV volume, $2.5 million was attributable to an increase in our revenue rate, $1.0 million was attributable to an increase in both volume and revenue rate, and $0.2 million was attributable to an increase in other revenue. The increase in GMV in North America was driven by a significant increase in total units sold. The increase in units was offset by a decrease in the average sales price per unit, which reflected both a shift in the mix of equipment sold as well as a general decline in pricing levels for used heavy equipment in 2008 from 2007.

Cost of Revenue and Gross Profit

	Year Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(dollars in thousands)

Cost of revenue	$5,508	$7,508	$11,978	36.3%	59.5%

Percentage of revenue	25.0%	21.5%	21.9%
Gross profit	$16,522	$27,481	$42,696	66.3%	55.4%

Percentage of revenue	75.0%	78.5%	78.1%

Our cost of revenue increased $4.5 million in 2009 compared to 2008. This was attributable to the increase in the number of units sold in our marketplace during 2009, and the corresponding greater number of units that were inspected, and the associated higher staffing costs, outside contractor costs, travel, and other ancillary costs in our inspection department. Of this increase in our cost of revenue, $3.0 million was attributable to our North American operations, $1.4 million was attributable to our European operations, which commenced in early 2009, and $0.1 million was attributable to our Asia-Pacific operations.

Our cost of revenue increased $2.0 million in 2008 compared to 2007. This was attributable to the increase in the number of units sold in our marketplace during 2008, and the corresponding greater number of units that were inspected, and the associated higher staffing costs, outside contractor costs, travel, and other ancillary costs in our inspection department. Of the increase in our cost of revenue, $1.9 was attributable to our North American operations and $0.1 million was attributable to our Asia-Pacific operations, which commenced in early 2008.

Operating Expenses

Sales and Marketing

	Year Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(dollars in thousands)

Sales and marketing	$10,093	$16,991	$23,890	68.3%	40.6%

Percentage of revenue	45.8%	48.5%	43.7%

Our sales and marketing expenses increased $6.9 million in 2009 compared to 2008. Of this increase, $4.7 million was attributable to a net increase in sales personnel in 2009, and $1.1 million was attributable to increased sales commission expense. The remaining increase of $1.1 million was attributable to outside marketing expenses, resulting from an increase in marketplace event advertising and promotion, an increase in search engine advertising costs in order to continue to build our registration base and buyer community, and a general increase in other marketing activities. Additionally, of the total increase in sales and marketing in 2009, $2.9 million was attributable to our European operations, which commenced in early 2009. As a percent of revenue, sales and marketing expenses declined in 2009 primarily due to higher revenues and increased effectiveness of our marketing campaigns.

Our sales and marketing expenses increased $6.9 million in 2008 compared to 2007. Of this increase, $4.6 million was attributable to a net increase in sales personnel in 2008, and $1.1 million was attributable to increased sales commission expense. The remaining increase of $1.1 million was attributable to outside marketing expenses, resulting from an increase in marketplace event advertising and promotion, a general increase in marketing and advertising costs in order to continue to build our registration base and buyer community. Additionally, of the total increase in sales and marketing in 2008, $0.8 million was attributable to our Asia-Pacific operations, which commenced in early 2008. As a percent of revenue, sales and marketing expenses increased in 2008 primarily due to the ramp up of sales personnel who had yet to reach full productivity levels.

Technology

	Year Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(dollars in thousands)

Technology	$1,426	$1,692	$2,781	18.7%	64.4%

Percentage of revenue	6.5%	4.8%	5.1%

Technology expenses increased $1.1 million in 2009 compared to 2008. The largest component of this increase was an $0.8 million increase in stock-based compensation expenses. The remaining increase related to expenses incurred in connection with the continuing development and maintenance of our website, additional internal technology applications and technology support for increased personnel.

Technology expenses increased $0.3 million in 2008 compared to 2007. This increase was generally attributable to an increase in internal personnel and outside contractor expenses, related to the continuing development and maintenance of our website, and our internal technology.

General and Administrative Expenses

	Year Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(dollars in thousands)

General and administrative	$4,394	$7,026	$10,865	59.9%	54.6%

Percentage of revenue	19.9%	20.1%	19.9%

General and administrative expenses increased $3.8 million in 2009 compared to 2008. Of this increase, $2.6 million was attributable to an increase in executive, finance and administrative department personnel costs, including an increase in personnel to support our business growth and an increase in personnel for our European operations. The remaining increase of $1.2 million was attributable to occupancy and facilities, including new facilities in Europe.

General and administrative expenses increased $2.6 million in 2008 compared to 2007. Of this increase, $1.5 million was attributable to an increase in executive, finance and administrative department personnel costs, including an increase in personnel to support our business growth and an increase in personnel related to our Asia-Pacific operations. Of the remaining increase, $1.0 million was attributable to professional fees related to the general growth of our business, the launch of our operations in Asia-Pacific and organizational expenses in advance of the launch of our European operations; $0.5 million was attributable to occupancy and facilities, including new facilities in Australia. These increases were offset in part by a one-time $0.4 million stock-based compensation charge recorded in 2007 in connection with the severance agreement of one of our former executive officers.

Interest Income

	Year Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(dollars in thousands)

Interest income	$669	$413	$64	(38.3)%	(84.5)%

Percentage of revenue	3.0%	1.2%	0.1%

Net interest income decreased $0.3 million in 2009 compared to 2008. This decrease was attributable to a decline in the average yield on our interest bearing accounts during the period, offset in part by higher overall cash balances.

Net interest income decreased $0.3 million in 2008 compared to 2007. This decrease was attributable to a decline in the average yield on our interest bearing accounts during the period, offset in part by higher overall cash balances.

Other Non-Operating Expense

	Year Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(dollars in thousands)

Other non-operating expense	$—	$(21)	$(935)	—%	n.m.

Percentage of revenue	—%	(0.1)%	(1.7)%

Other non-operating expense reflects the impact of non-cash stock-based compensation expense recorded in connection with the ongoing variable accounting for a single option grant to a former employee for periods subsequent to his service obligation.

Income Tax Provision (Benefit)

	Year Ended December 31,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(dollars in thousands)

Income tax provision (benefit)	$110	$313	$(8,646)	184.5%	n.m.

Percentage of revenue	0.5%	0.9%	(15.8)%

We recorded an income tax provision in 2007 and 2008 and a benefit in 2009. In 2007 and 2008, we offset our taxable income through the utilization of net operating loss carryforwards; accordingly, our tax provisions in both periods were primarily attributable to minimum corporate taxes. In the fourth quarter of 2009, we determined that it would be more likely than not that remaining cumulative U.S. federal and state net operating losses and other deferred tax benefits, which had previously been fully reserved, would be realizable. Thus, in the fourth quarter we reversed the valuation allowances and recorded a net tax benefit of $9.1 million.

Unaudited Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited statements of operations data as a percentage of revenue for each of the eight quarters ended December 31, 2009. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this prospectus, and the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended,
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2008	2008	2008	2008	2009	2009	2009	2009
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$7,344	$9,792	$8,775	$9,078	$10,312	$14,097	$15,287	$14,978
Cost of revenue	1,467	1,833	1,923	2,285	2,488	2,988	3,235	3,267

Gross profit	5,877	7,959	6,852	6,793	7,824	11,109	12,052	11,711
Operating Expenses:
Sales and marketing	3,910	3,859	3,963	5,259	5,303	5,643	6,084	6,860
Technology	370	472	406	444	665	691	722	703
General and administrative	1,236	1,515	2,098	2,177	2,520	2,596	2,779	2,970

Total operating expenses	5,516	5,846	6,467	7,880	8,488	8,930	9,585	10,533

Income (loss) from operations	361	2,113	385	(1,087)	(664)	2,179	2,467	1,178
Interest income	126	90	107	90	37	8	6	13
Other non-operating expense	—	—	(11)	(10)	(234)	(234)	(234)	(233)

Income (loss) before taxes	487	2,203	481	(1,007)	(861)	1,953	2,239	958
Income tax provision (benefit)	72	152	68	21	23	193	193	(9,055)

Net income (loss)	$415	$2,051	$413	$(1,028)	$(884)	$1,760	$2,046	$10,013

Net income (loss) per share
Basic	$0.07	$0.35	$0.07	$(0.17)	$(0.14)	$0.28	$0.31	$1.46

Diluted	$0.01	$0.05	$0.01	$(0.17)	$(0.14)	$0.04	$0.04	$0.21

	For the Three Months Ended,
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2008	2008	2008	2008	2009	2009	2009	2009
	(% of revenue)

Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	20.0	18.7	21.9	25.2	24.1	21.2	21.2	21.8

Gross profit	80.0	81.3	78.1	74.8	75.9	78.8	78.8	78.2
Operating Expenses:
Sales and marketing	53.2	39.4	45.2	57.9	51.4	40.0	39.8	45.8
Technology	5.0	4.8	4.6	4.9	6.4	4.9	4.7	4.7
General and administrative	16.8	15.5	23.9	24.0	24.4	18.4	18.2	19.8

Total operating expenses	75.1	59.7	73.7	86.8	82.3	63.3	62.7	70.3

Income (loss) from operations	4.9	21.6	4.4	(12.0)	(6.4)	15.5	16.1	7.9
Interest income	1.7	0.9	1.2	1.0	0.4	0.1	—	0.1
Other non-operating expense	—	—	(0.1)	(0.1)	(2.3)	(1.7)	(1.5)	(1.6)

Income (loss) before taxes	6.6	22.5	5.5	(11.1)	(8.3)	13.9	14.6	6.4
Income tax provision (benefit)	1.0	1.6	0.8	0.2	0.3	1.4	1.3	(60.5)

Net income (loss)	5.7%	20.9%	4.7%	(11.3)%	(8.6)%	12.5%	13.4%	66.9%

	For the Three Months Ended,
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2008	2008	2008	2008	2009	2009	2009	2009
	(dollars in thousands)

Other Financial and Operating Data:
Adjusted EBITDA	$532	$2,299	$628	$(810)	$(164)	$2,687	$2,991	$1,785
Adjusted EBITDA less capital expenditures	412	1,604	272	(1,083)	(320)	2,385	2,759	819
Gross Merchandise Volume	77,617	91,305	76,355	96,273	91,712	119,642	122,919	124,157
Revenue rate	9.0%	10.4%	10.9%	9.1%	11.0%	11.4%	12.2%	11.9%

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to net income, the most comparable GAAP measure, for each of the periods indicated. For additional information, please see the discussion of Adjusted EBITDA and Adjusted EBITDA less capital expenditures in note 5 to “Selected Financial Consolidated Financial and Other Data.”

	For the Three Months Ended,
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2008	2008	2008	2008	2009	2009	2009	2009
				(in thousands)

Net income (loss)	$415	$2,051	$413	$(1,028)	$(884)	$1,760	$2,046	$10,013
Stock-based compensation	73	85	104	128	548	546	540	593
Interest income	(126)	(90)	(107)	(90)	(37)	(8)	(6)	(13)
Depreciation and amortization	98	101	150	159	186	196	218	247
Taxes	72	152	68	21	23	193	193	(9,055)

Adjusted EBITDA	532	2,299	628	(810)	(164)	2,687	2,991	1,785

Capital expenditures	120	695	356	273	157	302	232	966

Adjusted EBITDA less capital expenditures	$412	$1,604	$272	$(1,083)	$(321)	$2,385	$2,759	$819

Our quarterly revenue has generally continued to increase as we have increased the number of marketplace events held over the past eight quarters and the GMV sold in such events. Our revenue has also increased as a result of the commencement of our operations internationally. In the first quarter of 2008, we held our first Asia-Pacific marketplace event and in the first quarter of 2009 we held out first European marketplace event. Historically, GMV has generally been highest during the second and fourth quarters. We generally conduct more marketplace events during these quarters than during the first and third quarters, because sellers of equipment tend to be more active in these periods to prepare for heavier construction project activity during spring through late fall. In addition, our volume of equipment for sale, and related revenue, is dependent upon the timing of activity such as fleet upgrades and realignments, contractor retirements, and the completion of major construction and development projects, among other things. Revenue Rate is impacted by a number of factors, including equipment and seller mix and the performance of guarantee or purchase arrangements during the period. These factors are generally not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparisons difficult.

During the fourth quarter of 2008, used heavy equipment prices declined significantly across virtually all categories, models and manufacturers. This used equipment price decline generally coincided with a severe dislocation in the credit markets and a decrease in activity in the commercial and residential construction markets. The effect of this price decline on our business was two-fold: first, equipment owners deferred decisions to sell equipment in the face of significantly depressed market prices and uncertainty regarding pricing recovery; and second, the selling prices of equipment sold in our marketplace during most of the fourth quarter were significantly reduced. Additionally, the selling prices of equipment sold under guarantee arrangements during the fourth quarter 2008 were significantly reduced, and our performance on such guarantee arrangements was negatively impacted. In total, we estimate the negative revenue impact of the dramatic price decline in fourth quarter of 2008 was approximately $2.2 million. Conversely, during the third quarter of 2009, our financial results were positively impacted by performance on guarantee arrangements during that quarter, as the selling prices of equipment sold in our marketplace were higher, which resulted in increases in GMV and revenue.

Our cost of revenue increased sequentially each quarter of 2008 and 2009 as we continued to increase the number of units sold in our marketplace and add additional personnel to assist with the listing and inspections process. Gross margin decreased in the fourth quarter 2008 due to the decrease in equipment pricing in that quarter, which negatively impacted our revenue. Gross margin in the first quarter 2009 was negatively impacted by the startup costs associated with launching our European operations.

Our operating expenses increased sequentially in each quarter of 2008 and 2009 due to the growth in our sales and marketing, technology and general and administrative headcount to support the corresponding growth in our business and in GMV. Operating expenses increased in the fourth quarter 2008 due to the addition of sales personnel and pre-launch marketing expenditures related to our European operations. Operating expenses increased in the fourth quarter 2009 due to an increase in our legal, accounting and other professional costs related to this offering. In addition, during the fourth quarter we typically incur additional expenses related to employee training and certain marketing and promotional activities, which are considered period costs.

Our other non-operating expense in 2008 and 2009 was the result of a non-cash stock-based compensation expense recorded in connection with the ongoing variable accounting for a single option grant to a former employee for periods subsequent to his service obligation. The increase in 2009 was attributable to an increase in our common-stock valuation.

Prior to the fourth quarter of 2009, our income tax provisions were primarily attributable to minimum corporate taxes, as we offset our taxable income through the utilization of net operating loss carryforwards. In the fourth quarter of 2009, we determined that it would be more likely than not that remaining cumulative net operating losses and other deferred tax benefits related to our U.S. operations, which had previously been fully reserved, would be realizable. Thus, in the fourth quarter of 2009 we reversed the valuation allowances and recorded a tax benefit of $9.1 million.

Adjusted EBITDA decreased $1.2 million in the fourth quarter of 2009 compared to the third quarter of 2009. This was a result of a decline in revenue primarily related to a decline in our revenue rate, increased sales and marketing expenses related to additional sales headcount, and employee training and marketing and promotional activities that we typically incur in the fourth quarter. Adjusted EBITDA also exhibited significant declines in both the fourth quarter of 2008 and the first quarter of 2009 primarily as a result the decline in heavy equipment pricing that occurred during this period, as well as start up expenses related to the launch of our European operations.

Liquidity and Capital Resources

At December 31, 2009, our total cash position, consisting of cash and cash equivalents, was $30.4 million, of which $16.5 million related to marketplace payables on our balance sheet. Our net cash balance was invested primarily in short-term investment grade and guaranteed instruments, whose investment yields were generally tied to short term credit markets. We do not enter into investments for trading or for speculative purposes.

Since inception we have financed our business through a series of private placements of equity securities, primarily in 1999 and 2000, and through cash generated from operations. In addition, during 2007, 2008, and part of 2009, we had a line of credit facility in place with a financial institution that provided us the ability to borrow up to $10 million, subject to certain terms and conditions, to facilitate the purchase of equipment to sell in our marketplace. We did not have any borrowings under this facility during this period, and were in compliance with all covenants during this period. This facility expired in 2009, and we chose to not renew this facility due to our expectation that we would not need to access the facility in the foreseeable future due to the adequacy of our existing and anticipated cash resources. We may choose to renew this facility, or a similar facility, in the future.

We have experienced increases in our total cash expenditures in the last several years in connection with the overall growth in our business and related growth in personnel and outside costs. In 2008 and 2009 this included expenditures related to the launch of our Asia-Pacific and European operations. We anticipate that our total cash expenditures will increase in the future. However, we believe our existing cash balances and cash generated from our operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

The following table sets forth, for the periods presented, our summary consolidated statements of cash flows data.

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$1,089	$11,599	$(277)
Investing activities	(774)	(1,444)	(1,657)
Financing activities	1,033	3,192	1,308
Effect of exchange rate changes on cash and cash equivalents	—	(17)	60

Increase (decrease) in cash and cash equivalents	$1,348	$13,330	$(566)

	As of December 31,
	2007	2008	2009
	(in thousands)

Working capital	$11,445	$15,998	$24,074

Net Cash Provided by (Used for) Operating Activities

During 2009, we used approximately $0.3 million of cash in our operations. This was a result of net income of $12.9 million, adjusted for non-cash charges, which consisted primarily of an income tax benefit of $9.1 million, offset by stock based compensation of $2.2 million and depreciation and amortization of $0.8 million. Net cash used for operations was further impacted by an increase in net amounts due sellers of $3.6 million and an increase in accrued sales and use taxes of $0.5 million. This was offset by an increase in VAT receivables due from tax authorities in Europe of approximately $3.7 million related to European operations, which commenced in 2009, an increase of $5.5 million in inventory related to an equipment purchase agreement entered into just prior to December 31, 2009, and an increase of $2.5 million in trade accounts receivable. Other net working capital changes were approximately $0.5 million related to the overall growth of our business.

During 2008, we generated approximately $11.6 million of cash from our operations. This was a result of net income of approximately $1.9 million, adjusted for non cash charges, primarily depreciation and amortization of approximately $0.5 million, stock-based compensation of $0.4 million, an increase in net amounts due sellers of $8.7 million, and other net working capital changes of approximately $0.1 million related to the growth of our business. The increase in amounts due sellers at December 31, 2009 relates to the growth of our business, and the timing of collection of proceeds from buyers related to equipment sales, prior to remittance to sellers.

During 2007, we generated approximately $1.1 million of cash from our operations. This was a result of net income of $1.2 million, adjusted for non cash charges; primarily depreciation and amortization of $0.3 million, stock-based compensation of $0.7 million, a decrease in amounts due sellers of approximately $2.0 million. Other working capital changes, in total, were approximately $0.9 million related to the growth of our business.

Net Cash Used for Investing Activities

Our investing activities have consisted primarily of purchases of capital equipment and fixed assets used in our operations.

In 2009, we purchased network and IT equipment and related application and database software for our website operations of approximately $0.8 million. Additional fixed asset purchases of approximately $0.4 million related to personal computing equipment for employees, as well as furniture, fixtures, leasehold improvements. Further, we spent approximately $0.4 million on software development activities for our website operations which were capitalized.

In 2008, we purchased network and IT equipment and related application and database software for our website operations for approximately $0.7 million. Additional fixed asset purchases of approximately $0.5 million related to personal computing equipment for employees, as well as furniture, fixtures and leasehold improvements. Further, we spent approximately $0.3 million on software development activities for our website operations which were capitalized.

In 2007, we purchased network and IT equipment and related software for our website operations of approximately $0.3 million. Additional fixed asset purchases of approximately $0.5 million related to personal computing equipment for employees, as well as furniture, fixtures and leasehold improvements.

Net Cash Provided by Financing Activities

In 2009, we sold Series C convertible preferred equity securities for approximately $1.0 million, net of related transaction expenses. Additionally, we received proceeds of approximately $0.3 million in 2009 related to the exercise of stock options to purchase our common stock.

In 2008, we sold, in separate transactions, Series C convertible preferred equity securities to two investors, for approximately $2.9 million, net of related transaction expenses. Additionally, we received proceeds of approximately $0.2 million in 2008 related to the exercise of stock options to purchase our common stock.

In 2007, we sold Series B convertible preferred equity securities for approximately $1.0 million, net of related transaction costs. Additionally, we received proceeds of approximately $0.1 million in 2008 related to the exercise of stock options to purchase our common stock.

Contractual Obligations

We lease our primary office space in Pleasanton, California and other locations under various non-cancelable operating leases for office space and data center facilities that expire between 2010 and 2013. We have no debt obligations. Additionally, all property and equipment has been purchased for cash, and accordingly we have no capital lease obligations. We have no material long-term purchase obligations outstanding with any vendors or third parties.

The following table summarizes our principal contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	(in thousands)

Operating leases	$1,324	$425	$899	$—	$—

In the normal course of our business, we will, in certain situations, guarantee an equipment seller a minimum level of proceeds in connection with the sale through our marketplace of that seller’s equipment. At December 31, 2009, outstanding guarantees under contract for equipment totaled $0.3 million, which was offset by the proceeds that we received from the sale of the related equipment through our marketplace. We do not record any liability in our financial statements with respect to these guarantee arrangements, and they are not reflected in the contractual obligations table above.

Off-Balance Sheet Arrangements

As of December 31, 2009, we did not have any off-balance sheet arrangements.

Recently Issued Accounting Standards

In June 2009, the FASB issued an update to ASC 810, Consolidation, which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The modification clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This modification to ASC 810 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. It also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This modification to ASC 810 is effective for fiscal years beginning after November 15, 2009 and is effective for us on January 1, 2010. We expect this modification may have an impact on our financial position and results of operations in future periods, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the transactions we consummate in the future.

In October 2009, the FASB issued an amendment to ASC 605-25, Multiple Element Arrangements, which modifies how a company separates consideration in multiple-delivery arrangements. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The amendment also clarifies the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendment also eliminates the residual method of allocating revenue and requires the use the relative selling price method. This amendment to ASC 605-25 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued an amendment to ASC 985-605, Software-Revenue Recognition, which modifies the accounting model for revenue arrangements that include both tangible products and software elements. This amendment to ASC 985-605 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. We do not sell products that include both tangible products and software elements, therefore this amendment will not impact our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

During 2007, 2008, and 2009, we did not have any borrowings outstanding under our line of credit arrangements, and thus were not subject to interest rate risk related to borrowings. During these periods, we did have substantial cash balances on hand with financial institutions, which generally were invested in short-

term investment grade and guaranteed instruments, whose investment yields were generally tied to short-term credit markets. Our yields on these short-term instruments were affected by the overall decline in short-term interest rates in 2009 compared to 2008, and in 2008 compared 2007. Our average yields on invested cash balances were approximately 3.9% in 2007, 1.7% in 2008, and 0.4% in 2009.

Currency Exchange Rate Sensitivity

In 2008, we commenced operations in the Asia-Pacific region, based in Australia, where our transactions are denominated in Australian dollars. In 2009, we commenced operations in Europe, where our transactions are denominated in Euros. We utilize the U.S. dollar as our reporting currency and accordingly translate our international business unit results into U.S. dollars for reporting purposes. We incurred a negative net foreign currency translation adjustment of $17,000 in 2008, and a positive net foreign currency translation adjustment of $48,000 in 2009, primarily related to our intercompany funding arrangements with our international business units. Additionally, because we sell to a significant number of international used equipment buyers, a significant change in currency exchange rates may materially affect the participation of our international buyers in our marketplace formats, and consequently the equipment pricing levels realized.

BUSINESS

Overview

We are a leading online marketplace for used heavy equipment. We believe that the online channel is increasingly becoming a preferred method for used heavy equipment transactions, and our long-term goal is to be the leading global marketplace for used heavy equipment and other capital assets. Our exclusively online model allows us to match supply and demand globally for used heavy equipment, while achieving greater reach, price performance and efficiency relative to the fragmented network of brokers, dealers and physical auction houses that have traditionally served this market. In 2009, our online marketplace connected over 1,600 unique sellers to over 7,600 unique buyers, from among 14,500 unique bidders, located across 92 countries, who bought approximately 30,000 individual pieces of equipment.

We offer multiple online marketplace solutions for sellers and buyers of used heavy equipment. Our primary solution is our Featured Marketplace, which is a scheduled public online auction typically held once a week, during which prospective buyers bid on a wide variety of equipment for sale. Other solutions offered include our Private Marketplace, our Daily Marketplace and our One-Owner Marketplace, each designed to meet the specific needs of used heavy equipment sellers. Our online-only model allows us to be flexible and capital efficient when developing new marketplace solutions and when expanding into new geographies, customer segments and product categories.

As a marketplace, our customers are both sellers and buyers of used heavy equipment. Sellers and buyers include a broad mix of equipment owners ranging from large multi-national corporations to sole proprietors. These include original equipment manufacturers, or OEMs, re-marketing and finance organizations, construction and contracting companies, equipment rental companies, farming and mining companies and equipment dealers. Today, equipment sold through our marketplace is used primarily in the construction, mining and agriculture industries.

For sellers, our solutions are designed to maximize price performance, minimize time requirements and reduce sales-related expenses as compared to traditional methods. For buyers, we believe that our marketplace increases selection and market transparency, while reducing the time and investment required to search for, identify, evaluate and procure equipment. A key element of our online marketplace is our proprietary inspection and report process, which we refer to as our IronClad Assurance. Our IronClad Assurance provides buyers with confidence and trust in the condition of the equipment listed in our marketplace. To increase supply in our marketplace, we employ a direct salesforce to assist existing and prospective equipment sellers. To increase demand in our marketplace, we use our technology along with our marketplace operations group to attract buyers to our online marketplace, stimulate bidding activity, and assist them in their buying process.

We generate revenue principally from sellers through commissions, as well as listing and inspection fees. We also generate revenue from buyers through transaction fees. Our revenue is dependent on the total gross merchandise volume, or GMV, of equipment sold through our marketplace. We grew our GMV from $342 million in 2008 to $458 million in 2009, an increase of 34%. We grew our revenue from $35.0 million in 2008 to $54.7 million in 2009, an increase of 56%. Over the same period, we grew Adjusted EBITDA from $2.6 million in 2008 to $7.3 million in 2009, an increase of 175%. For a discussion of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA, see note 5 to “Selected Consolidated Financial and Other Data.”

Industry Background

The market for heavy equipment is large, established and global. Demand for heavy equipment is driven by worldwide economic development, government stimulus and spending on infrastructure, and a continual need by equipment operators to replace and upgrade their equipment. This equipment is used in key sectors of the economy, such as the construction, mining and agriculture industries. Examples of such heavy equipment include tractors, excavators, backhoes, wheel loaders, motor graders and dump trucks manufactured by companies such as Caterpillar Inc., Deere & Company, Komatsu Ltd. and Volvo Construction Equipment. According to The Freedonia Group Incorporated, or Freedonia, an international business research company, manufacturers’ sales of heavy equipment in the construction and mining industries in 2008 were $108 billion and $45 billion, respectively. According to Freedonia, manufacturers’ sales of heavy equipment in the agriculture industry in 2007, the most recent period with data available, was $93 billion, and combined spending in these industries is expected to grow to $314 billion by 2013. We believe that the geographic distribution within the construction equipment market is representative of the overall heavy equipment market, and according to Freedonia, worldwide construction equipment demand in 2008 was distributed 35% in Asia-Pacific, 29% in North America, 21% in Western Europe and 15% in the rest of the world.

Large and Active Market for Used Heavy Equipment

There is a large and active secondary market for used heavy equipment. Heavy equipment assets generally have long useful lives, driven by manufacturing durability and generally limited product changes and broad industry application. Over the course of its useful life, a piece of heavy equipment may be resold multiple times. This longevity and durability gives rise to a large global stock of functional used equipment. The price differential between new and used equipment values presents a compelling economic case for buyers of used equipment, who appreciate equipment at different stages of its lifecycle. This in turn provides equipment owners a market to continually sell and upgrade their assets, which is important to capital intensive businesses seeking to manage their fleet size and inventory. Additionally, the development of global standards in equipment manufacturing methods and industrial practices has facilitated a market for used heavy equipment that spans across diverse geographic markets and industrial segments, as the utility for such used heavy equipment has become much broader. The long-term fundamental needs for infrastructure development and increased economic activity in developing markets have driven the demand for used heavy equipment in these markets, since new equipment is generally less affordable, particularly large and specialized heavy equipment. Collectively, these factors have contributed to increasing global demand for used heavy equipment, and for buying and selling used heavy equipment across geographies.

According to research we commissioned by Manfredi & Associates, a market research firm that specializes in the heavy equipment industry, the average value of the worldwide fleet of used heavy equipment was estimated to be more than $500 billion between 2006 and 2008, of which over $100 billion was resold annually. The market for secondary sales has been characterized by disparate sellers and buyers and, as a result, local brokers and OEM-branded dealers have controlled much of the market historically. While these businesses serve a necessary function, their limited geographic footprint, narrow service offering and lack of scale and transparency create inefficiencies for both sellers and buyers.

Established Auction Channel for Used Heavy Equipment

Auctions are an established channel for buying and selling used heavy equipment. According to research we commissioned with Manfredi & Associates, approximately $10 billion of used heavy equipment was sold through the auction channel annually between 2006 and 2008. We believe the auction channel is compelling due to a number of factors, including the ability of auctions to better match large pools of supply and demand for used equipment, the attractiveness to sellers looking to achieve timely liquidity and dispose of large pools of equipment in one event, and the attractiveness to buyers to choose from a broad selection of equipment from a variety of manufacturers. In addition, we believe the heavy equipment auction business benefits in periods of economic expansion, as buying and selling activity grows, and remains relatively insulated in periods of economic contraction, as value pricing is important to buyers and timely disposal of idle equipment is important to many sellers.

Growing Online Marketplace for Used Heavy Equipment

The development of the Internet and e-commerce has given rise to the online marketplace as a more efficient channel for buying and selling used heavy equipment. The online channel improves upon the benefits of physical auctions in matching supply with demand across geographies, and reducing the time and costs for sellers and buyers to transact and avoiding the limitations of physical proximity. We believe the online channel will become the preferred platform for the buying and selling of used heavy equipment throughout the world.

Market Opportunity

Sellers and buyers of used heavy equipment are burdened with significant challenges and inefficiencies using traditional channels.

Challenges for Sellers

Equipment sellers face a number of challenges as they seek to maximize price realization and minimize the required time, effort and resources associated with the sales process. Key challenges for sellers include the following.

•	Limited Buyer Reach. Historically, sellers have only been able to reach a narrow set of buyers, such as those located near sellers or traditional intermediaries. This limited reach creates an imperfect market and may adversely impact the sale price.

•	Lack of Turn-Key Solutions. Sellers are required to invest significant time and attention in the sales process because traditional channels have not successfully offered a comprehensive and efficient solution.

•	Lack of Regular and Continuous Access to Buyers. Sellers are constrained by lengthy sales cycles associated with traditional used heavy equipment sales channels and the timing of regional auctions.

•	Unnecessary Cost Requirements. Sellers often face costs that reduce their net proceeds, such as the potentially significant expenses associated with transporting equipment to an intermediary’s site and the costs of preparing equipment for sale that certain intermediaries may require.

•	Payment Delays and Transaction Uncertainty. Sellers are concerned that funds will be collected and delivered in a timely manner. Sellers also risk broken sales when the equipment does not match buyer expectations.

Challenges for Buyers

Buyers face a number of challenges as they seek to locate specific equipment at a reasonable price, evaluate the condition of used equipment and minimize the costs and time constraints of procuring equipment. Key challenges for buyers include the following.

•	Lack of Selection. Buyers are generally limited to the available selection from local broker and dealer, or at infrequent regional auctions.

•	Limited Ability to Assess Product Quality. Buyers have limited resources to assess the condition of used heavy equipment and critical components, which is problematic because the performance of used heavy equipment can vary dramatically based on prior usage and ownership. As heavy equipment assets are generally significant capital expenditures for important operating activities, the cost of business interruption from equipment failure can be significant.

•	Significant Time Commitment. Buyers spend significant time searching for, identifying, evaluating, and procuring equipment. Attending traditional sales channel events and tracking down equipment is inconvenient and time consuming.

•	Significant Cost Requirements. Costs associated with searching for and evaluating the performance of equipment can be substantial and are borne by the buyer. Traveling to sellers’ locations and events is also costly and potentially unproductive for the buyer.

•	Lack of Market Transparency. Due to the fragmented and regional nature of traditional used heavy equipment sales channels, these markets operate with price inefficiencies. Markets often lack transparency and buyers have limited data to make informed buying decisions.

We believe that there is a significant opportunity for an online marketplace for used heavy equipment that better matches supply and demand, and reduces the cost, time and friction associated with buying and selling equipment. To be successful, a company with this model must ensure the integrity of its marketplace and build trust for both sellers and buyers as to the accuracy, legitimacy and certainty of transactions. Moreover, the marketplace must provide sufficient liquidity to ensure enough demand for sellers and supply for buyers.

Our Solution

Our online marketplace is designed to meet the needs of used heavy equipment sellers and buyers globally. We believe that our online marketplace solutions and processes offer distinct benefits to both sellers and buyers of used heavy equipment, providing substantial advantages compared to traditional used heavy equipment sales channels. Key advantages of our online model include the following:

•	an efficient means of matching supply and demand globally;

•	significant numbers of sellers and buyers;

•	significantly reduced geographic constraints;

•	reduced time and expense required of sellers to locate and reach equipment buyers and of buyers to identify, evaluate and procure equipment assets;

•	enhanced trust and confidence of buyers in the condition of the equipment purchased; and

•	enhanced levels of market transparency.

By attracting significant numbers of geographically dispersed sellers and buyers to our marketplace, we believe we have built a network effect that increases the value of our services to all participants in our marketplace. Furthermore, we believe this value continues to increase over time as the size of our marketplace, and the resulting supply of and demand for used heavy equipment, grows.

Key Benefits for Sellers

Our solutions are designed to meet the needs of used heavy equipment sellers by providing the following.

•	Global Reach. We provide sellers access to our global pool of active buyers, increasing marketplace transparency, liquidity and price realization. Our marketing efforts are designed to drive traffic to our marketplace and demand for our sellers’ equipment. Our marketplace operations group bolsters the level and depth of buyer interest for specific auction events and items, and solicits, engages and informs potential buyers to stimulate demand in advance of and during a marketplace event. During 2009, our North American Featured Marketplace attracted on average over 800 unique bidders based in 28 countries per event.

•	Flexible, Turn-Key Solutions. We provide sellers the flexibility to choose from a number of marketplace solutions, as well as the ability to leverage our technology platform to manage their own Private Marketplace. This range of solutions enables sellers to choose a solution which best suits their business, cash and inventory needs. In addition to our Featured Marketplace, we offer tailored marketplace solutions for different seller requirements, including our One-Owner Marketplace, our

Daily Marketplace and our Private Marketplace. Because specialty equipment assets attract different sets of buyers, and not all equipment is suited for the Featured Marketplace, we believe our different solutions give sellers flexibility in choosing the best venue to attract the right buyers for their equipment.

•	Continuous Market Access. We provide sellers with regular market access regardless of where their equipment is located. Our Featured Marketplace is held typically once a week and our Daily Marketplace operates 365 days a year. Such frequency provides equipment owners the opportunity to use IronPlanet as an asset and inventory management tool, rather than as an ad hoc selling channel. Large fleet owners can schedule asset dispositions regularly and precisely based on their corporate asset life cycle management schedules and not be tied to infrequent service provider schedules. Furthermore, they can better manage large fleet reductions by selling assets systematically and regularly.

•	Cost Efficiency. Our field-based sales and inspections teams help limit the time and resources required of sellers to prepare items for sale. Our process allows sellers to avoid sales-related transportation costs, which can be significant for large pieces of equipment. Furthermore, we generally do not require sellers to incur “make ready” expenditures prior to sale, but make recommendations on improvements or repairs that will likely enhance the net proceeds of the equipment being sold.

•	Transaction Speed and Certainty. We have designed our marketplace offering to minimize the end-to-end sales process time. In particular, our online solution eliminates the need for sellers to transport equipment to physical sites for sale, and our field inspection reports and IronClad Assurance reduce the time buyers require to evaluate equipment, shortening the total sales process. In addition, we have designed our payments process to give buyers an incentive to pay sooner, and our secure payments process ensures that sellers receive payment for their equipment in a timely and safe manner.

Key Benefits for Buyers

Our solutions are designed to meet the needs of used heavy equipment buyers by providing the following:

•	Broad Selection. We provide buyers with a broad selection of equipment across multiple geographies, industries, manufacturers, price points and equipment condition. As our seller community grows, we are able to provide buyers with increasing value through greater equipment selection. During 2009, our North American Featured Marketplace events on average included over 600 items across a range of industrial uses, price points, OEM brands and product quality parameters.

•	Quality Assurance. We have created a proprietary inspection process to provide buyers with confidence in the condition of equipment listed in our marketplace. Buyers can access and evaluate our detailed inspection reports online for any piece of equipment, and our IronClad Assurance instills trust in the accuracy of these inspection reports.

•	Convenience. Buyers are able to search, identify, evaluate and procure equipment at any time through our convenient, user-friendly website. Our model is designed to minimize the need for involvement throughout the process, as well as reduce the total time necessary to successfully procure equipment.

•	Cost-Efficient Process. We enable buyers to search, identify, evaluate and bid for equipment online, reducing costs required to search for and bid on equipment located in physically disparate locations.

•	Market Fairness and Transparency. We enforce strict rules among sellers and buyers that provide for open and transparent bidding activity. Sellers are prohibited from manipulating outcomes through shill bidding or buy-backs. Furthermore, our automated system prevents last second “close-out” bids by automatically extending the auction period until all bidding is exhausted. We believe these rules encourage buyers to participate with greater confidence in the process.

Our online marketplace meets the needs of used heavy equipment sellers and buyers by matching global supply and demand for used heavy equipment, while eliminating the constraints, inefficiencies and costs associated with traditional methods of conducting used heavy equipment transactions.

IronPlanet Competitive Advantages

We believe our business model provides us a number of competitive advantages that enhance our ability to continue to grow our business and expand our profitability.

•	Scale, Network Effect and Marketplace Liquidity. Our online marketplace has achieved significant scale and is an active and liquid market for used heavy equipment. In 2009, our online marketplace connected over 1,600 unique sellers to over 7,600 unique buyers, from among over 14,500 unique bidders, located across 92 countries, who bought approximately 30,000 individual pieces of equipment totaling $458 million in GMV. As the liquidity of our marketplace continues to increase, as the numbers of sellers and buyers in our marketplace grows, and as our geographic coverage expands, we benefit from a network effect. We believe the value of our marketplace to both sellers and buyers increases as we add more users. More registrants to the marketplace allows for more prospective bidding, which yields higher price realization for sellers. More sellers produces a larger number and greater variety of listings, which makes the marketplace more attractive for buyers.

•	Proprietary Inspection Process and IronClad Assurance. We believe that our proprietary inspection process and detailed inspection reports are comprehensive, accurate and valuable to participants in our marketplace. In addition, our IronClad Assurance is a key differentiating factor for our marketplace and provides benefits to both sellers and buyers. Sellers benefit from more active bidding by a wider group of prospective buyers, resulting in higher price realization, while buyers benefit from accurate and reliable information that allows them to bid with confidence.

•	Capital-Efficient Business Model. We operate entirely as an online marketplace, and, accordingly, we require minimal physical footprint. We do not require real estate or other significant capital outlays to enter new markets. Our website can be efficiently localized to facilitate expansion to new international markets, and can be easily adapted to new asset categories. This provides us significant flexibility to efficiently scale our business and enter new markets with minimal capital expenditure requirements.

•	Direct Relationships with Sellers. We believe that cultivating strong relationships with sellers and having insight into their situations and requirements is critical to generating heavy equipment supply volume to our marketplace. We have a dedicated salesforce of experienced professionals from the heavy equipment industry, focused on fostering relationships with the key decision-makers of our customers and of other large equipment owners. Our salesforce maintains regular communication with potential sellers and strives to understand their inventory management, liquidity and cash needs associated with a sale.

•	Portability of Our Business Model. We have developed a business model and processes that can be efficiently transferred to other asset categories, beyond our current heavy equipment segments. Such business model characteristics include our exclusively online operations, with no need for physical facilities, our proprietary inspection process, and our flexible marketplace technology platform.

We believe the combination of our reach and relationships with sellers and buyers, our technology and ability to leverage the Internet, our inspection reports and IronClad Assurance, and our growing brand recognition positions us to become the leading marketplace for used heavy equipment.

Our Strategy

We seek to become the leading platform for buying and selling used heavy equipment by expanding our market coverage and offering a superior service. Key elements of our strategy include the following.

•	Increase Penetration in Our Key North American Market. We believe our core North American used equipment market will continue to grow and that we have the opportunity to further penetrate this fragmented market. We intend to continue to enhance the quality and productivity of our salesforce in North America and to add new sales personnel to cover more regions and increase our coverage within each region. We also intend to invest in marketing efforts and to expand our Featured, One-Owner, Daily and Private Marketplaces to attract additional heavy equipment sellers and to further deepen our relationships with existing sellers. We also intend to focus on adding equipment supply in the agriculture and mining categories, and we will evaluate selectively adding new asset categories to our marketplace.

•	Focus on Key Customer Segments. We believe our solutions are particularly well suited for, and provide unique benefits to, certain sellers who have large fleets and regularly dispose of equipment. These sellers include equipment rental, financial services, and large industrial companies. We intend to hire additional sales personnel focused on integrating our marketplace solutions into the business processes of these large accounts segments and other global companies that regularly buy and sell heavy equipment. These companies represent a meaningful portion of the overall global used equipment volume and we believe that our online marketplace provides considerable benefits to these sellers compared to traditional sales channels.

•	Continue Our Expansion into International Markets. Our exclusively online model provides us the ability to rapidly grow our international footprint with minimal capital investment. While we are able to serve buyers globally from our U.S. operation, we have recently expanded our operations into new international markets to attract and better service sellers of heavy equipment in these markets, and to obtain more equipment globally to satisfy buyer demand. In 2008 we launched our Asia-Pacific operations by adding sales and customer service personnel in Australia, and in 2009 we began our European operations. We expect to continue to add resources within these markets and deploy our solution to additional international markets in the next several years.

•	Strengthen our Brand and Enhance the User Experience. The trust that our customers place in our brand is essential to our business model, and our ability to protect and strengthen our brand is critical to our success. Our proprietary IronClad Assurance is a key element of our trusted relationship with sellers and buyers. We plan to continue to develop and enhance awareness of our IronClad Assurance and to strengthen and expand our brand globally through marketing and promotional activities and the continued hiring and training of inspection services personnel. We also plan to further develop our website and platform to provide a more compelling experience for sellers and buyers on our marketplace by adding new data, analytics and communications features to create a more efficient and intuitive purchasing experience and to empower sellers and buyers with tools to help them make purchase decisions.

•	Invest in Technology and Infrastructure to Improve Services and Operating Efficiency. We will continue to invest in our technology, operations and processes to maintain our state-of-the-art online delivery infrastructure and improve our overall operating efficiency for our online marketplace. This will also include continued investments in transaction processes, and in further automating various components of our inspection services, our listing services, our marketplace operations and our back-office and settlement services.

Products and Services

We have built a scalable and flexible online marketplace with multiple selling solutions to meet the diverse needs of sellers and buyers. Our marketplace solutions include the following.

•	Featured Marketplace. Our primary solution is the Featured Marketplace, where sellers list used heavy equipment during a scheduled event that takes place entirely online and is typically conducted weekly in North America and monthly in Europe and Australia. During 2009, our North American Featured Marketplace events on average included over 600 items across a range of industrial uses, price points, OEM brands and product quality parameters. Featured Marketplace events follow an auction format in which equipment is sold on an “unreserved” basis to the highest bidder, with a minimum bid price. Items are typically listed on the website for a two week preview period before the scheduled Featured Marketplace event. All registered bidders on our website can participate in our Featured Marketplace events and bid on items for sale. There are no participation fees or bid fees charged to bidders and bidding activity is conducted entirely online.

•	One-Owner Marketplace. Our One-Owner Marketplace is conducted like our Featured Marketplace, but targets sales of equipment by a single owner in a single event. Often times these are entire liquidations of a fleet of equipment due to the retirement of a contractor, or financial liquidation of a business. These events are available to our entire global registration base. This solution is well suited to deliver optimal results in such circumstances due to the global reach of our marketplace.

•	Daily Marketplace. Our Daily Marketplace solution includes equipment pieces listed for sale, with a reserve price, which are available on our website for a defined period of time, typically one week. Buyers can place a bid or purchase equipment immediately at a designated price, referred to as the Win it Now price. The Daily Marketplace solution usually includes brokering activity on the part of our marketplace operations team, which reaches out to prospective buyers to solicit bids that at a minimum meet sellers reserve requirements. This solution is well suited to specialty assets or situations where sellers have minimum requirements.

•	Private Marketplace. Our Private Marketplace solution is offered to large industrial, rental companies and OEM equipment sellers who want to offer equipment assets to a select group of potential buyers, such as their dealers. We offer the Private Marketplace solution as a private-label solution and provide sellers the opportunity to conduct online sales using their own brand. For Private Marketplaces, we host and manage a separate website for each seller, utilizing our technology platform. This solution provides an efficient, turn-key selling platform for customers who want to limit access to a private bidding audience.

We have developed proprietary inspection, listing and transaction processes and systems to provide a broad range of value-added services for sellers and buyers using our marketplace. We provide these services to differentiate our product offerings, to provide an efficient experience to users and to ensure the successful completion of the highest number of transactions in our marketplace.

Services Provided to Sellers

•	Equipment Pricing and Market Evaluation. Our experienced sales team members provide sellers with preliminary pricing estimates based on current market conditions. Our centralized equipment pricing group of dedicated personnel monitors used equipment market activity and overall equipment output and demand data, and maintains our pricing database in order to provide sellers with the most accurate price estimates.

•	Listing Services. We provide sellers services to summarize and present their equipment for sale in our marketplace solutions. Equipment is evaluated based on the make, model and year of manufacture, features and overall condition. Our customer service organization works with sellers in resolving lien status with lien holders and establishing lien payoff amounts and timing, and also manages the physical collection of titles to be transferred to buyers.

•	Inspection Services. Our inspection services department conducts detailed onsite evaluations of most large pieces of equipment sold in most of our marketplace under our IronClad Assurance program. Inspections are typically scheduled with the seller four weeks in advance of the equipment being offered for sale in our marketplace solutions. This turn-key service requires minimal seller involvement. Inspection reports are made available to prospective buyers in our marketplace.

•	Improvement Recommendations. While we do not require make ready expenses to prepare equipment for sale, our field inspectors and sales personnel will make suggestions on repairs or improvements that are likely to enhance the net proceeds for the seller.

•	Funds Settlement. We collect sale proceeds directly from buyers and remit funds to the respective sellers. For transactions for which a local, state, VAT or other similar tax is due, we include taxes in the collection amount due from the buyer, and remit it to the applicable local tax authority on behalf of the seller.

Services Provided to Buyers

•	Equipment Inspection Report. We provide detailed inspection reports on equipment for sale in upcoming marketplace solutions available to prospective buyers when the equipment is listed. The inspection reports contain:

•	make, model, and year of manufacture;

•	feature summary;

•	engine hour summary, mileage summary, tread and undercarriage summary, as applicable;

•	overall condition assessment; and

•	third party analysis of engine oil, hydraulic fluid, other fluid samples.

•	IronClad Assurance. IronClad Assurance is our commitment to buyers of the accuracy and completeness of our inspection reports. If a buyer discovers that a piece of equipment is not in substantially the condition described in the inspection report, subject to certain conditions, we refund the full purchase price and reimburse the buyer’s transportation costs. This proprietary inspection and report process instills trust in buyers, enabling them to bid on equipment in our marketplace with confidence in the condition and quality of the used heavy equipment they may purchase.

•	Customer Service. We provide prospective buyers with services such as confirming features of equipment in upcoming marketplace solutions, assisting the buyer in their search or alerting a buyer if a piece of equipment is available for sale.

•	Referral Services. We offer referral services for qualified transportation and financial service providers, who quote terms for equipment financing and transport services directly to buyers.

Marketplace Operations

We market equipment for sale in one of our Featured Marketplaces for the two weeks leading up to the scheduled event, as well as during the event itself. During the equipment preview period leading up to the event, we have a dedicated marketplace operations team that contacts buyers, markets upcoming equipment and solicits bids from prospective bidders. These representatives monitor our website traffic and the level of interest on items for sale and then target their call campaigns based on the specific interest expressed by buyers. As of December 31, 2009, we employed 18 persons in our marketplace operations group in three call centers, located in Pleasanton, California, Dublin, Ireland, and Brisbane, Australia, collectively speaking 13 languages.

Customers

IronPlanet is a marketplace, therefore we consider both equipment sellers and buyers to be our customers. In 2009, we sold equipment from more than 1,600 unique sellers in 29 countries to over 7,600 unique buyers in 92 countries.

Sellers

Our base of sellers has expanded and diversified rapidly. During 2007, 2008 and 2009, our ten largest individual sellers accounted for 44%, 41% and 37% of our revenue. In 2009, we sold equipment for over 1,600 sellers located in 29 countries, up from approximately 1,100 sellers located in three countries in 2008. Caterpillar Financial Services Corporation and its corporate affiliates are our largest sellers and collectively accounted for 22.0%, 15.5% and 11.9% of our revenue in 2007, 2008 and 2009, respectively. Our sellers come from a diverse range of business sizes and types, and typical sellers include:

•	OEM re-marketing and finance organizations who sell equipment regularly as part of the OEMs overall brand management, dealer support and regular business activities;

•	regional, national and multi-national construction and contracting companies who dispose of large quantities of equipment on a recurring basis as part of ongoing fleet management activities or who are winding down large projects;

•	national equipment rental companies who sell large quantities of equipment on a regular basis;

•	large industrial companies who sell large quantities of equipment on a regular basis;

•	local and national finance companies who sell off-lease or repossessed assets on a one-time, periodic or regular basis;

•	large dealers who sell excess and trade-in inventory on a regular basis;

•	small dealers and local rental companies who may periodically sell excess inventory;

•	small contractors and construction companies who liquidate an entire fleet of equipment due to owner retirement or business wind-down;

•	farm owners who sell their equipment; and

•	local and state governments managing their fleets.

Buyers

We have a broad international base of equipment buyers. We attract many of the same categories of equipment industry participants from our seller base for our buyer base. Our buyer base is primarily comprised of small and mid-sized contractors, industrial and manufacturing entities and equipment dealers and brokers.

As of December 31, 2009, we had over 500,000 registered users on our website and we are currently averaging over 8,700 new registrations per month. We believe that the continued increase in registered users contributes to increased bidding activity and the effectiveness of our marketplace. In 2009, our weekly auctions attracted an average of over 600 unique bidders per event, and we sold equipment to over 7,600 unique buyers in 92 countries, an increase from approximately 5,300 unique buyers in 62 countries in 2008.

Sales and Marketing

We have a direct salesforce organized by geographic region and specific industry and seller categories. Our sales representatives are responsible for developing relationships with equipment sellers in their territory or market segment, and for sourcing equipment to be sold in our marketplace. They are also involved in the preliminary evaluation of equipment condition, target price setting of equipment values and monitoring of our equipment listing processes. Our sales representatives are compensated on a fixed salary plus a variable commission or a bonus arrangement. Commissions are awarded based on seller commissions earned by us. As of December 31, 2009, we employed 105 sales representatives and sales managers.

Our marketing initiatives focus on supporting our sales organization and driving awareness for our marketplace with sellers and buyers of used equipment. We advertise in trade and vertical publications, as well as a variety of online mediums, including online heavy equipment listing sites, industry trade websites, targeted email lists and search engines. Additionally, we participate in a variety of industry trade shows, associations and other industry forums in order to build overall awareness of IronPlanet and our marketplace solutions.

Our website also serves as a primary marketing vehicle and the destination for sellers and buyers. We are able to gather and analyze data regarding user activity to target and follow-up with potential buyers based on their website usage. We are continually exploring new mediums and techniques to reach potential customers and drive increased transaction volumes.

Competition

The market for buying and selling used heavy equipment is highly fragmented, and we compete with a diverse set of companies to attract both sellers and buyers to our marketplace. Certain of our competitors are much larger than we are, and have greater financial resources and technical, marketing and customer support capabilities than we do. Some of these competitors have been in business substantially longer than us, and have developed strong brand recognition and deep relationships with numerous large sellers and buyers of used equipment. Our primary competition falls into three categories:

•	National and regional equipment auction companies, including Ritchie Bros. Auctioneers, Alex Lyon & Son Sales Managers and Auctioneers, Inc., Yoder & Frey Auctioneers, Inc., Great American Group, Inc., Euro Auctions, WWA Group, Inc. and Cat Auction Services. These companies typically conduct on-site auctions at regional locations.

•	OEM and independent equipment dealers, rental companies, and brokers that buy and sell used equipment.

•	Traditional and online listing services, including eBay, Machinery Trader, Rock and Dirt, and Equipment Trader Online that list used equipment for sale on their websites or in print publications.

We believe that we are well positioned relative to our competitors in our ability to attract sellers and buyers to our marketplace based on a number of factors. We compete to attract sellers on the basis of the frequency of our online marketplace events, the availability of multiple selling solutions in our marketplace, quality of service, the numbers of potential buyers, ability to attract international buyers, the net proceeds realized by sellers and overall liquidity of the marketplace. We compete to attract buyers and engender trust on the basis of the convenience and accessibility of the marketplace, the breadth and quality of equipment available for sale, availability of equipment from different countries, information and resources available to facilitate purchase decisions and the transparency and fairness of the bidding and purchasing process.

Technology and Infrastructure

Since our inception, we have dedicated substantial resources toward developing and maintaining our proprietary online marketplace platform, which we operate through our IronPlanet websites. Our technology expenses for the years ended December 31, 2007, 2008 and 2009, were $1.4 million, $1.7 million and

$2.8 million, respectively. Our technology platform and websites are built and generated using a combination of proprietary and third-party software as well as hardware from established technology vendors.

Our development team works closely with our sales and operations teams to develop applications and technologies that can be used across our business to increase the scalability of our operations, add functionality to improve the experience of sellers and buyers on our marketplace, and increase the efficiency of our operations and sales personnel. For example, we have developed technologies that increase the productivity of our inspectors and the completeness of our inspection quality review process. Our specialized inspection data entry software allows our inspectors to use standard tablet computers to quickly complete detailed inspection reports from remote locations, store information on the devices and upload the reports directly to our centralized quality control team over the Internet.

The IronPlanet branded websites and websites that we operate for sellers that utilize our Private Marketplace all run on a technology platform that is designed to be fault-tolerant, with sets of identical application servers connected to a cluster of database servers. All load balancers, firewalls and network devices connecting the servers operate in redundant pairs. The failure of any single component is not expected to affect the overall availability of our website. In addition, for geographic and vendor redundancy, we maintain the same technology platform in two data centers, each capable of handling our website traffic, with one serving as a “hot” standby. These data centers are located in co-location facilities in the Las Vegas, Nevada and Seattle, Washington areas and share data with each other using a high-speed private network connection. Each data center is a secure facility, with high uptime rates achieved using redundant systems such as backup electrical power and multiple points of high-speed Internet connectivity to insure high availability and eliminate single points of failure.

Intellectual Property

We rely on a combination of patents, trademarks, copyrights and trade secrets, as well as on confidentiality agreements, to establish and protect our proprietary rights. The laws, procedures and restrictions provide only limited protection. We currently own one issued patent in the United States which expires in 2021. In addition, we currently have trademarks registered or pending registration in the United States and certain foreign countries for our brand names and slogans used as brands that we use in our business. We also rely on copyright laws to protect computer programs related to our websites and our proprietary technologies, although to date we have not registered for statutory copyright protection. We have registered numerous Internet domain names in the United States and in foreign countries related to our business in order to protect our proprietary interests. Furthermore, we endeavor to enter into agreements with our employees and contractors and with parties with which we do business in order to limit access to and disclosure of our proprietary information, as well as to clarify rights to intellectual property associated with our business.

Regulatory Matters

Our business is subject to regulation, supervision and licensing under various U.S. federal and state, foreign and international agencies and statutes, which, among other things, may require us to obtain and maintain certain licenses and qualifications. Regulations that may apply to us include those related to conducting auctions, brokering sales of motor vehicles, anti-money laundering and processing payments.

We continue to evaluate U.S. federal, state and foreign regulations regarding the applicability of laws, if any, related to the conduct of our online marketplace events. The State of California requires us to post a bond, as an auction company, and we have done so. We are also registered as an Internet Auction Listing Service in the State of Illinois. We hold an auctioneer’s license in Ireland as well as auctioneer’s licenses in various Australian states and territories. As of the date of this prospectus, we do not believe we are required to obtain an auctioneer license in any other U.S. state or foreign country where we may be subject to regulation; however, we continue to evaluate regulations and are in communication with some U.S. states seeking clarification as to whether such states’ regulations might be applicable to our business.

As of the date of this prospectus, we are registered in California as a California Vehicle Dealer to permit the sale to our California retail customers of “on-road” equipment, and we hold motor vehicle dealer licenses in several Australian states and territories. We currently do not believe we are required to obtain additional licenses or registrations in other U.S. states or foreign countries where we do not have a physical presence; however, we continue to evaluate regulations and are in communication with some U.S. states seeking clarification as to whether such states’ regulations might require us to register as a motor vehicle dealer.

As our business operations may involve individuals and countries outside of the U.S., we are required to comply with a number of U.S. federal laws and regulations, and may be required to comply with certain E.U. directives, such as those related to money laundering and terrorism. Given that bids can be submitted to us online from any location, we have implemented procedures pursuant to which we identify and restrict business from certain countries in order to comply with the trade sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, and other export controls administered by the U.S. Department of Commerce.

We believe that the nature and conduct of our services exclude us from certain laws and licensing regulations applicable to bill payers, money transmitters, check sellers, issuers of payment instruments, or similar non-bank payment businesses. Given the continuously evolving regulatory environment governing the Internet and sales conducted using the Internet, however, our analysis is subject to significant uncertainty, and there can be no assurances that governmental authorities will agree with our interpretations. Changes in applicable laws and regulations, interpretations of existing laws and regulations, or new laws and regulations could force us to cease doing business in certain jurisdictions, adversely affect our ability to do business with certain customers, increase our expenses, or otherwise adversely affect our results of operations.

Employees

As of December 31, 2009, we had 242 employees, of which 53 were based in our corporate headquarters at Pleasanton, California, 19 were based in Atlanta, Georgia, 17 were based in Ft. Worth, Texas, 16 were based in Dublin, Ireland, five were based in Brisbane, Australia, and 132 were based in various locations throughout the U.S., Europe and Australia. We consider our current relationship with our employees to be good. We have never experienced a work stoppage and none of our employees is represented by a labor union or is covered by a collective bargaining agreement.

Facilities

Our U.S. corporate headquarters are located in Pleasanton, California. We also lease additional office space in the U.S., Europe and Asia-Pacific as set forth below. We do not own any real property. We believe that our current facilities have sufficient capacity to meet the projected needs or our business for the next 12 months or that additional space is readily available. The following table lists the locations, lease expiration dates and the square footage of our principal properties as of December 31, 2009:

Location of Property	Lease Expiration Date	Square Footage

Pleasanton, California (U.S.)	August 2013	8,430
Dublin (Ireland)	July 2013	4,153
Atlanta, Georgia (U.S.)	November 2011	3,879
Ft. Worth, Texas (U.S.)	June 2012	3,172
Brisbane (Australia)	September 2010	2,809

Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings arising from our ordinary course of business. Although the outcome of these and other claims cannot be predicted with certainty, management does not currently believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition, cash flows, or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and our board of directors as of March 15, 2010.

Name	Age	Position(s)

Gregory J. Owens	49	Chairman and Chief Executive Officer
Michael J. O’Donnell	50	Chief Financial Officer
James J. Jeter	51	Executive Vice President
Jeffrey L. Barca-Hall	52	Senior Vice President, Engineering and Chief Technology Officer
Michael D. Groves	61	Senior Vice President, Sales
Robert L. Evans (1)	57	Director
Arthur Patterson (2)(3)	66	Director
Mark J. Rubash (1)	52	Director
Ted Schlein (2)(3)	45	Director
Roger S. Siboni (1)	55	Director
Stephanie Tilenius (2)(3)	42	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Gregory J. Owens has served as our chairman and chief executive officer since July 2007. From January 2006 to June 2007, Mr. Owens served as managing director at Red Zone Capital, a Washington, D.C. private equity firm focused on strong revenue growth opportunities. From April 1999 to August 2004, he was chairman and chief executive officer of Manugistics Group, Inc. Prior to that time, Mr. Owens served as global managing partner supply chain management at Accenture where he was a founding member of their supply chain group. Mr. Owens also serves as a director of S1 Corporation, and has formerly served as a director of Serena Software, Inc. Mr. Owens serves on the President’s Advisory Board as well as the College of Management Board of the Georgia Institute of Technology. Mr. Owens holds a Bachelor of Science degree in industrial management from Georgia Institute of Technology. Our board of directors has concluded that Mr. Owens should serve as a director based on his extensive and in-depth knowledge of our business gained from his position as our chief executive officer.

Michael J. O’Donnell has served as our chief financial officer since July 2008. From 2001 through 2007, Mr. O’Donnell served as chief financial officer and chief operating officer for Procuri, Inc., an on-demand supply management software company. Mr. O’Donnell has 25 years of financial and business management experience, including positions as managing director of Sun Trust Capital Markets, where he led the merger and acquisition advisory group, managing director of Price Waterhouse Corporate Finance, where he led capital markets advisory projects, and senior manager in the Price Waterhouse audit practice. Mr. O’Donnell holds a Bachelor of Science degree in commerce from the University of Virginia.

James J. Jeter has served as our executive vice president since July 2009, and from September 2007 to July 2009 served as our senior vice president, international and new business. From May 2006 to September 2007, Mr. Jeter served as senior principal at PRTM Management Consultants where he helped lead PRTM’s customer experience consulting for Fortune 1000 companies. From August 1999 to October 2004, Mr. Jeter was senior vice president of marketing for Manugistics, where he executed Manugistics’ global marketing strategies as well as managed their new business development and sales operations initiatives. Mr. Jeter has more than 25 years of experience in sales, marketing, and international business, including two international assignments for Iomega where he was managing director for their Asia-Pacific and European operations. Mr. Jeter holds a Bachelor of Arts degree from Wake Forest University and a Master of Business Administration from Mercer University.

Jeffrey L. Barca-Hall has served as our senior vice president, engineering and chief technology officer since February 2000. Prior to that time, Mr. Barca-Hall was the chief technology officer for Inprise/Borland Corporation. In that role, Mr. Barca-Hall had responsibility for a research and development organization of more than 250 people producing award-winning software products with combined annual revenue approaching $200 million. Mr. Barca-Hall has many years of experience in software engineering and management with Inprise/Borland, Netscape (prior to its acquisition by America Online), Symantec, Rapid Enterprise, a start-up which Mr. Barca-Hall co-founded, and DataEase. Mr. Barca-Hall holds a Bachelor of Arts degree in engineering sciences from Yale University.

Michael D. Groves has served as our senior vice president, sales since August 2007, and from August 2002 to August 2007 served as one of our regional managers. Prior to joining IronPlanet, Mr. Groves served as vice president and general manager of Forke Brothers and as a division manager of Ritchie Brothers. Mr. Groves also held the position of regional used equipment manager for Nortrax Southeast. Mr. Groves has more than 30 years of experience in equipment sales, including 11 years of auction industry experience.

Robert L. Evans has served as a director since November 2009. Mr. Evans has been the president and chief executive officer and a director of Churchill Downs, Inc. since August 2006. Prior to that time, Mr. Evans served as the managing director of Symphony Technology Group, a strategic holding group focused on the enterprise software and services market, and as president and chief executive officer of Symphony Services Corp., a software product engineering outsourcing services company, from 2002 to 2004. From 1999 to 2001, he served as president and chief operating officer of i2 Technologies/Aspect Development. Mr. Evans also serves as the president of Tenlane Farm, LLC and as a director of ATC Technology Corp. Mr. Evans holds a Bachelor of Arts degree in economics from MacMurray College and a Master of Arts in quantitative economics from Western Illinois University. Our board of directors has concluded that Mr. Evans should serve as a director based on his experience with technology companies and his financial literacy.

Arthur Patterson has served as a director since November 1999. Mr. Patterson has been a general partner at the venture capital firm of Accel Partners since 1983. Mr. Patterson serves as a director of MetroPCS Communications, Inc. and Actuate Corp. and has formerly served as a director of iPass, Inc. and several other public companies. He also serves as a director of several privately held software and services companies. Mr. Patterson holds a Bachelor of Arts degree and a Master of Business Administration from Harvard University. Our board of directors has concluded that Mr. Patterson should serve as a director and a member of the compensation committee based on his experience with entrepreneurial and technology companies and public company executive compensation, and as one our early stage investors, his extensive knowledge of our company.

Mark J. Rubash has served as a director since March 2010. Mr. Rubash has served as chief financial officer of Shutterfly, Inc. since November 2007. Prior to joining Shutterfly, Mr. Rubash was the chief financial officer of Rearden Commerce from August 2007 to November 2007 and previous to that, Mr. Rubash was a senior vice president at Yahoo! Inc. from February 2007 to July 2007. Prior to joining Yahoo!, Mr. Rubash held various senior positions at eBay, Inc. from February 2001 to July 2005. From January 2000 to November 2000, Mr. Rubash was the chief financial officer at Critical Path, Inc. From October 1987 to January 2000, Mr. Rubash was an audit partner at PricewaterhouseCoopers, LLP, where he served as the global leader for their Internet industry practice and practice leader for their Silicon Valley Software Industry Practice. Mr. Rubash also serves as a director of Intuitive Surgical, Inc. Mr. Rubash holds a Bachelor of Science degree in accounting from California State University, Sacramento. Our board of directors has concluded that Mr. Rubash should serve as a director and a member of the audit committee based on his experience in corporate finance and accounting and experience in the online marketplace industry.

Ted Schlein has served as a director since November 1999. Mr. Schlein has served as a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since 1996. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec Corporation, a provider of Internet security technology and business management technology solutions, most recently as vice president of enterprise products. Mr. Schlein serves as a director of ArcSight, Inc. and has formerly served as a director of Corio, Inc. He also serves as a director of several private companies. Additionally, Mr. Schlein has previously served as the chairman of the National Venture Capital Association. Mr. Schlein holds a Bachelor of Arts degree in economics from the University of

Pennsylvania. Our board of directors has concluded that Mr. Schlein should serve as a director and a member of the compensation committee based on based on his experience with entrepreneurial and technology companies and public company executive compensation, and as one our early stage investors, his extensive knowledge of our company.

Roger S. Siboni has served a director since May 2009. Most recently Mr. Siboni served as president and chief executive officer of E.piphany, Inc. from August 1998 to July 2003. From 2003 to October 2005, Mr. Siboni served as chairman of the board for E.piphany. Prior to August 1998, he was with KPMG Peat Marwick for more than 20 years, serving most recently as deputy chairman and chief operating officer. Mr. Siboni serves as a director of ArcSight, Inc., Cadence Design Systems, Inc., Dolby Laboratories, Inc. and infoGROUP, Inc., and has formerly served as a director of Active Software, Inc., Corio, Inc., FileNet, Macromedia and Pivotal Corporation. He also serves as a director of several private companies. Mr. Siboni is also a past chairman of the advisory board for the Walter A. Hass School of Business at the University of California at Berkley. Mr. Siboni holds a Bachelor of Science degree in business administration from the University of California at Berkeley. Our board of directors has concluded that Mr. Siboni should serve as a director and member of the audit committee based on his extensive experience and executive level management in technology and financial management and his financial literacy.

Stephanie Tilenius has served as a director since February 2010. Ms. Tilenius is currently vice president of commerce at Google Inc., where she is responsible for digital content and commerce in the cloud, product search and payments. Prior to joining Google she held various senior management positions at eBay, including senior vice president and general manager of eBay North America and global product at eBay from January 2008 to February 2010, vice president and general manager of PayPal Merchant Services from July 2003 to December 2007, vice president and general manager of eBay Motors from July 2002 to July 2003, and vice president of international from March 2001 to July 2003. Ms. Tilenius holds a Bachelor of Arts degree in economics and a Master of Arts from Brandeis University and a Master of Business Administration from Harvard University. Our board of directors has concluded that Ms. Tilenius should serve as a director based on her experience in the online marketplace industry and in international operations, and her financial literacy.

Board Composition

Our board of directors is currently comprised of seven directors, of whom all but Mr. Owens, our chairman and chief executive officer, qualify as “independent” according to the rules and regulations of The NASDAQ Stock Market.

Upon the closing of this offering, all of our preferred stock will be automatically converted into our common stock and all of the contractual rights to appoint directors will be automatically terminated. In accordance with the certificate of incorporation and the bylaws that will become effective upon the consummation of this offering, our board of directors will be divided into three classes with staggered three-year terms as follows:

•	the Class I directors will be Mr. Patterson and Mr. Rubash, and their terms will expire at our first annual meeting of stockholders held after the effectiveness of this offering;

•	the Class II directors will be Mr. Evans and Ms. Tilenius, and their terms will expire at our second annual meeting of stockholders held after the effectiveness of this offering; and

•	the Class III directors will be Mr. Owens, Mr. Siboni and Mr. Schlein, and their terms will expire at our third annual meeting of stockholders held after the effectiveness of this offering.

At each annual general meeting of the stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the total number of directors. The authorized number of directors may be changed by resolution of the board of directors. Vacancies on the board of directors can be filled by the board of directors.

Our Corporate Governance Guidelines provide that when the chairman of our board of directors also serves as our chief executive officer, as is the case currently with Mr. Owens, the board shall designate a lead independent director responsible for coordinating the activities of the independent directors. Our board of directors has designated Mr. Schlein as our lead independent director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Mr. Siboni, Mr. Evans and Mr. Rubash, with Mr. Siboni serving as chairperson. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; engages and provides for the compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our consolidated financial statements; reviews our critical accounting policies and estimates and internal controls over financial reporting; and discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly consolidated financial statements. Our board of directors has determined that each of our audit committee members each meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market. Our board of directors has determined that Mr. Siboni and Mr. Rubash are each an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of The NASDAQ Stock Market. The audit committee operates under a written charter that satisfies the applicable rules of the SEC and The NASDAQ Stock Market.

Compensation Committee

Our compensation committee consists of Mr. Schlein, Mr. Patterson and Ms. Tilenius, with Mr. Schlein serving as chairperson. Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. Our board of directors has determined that each member our compensation committee meets the requirements for independence under the applicable rules and regulations of the SEC, The NASDAQ Stock Market and the Internal Revenue Code. The compensation committee operates under a written charter.

Nominating and Corporate Governance Committee

Our nominating committee and corporate governance committee consists of Mr. Patterson, Mr. Schlein and Ms. Tilenius, with Mr. Patterson serving as chairperson. The nominating and corporate governance committee will be responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In making such recommendations, the nominating and corporate governance committee will consider the skills and experience of the directors or nominees in the context of the needs of our board of directors as well as the directors’ or nominees’ diversity of skills and experience in areas that are relevant to our business and activities. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of The NASDAQ Stock Market.

Director Compensation

We do not currently provide any compensation to our non-employee directors for service on our board of directors. From time-to-time, we have granted stock options to our non-employee directors as compensation for their services, but prior to this offering we did not have a formal policy in place with respect to such awards. We do, however reimburse our director for their expenses associated with for attending meetings of our board of directors.

Following the completion of this offering, our non-employee directors will be entitled to the following compensation package:

Annual retainer	$20,000
Annual retainer for board committee chairperson
Audit committee	$12,000
Compensation committee	$ 9,000
Nominating and corporate governance committee	$ 5,000
Annual retainer for board committee members
Audit committee	$ 6,000
Compensation committee	$ 4,500
Nominating and corporate governance committee	$ 2,500
Initial equity award for new directors (1)(3)	options to purchase 50,000 shares
Annual award for continuing board members (2)(3)	options to purchase 12,000 shares

(1)	The initial equity award will have an exercise price equal to the fair market value of our common stock on the date of grant and will be subject to vesting over a period of three years in equal annual installments commencing on the date of grant, subject to the non-employee director’s continued service to us through the vesting date.

(2)	The annual equity award for continuing board members will have an exercise price equal to the fair market value of our common stock on the date of grant and will vest as to 100% of the shares subject to the award on the earlier of (a) the one year anniversary of the date of grant of the award and (b) the date immediately preceding the date of the annual meeting of our stockholders for the year following the year of grant for the award, subject to the non-employee director’s continued service to us through the vesting date. A non-employee director will receive an annual option award only if he or she has served on the board of directors for at least the preceding six months.

(3)	All vesting for such awards will terminate, and all such awards will become fully vested, upon a “Change of Control” as defined in the 2010 Equity Incentive Plan.

The following table sets forth information regarding compensation earned by our directors who are not named executive officers during 2009:

Fees Earned
Name	or Paid in Cash	Option Awards (1)	Total

Robert L. Evans	$—	$—	$—
Arthur Patterson	—	—	—
Ted Schlein	—	—	—
Roger S. Siboni	—	49,812	49,812

(1)	This amount reflects the grant date fair value of each option award computed in accordance with ASC Topic 718. Information regarding the valuation assumptions used in the calculation of this amount are described in Note 8 to the consolidated financial statements.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.ironplanet.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information about the material components of our executive compensation program for:

Name	Position(s)

Gregory J. Owens	Chairman and Chief Executive Officer
Michael J. O’Donnell	Chief Financial Officer
James J. Jeter	Executive Vice President
Jeffrey L. Barca-Hall	Senior Vice President, Engineering and Chief Technology Officer
Michael D. Groves	Senior Vice President, Sales

We refer to these executive officers collectively in this Compensation Discussion and Analysis and the related compensation tables as the “named executive officers.”

Specifically, this Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why our board of directors arrived at specific compensation policies and decisions involving our executive officers during 2009.

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual compensation programs that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

Executive Compensation Philosophy and Objectives

We operate in a new and innovative business environment, which seeks to successfully merge and scale the use of technology to offer a global online marketplace for used heavy equipment and other capital assets. This environment is marked by continuing technological advances and rapidly changing market requirements. To succeed in this environment, we must develop and refine new technologies, devise appropriate business models, and demonstrate an ability to quickly identify and capitalize on new marketplace opportunities. To achieve these objectives, we need a highly talented and seasoned team of business and technical professionals.

We compete with many other companies in seeking to attract and retain a skilled management team. To meet this challenge, we have adopted a compensation philosophy designed to offer our executive officers compensation and benefits that are competitive and that meet our goals of attracting, retaining, and motivating highly skilled individuals to help us achieve our financial and strategic objectives.

Our executive compensation program is designed to achieve a number of objectives:

•	provide competitive total compensation opportunities that enable us to attract, retain and motivate executive officers with the experience and skills to manage the growth of our company and lead us to the next stage of development;

•	reward sustained stockholder value creation by providing a mix of compensation that emphasizes creating and sustaining an enterprise market valuation consistent with leading Internet platform companies; and

•	reward achievement of our annual and long-term financial objectives by awarding appropriate levels of cash and equity compensation for consistent achievement (and over-achievement) of our annual operating plan and for achievement of the long-term financial objectives necessary to reaching and maintaining a market valuation consistent with leading Internet platform companies.

Compensation Program Design

The compensation of our executive officers, including our named executive officers, consists of base salary, an annual cash bonus opportunity, equity compensation, and certain post-employment payments and benefits.

The primary component of our executive compensation program to date has been stock options to purchase shares of our common stock. As a privately held company, we have emphasized the use of equity to motivate our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create sustainable long-term value for our stockholders. We believe that stock options offer our key employees, including our executive officers, a valuable long-term incentive that aligns their interests with the interests of our stockholders.

We offer cash compensation to our executive officers, in the form of base salaries and annual bonus opportunities and, in the case of our senior vice president, sales, commissions, at levels that we believe are competitive compensation packages. Due to our emphasis on equity compensation, however, historically we have offered target total cash compensation opportunities at the lower end of an identified market range as determined in the collective business judgment of our board of directors. Generally, we have structured our annual cash bonus opportunities to focus on the achievement of specific near-term financial and strategic objectives that will further our longer-term growth objectives.

To date, we have not employed any policies or guidelines for allocating compensation between current and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Compensation-Setting Process

Role of the Board and Compensation Committee

Prior to the offering, our board of directors primarily determined the compensation for our named executive officers. Following the offering, the compensation committee of our board of directors will be responsible for overseeing our executive compensation philosophy and administering our executive compensation program, as well as determining and approving the compensation for our executive officers, including the named executive officers. The compensation committee will regularly consult with and report to our full board of directors on its deliberations and actions.

The compensation committee intends to review on a periodic basis our executive compensation program, including any incentive compensation plans, to determine whether they are appropriate, properly coordinated, and achieve their intended purposes, and has the authority to establish and implement any modifications or new plans or programs.

Role of Management

In carrying out its responsibilities, our board of directors has worked with members of our management team, including our chief executive officer. Historically, our management team has assisted the board of directors by providing information on company and individual performance, market data, and management’s perspective and recommendations on compensation matters.

Typically, our chief executive officer has made recommendations to the board regarding the compensation of our employees, including our executive officers (except with respect to his own compensation), and attends that portion of the board meetings in which compensation matters are discussed (except he recuses himself from that portion of board meetings with respect to discussions involving his own compensation).

While our board of directors has solicited and reviewed our chief executive officer’s recommendations and proposals with respect to compensation-related matters, it has only used these recommendations and proposals as one factor in making compensation decisions for our employees, including our executive officers.

Commencing in the fourth quarter of 2009, the compensation committee took a more active role in the decisions regarding cash and equity compensation for our named executive officers, including hiring a compensation consultant (as discussed below) and determining the final bonus amounts for 2009.

Role of Compensation Consultant

The compensation committee is authorized to retain the services of compensation consultants and other advisors from time to time, as it sees fit, in connection with the establishment of cash and equity compensation plans and arrangements and related policies.

In September 2009, the compensation committee engaged Compensia, Inc., a national compensation consulting firm providing executive compensation advisory services, to assist it in developing a set of executive compensation guiding principles, to evaluate the competitiveness of our executive officers’ compensation, and to assist the compensation committee in developing a public company-oriented executive compensation program and a director compensation program. Compensia serves at the discretion of the compensation committee. Compensia did not provide any other services to our company in 2009.

Use of Competitive Data

To assess the competitiveness of our executive compensation program and compensation levels, the compensation committee has instructed Compensia to examine the executive compensation practices during 2009 of a peer group of 14 Internet platform companies. Compensation data for the peer group companies was gathered from public filings and from Compensia’s proprietary compensation databases. This peer group data is to be used to assess current compensation levels and to assist the compensation committee in setting compensation levels for 2010 and thereafter.

The companies comprising the peer group have been selected by our compensation committee, based on Compensia’s determination that the peer group members are similar to the Company in size (as determined by revenue and market capitalization) and product or service similarity.

This peer group is comprised of the following companies:

Bankrate, Inc.	Move, Inc.
Constant Contact, Inc.	OpenTable, Inc.
CoStar Group, Inc.	Shutterfly, Inc.
Internet Brands, Inc.	Stamps.com Inc.
j2 Global Communications, Inc.	TechTarget, Inc.
Liquidity Services, Inc.	The Knot, Inc.
LoopNet, Inc.	Travelzoo Inc.

The compensation committee intends to review our peer group at least annually and make adjustments to its composition as necessary.

Executive Compensation Program Components

The following describes each component of our executive compensation program, the rationale for each component, and how awards are determined.

Base Salary

Base salary represents the most basic, fixed portion of our executive officers’ compensation and is set at a minimum level sufficient to attract, retain, and motivate highly talented executive officers when included as one component of our overall total compensation opportunity.

In past years, our board of directors has reviewed the base salaries of our executive officers, including the named executive officers, at the beginning of the year, taking into consideration our chief executive officer’s base salary recommendations, the scope of the executive officer’s performance, individual contributions, responsibilities, experience, prior salary level, and, in the case of a promotion, position. In the future, we expect the compensation committee to conduct an annual review of each executive officer’s base salary, with input from our chief executive officer, and to make adjustments as it determines to be reasonable and necessary to reflect the scope of an executive officer’s performance, individual contributions, responsibilities, experience, prior salary level, position (in the case of a promotion), and market conditions, including a review of the compensation policies of our peer group.

The actual base salaries paid to the named executive officers during 2009 are set forth in the Summary Compensation Table below. Mr. Jeter received a base salary increase from $220,000 to $250,000 in 2009 for his performance and to align his base salary with current market rates, based on the judgment and experience of our board members.

Cash Bonuses

In November 2008, our board of directors approved the design and operation, and performance objectives of an annual cash bonus plan for 2009, thereby establishing an overall cash bonus award pool for our executive officers, including the named executive officers, and other key employees.

To ensure alignment with our financial performance and the creation of stockholder value, the size of the overall cash bonus pool was to be based on our actual level of achievement compared against corporate financial objectives for revenue and operating income as reflected in our 2009 operating plan. For these purposes, “adjusted operating income” was our earnings for 2009 before reduction for interest, taxes, depreciation, amortization, non-operating expenses, stock-based compensation expense, and the cash bonus award pool.

Further, awards were to be made only if we achieved at least threshold performance levels for the year for each of these two financial objectives. Our board of directors believed that these conditions and thresholds would encourage our executive officers to manage our business in a cost-effective manner and make decisions that would contribute to revenue growth and overall profitability.

In February 2009, in response to the deepening global economic recession and overall market uncertainty, and the impact on our business and uncertainty of the timing of any recovery, management and our board of directors began to discuss a revised operating plan for 2009. A final revised operating plan for 2009 was approved by our board of directors in May 2009. The revised plan adjusted revenue and adjusted operating income downward to reflect the overall changes in markets and economic outlooks. Additionally, in May 2009, our board of directors approved a revised cash bonus plan for 2009, including changes to the target and threshold levels for revenue and adjusted operating income, and a reduction in the overall size of the target cash bonus award pool. No individual target bonus amounts were established for the named executive officers.

Annual revenue and adjusted operating income were the two corporate financial objectives used to determine the amount of the bonus pool, with annual revenue weighted at 70% and adjusted operating income weighted at 30%. Annual revenue was weighted more heavily than adjusted operating income because, at this point in our development, our board of directors believed that revenue growth was the primary driver of near-term value. The threshold for revenue was set at approximately 89% of target, or $39.5 million, a level our board of directors believed was appropriate based on the position of us and our opportunities in the market. The threshold for adjusted operating income was set at approximately 40% of target, or $2.0 million, an amount that would correspond with the threshold revenue amount, given the high level of operating leverage within our business. Our adjusted annual revenue and adjusted operating income objectives were attainable but remained very challenging in light of the continuing uncertain general economic conditions.

At the target level for annual revenue of $44.2 million and adjusted operating income of $5.0 million, the bonus pool amount was $0.6 million, and the bonus pool was adjusted on a sliding scale for levels of revenue and adjusted operating income starting at the threshold level (bonus pool of $0.2 million), with accelerators for determining the bonus pool amount in the event that revenue and adjusted operating income exceeded the target amounts.

On December 18, 2009, the compensation committee determined the amount of the overall cash bonus award for our executive officers, including our named executive officers, and other key employees for 2009. In making these this determination, the compensation committee evaluated our financial performance and the level of achievement of operating objectives for the year, and the overall economic environment in which we operated in 2009.

With respect to the corporate financial objectives, the compensation committee determined that we had achieved 123% of our adjusted revenue target of $54.5 million and 145% of our adjusted operating income target of $7.2 million for the year. While these results would have supported a bonus pool of $1.1 million, which is 175% of the target bonus pool, given the uncertain economy, the compensation committee determined to reduce the size of the overall cash bonus pool to $0.9 million, which bonus pool was used for our executive officers, department managers and other key employees who performed exceptionally in 2009.

In allocating this cash bonus pool among plan participants, our chief executive officer formulated recommendations for the compensation committee (except with respect to his own compensation) based on his subjective assessment of each participant’s individual contributions during the year and internal equity between individuals. Even with these recommendations from our chief executive officer, our compensation committee had the sole authority and discretion to determine the bonus amounts for all of our officers and employees, including the bonus amount for our chief executive officer, based on an evaluation of each eligible participant’s contributions to the achievement of our corporate financial goals. Specific quantitative or qualitative performance criteria for individual participants were not established at the beginning of the year, nor were any specific individual performance criteria communicated to any of the participants.

After considering our chief executive officer’s recommendations, the compensation committee approved the amount of the annual cash bonus for each named executive officer as follows:

Name	Actual Bonus Payment

Gregory J. Owens	$235,000
Michael J. O’Donnell	110,000
James J. Jeter	110,000
Jeffrey L. Barca-Hall	115,000
Michael D. Groves	78,817

The actual bonus payment to Mr. Groves, our senior vice president, sales, in 2009 was comprised of two components. Mr. Groves was paid a sales commission based on achieving specific sales volumes in certain designated sales regions and his commission rate varies based on achieving certain revenue milestones. At target revenue achievement, Mr. Groves’ commission would equal $75,000. For 2009, Mr. Groves’ earnings under his sales commission arrangement were $58,817, of which $14,359 was paid in January 2010. In addition, because Mr. Groves’ sales commission arrangement was not adjusted in 2009 to reflect the revised operating plan implemented in May 2009, the compensation committee awarded Mr. Groves an additional bonus of $20,000 in recognition of his role in our strong sales performance during a difficult and uncertain market environment.

In February 2010, the compensation committee recommended to our board of directors, and in March 2010 our board of directors approved, the parameters for a new 2010 bonus incentive plan to reward our executive officers, including our named executive officers, except with respect to our chief executive officer which was approved by the compensation committee, for the achievement of pre-established financial performance objectives. These parameters provide the minimum, target and maximum levels for revenue and adjusted operating income, which are the financial performance metrics that must be achieved to earn bonuses. The board also determined the 2010 target bonus amount for each named executive officer as a percentage of each officer’s base salary.

Equity Compensation

We use equity awards to motivate and reward our executive officers, including the named executive officers, for long-term corporate performance based on the value of our common stock and to align the interests of our executive officers with those of our stockholders. We believe that stock options, when granted with exercise prices equal to the fair market value of our common stock on the date of grant, provide an appropriate long-term incentive for our executive officers, because they reward them only to the extent that our stock price grows and stockholders realize value following their grant date.

We have not applied a rigid formula to determine the size of the stock option awards that have been granted to our executive officers. Instead, these awards were determined in the judgment of our board of directors, taking into consideration, among other things, the performance of our company and the executive officer during the past year, the prospective role and responsibility of the executive officer, competitive factors, the amount of equity-based compensation held by the executive officer and portion that is vested or unvested, and the cash compensation received by the executive officer. Based upon these factors, our board of directors determines the size of each stock option award at levels it considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

To date, we have not granted any equity awards other than stock options to our executive officers. Typically, our executive officers have received an initial stock option grant at the time of hire, with only periodic additional awards thereafter. In connection with this offering, we expect the compensation committee to oversee the development of a long-term equity incentive plan. While this plan is likely to provide for a variety of different types of equity awards, we expect that, reflecting our focus on long-term growth, the compensation committee will continue to use stock options as our primary form of long-term incentive compensation. We also expect that the compensation committee may elect to grant equity awards to our executive officers on a more frequent (for example, annual) basis than in the past, as it determines to be in the best interests of our company.

There were no equity awards granted to the named executive officers during 2009.

In February 2010, our board of directors granted bonus options to our key employees, including our named executive officers, for their strong performance in exceeding our revenue and adjusted operating income targets for 2009. Each of these options has a vesting commencement date of December 31, 2009 and vests over our standard four-year vesting schedule, with 25% of the option shares vesting upon the completion of twelve months of service following the vesting commencement date and 1/48th of the option shares vesting upon the completion of each of the next 36 months of service.

Number of Shares
Name	Underlying Options

Gregory J. Owens	93,000
Michael J. O’Donnell	93,000
James J. Jeter	93,000
Jeffrey L. Barca-Hall	75,000
Michael D. Groves	25,000

At the same meeting, our board of directors also authorized the grant of “challenge” options to purchase an aggregate of 200,000 shares of common stock to certain key employees, including our named executive officers, to provide additional incentives to our key employees to achieve certain target and maximum levels of revenue and adjusted operating income for 2010. These challenge options in the aggregate provide our named executive officers with grants at approximately 60% of the annual grants made to officers of our peer companies.

Retirement and Other Benefits

We have established a tax-qualified Section 401(k) retirement savings plan for our executive officers, including the named executive officers, and other employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under this plan, participants may elect to make pre-tax contributions, not to exceed the applicable statutory income tax limitation (which was $16,500 in 2009). In addition, we may make discretionary contributions to the plan in any year, up to certain limits. Historically, we have provided a matching contribution equal to 50% of a participant’s salary deferrals, up to a maximum of 2% of a participant’s compensation. Our contributions to the accounts of the named executive officers are shown in the All Other Compensation column of the Summary Compensation Table below. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code so that contributions by participants to the plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the plan.

Additional benefits received by our executive officers, including the named executive officers, include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. These benefits are provided on the same basis as to all of our full-time employees.

We design our employee benefits programs to be affordable and competitive in relation to the market as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Except as described in this prospectus, historically we have not provided perquisites or other personal benefits to our executive officers. Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. In the future, however, we may provide such items in limited circumstances, such as where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation committee.

Post-Employment Compensation

The initial terms and conditions of employment of each of the named executive officers were set forth in written offer letters. With the exception of his own offer letter, each of these agreements was negotiated on our behalf by our then-chief executive officer, with the oversight and approval of our board of directors.

In filling these executive positions, our board of directors was aware that it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a unique market niche. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, our board of directors was sensitive to the need to integrate new executives into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

Each of these employment offer letters provided for an initial base salary, an annual cash bonus opportunity (except that Mr. Owens did not have such bonus opportunity in his offer letter and Mr. Groves had a commission opportunity), and an equity award in the form of a stock option and, in the case of our chief executive officer, a restricted stock award. These employment offer letters also provided the named executive officers with certain cash severance in the event of their termination of employment without cause and certain vesting acceleration upon a termination without cause or a constructive termination following a change in control of our company for Messrs. Owens, O’Donnell, Jeter and Barca-Hall.

In February 2010, we entered into written employment agreements with each of our named executive officers, which set forth the terms of their employment, including their compensation. These employment agreements superseded and replaced the existing employment offer letters with each of our named executive officers. At that time, our board of directors, at the recommendation of the compensation committee, also adopted a standard policy for the payment of severance and change in control benefits to our named executive officers. Under this new policy, the terms and conditions of which are reflected in their written employment agreements, the rights of our named executive officers with respect to specific events, including an involuntary termination of employment or an involuntary termination in connection with or following a change in control of our company, are established on a uniform basis.

Our board of directors adopted this new policy because it serves several objectives. First, this approach is more transparent, both internally and externally. Internal transparency eliminates the need to negotiate separation benefits on a case-by-case basis. It also assures an executive officer that his or her severance benefits are comparable to those of other executives with similar levels of responsibility and tenure. Finally, this approach is easier for us to administer, as it requires less time and expense.

Each of the named executive officers agreed to relinquish the severance payments and benefits otherwise provided in his employment offer letter or otherwise promised by our board of directors in exchange for entering into an employment agreement as described above.

We believe that entering into these employment agreements helps our named executive officers maintain continued focus and dedication to their assigned duties to maximize stockholder value, including in the event that there is a potential transaction that could involve a change in control of our company. The terms of these agreements were determined after review by our board of directors and the compensation committee of our retention goals for each executive and as well as our analysis of Compensia’s survey of the severance and change in control benefits of our peer companies.

For a summary of the material terms and conditions of our new severance and change in control policy, see “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Other Compensation Policies

Stock Ownership Guidelines

As of the date of this prospectus, we have not implemented a policy regarding minimum stock ownership requirements for our executive officers, including the named executive officers.

Compensation Recovery Policy

As of the date of this prospectus, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Internal Revenue Code disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and each of its three next most highly-compensated executive officers (other than its chief financial officer). Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Internal Revenue Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

As we are not currently publicly-traded, the compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. We expect that when the compensation committee deems advisable, the compensation committee, will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for the “performance-based compensation” exemption from this deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, the compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). The compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments

Sections 280G and 4999 of the Internal Revenue Code provide that executive officers, persons who hold significant equity interests and certain other highly-compensated service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control of our company that exceeds certain prescribed limits, and that our company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 during 2009 and we have not agreed and are not otherwise obligated to provide any executive officer, including any named executive officer, with such a “gross-up” or other reimbursement.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standards Board’s Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation, for our stock-based compensation awards. ASC 718 requires companies to calculate the grant date “fair value” of their stock-based awards using a variety of assumptions. This calculation is performed for accounting purposes and reported in the compensation tables below, even though recipients may never realize any value from their awards. ASC 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents, for services rendered to us for 2009, summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers.

2009 Summary Compensation Table

					Non-Equity
				Option	Incentive Plan	All Other
	Salary	Bonus	Stock	Awards	Compensation	Compensation
Name and Principal Position	($)	($)	Awards ($)	($)	($) (1)	($) (2)	Total ($)

Gregory J. Owens	$350,000	$—	—	—	$235,000	$2,990	$587,990
Chairman and Chief Executive Officer
Michael J. O’Donnell	250,000	—	—	—	110,000	2,990	362,990
Chief Financial Officer
James J. Jeter	241,250	—	—	—	110,000	2,990	354,240
Executive Vice President
Jeffrey L. Barca-Hall	244,000	—	—	—	115,000	2,990	361,990
Senior Vice President, Engineering and Chief Technology Officer
Michael D. Groves	225,000	20,000	—	—	58,817	2,990	306,807
Senior Vice President, Sales

(1)	The amounts reported in the Non-Equity Incentive Plan Compensation column for Messrs. Owens, O’Donnell, Jeter and Barca-Hall represent payments made under our 2009 cash bonus plan. The amount reported in the Non-Equity Incentive Plan Compensation column for Mr. Groves represents sales commissions.

(2)	For each of the named executive officers, the amounts reported in the All Other Compensation column represent a matching contribution under our tax-qualified Section 401(k) retirement savings plan of $2,450 and a premium payment of $540 on his life insurance coverage.

Grants of Plan-Based Awards

The named executive officers did not receive any equity awards during 2009.

2009 Grants of Plan-Based Awards Table

	Grant	Estimated Future Payments Under Non-Equity Incentive Plan Awards (1)
Name	Date	Target ($)	Maximum ($)

Gregory J. Owens	—	$—	$—
Michael J. O’Donnell	—	—	—
James J. Jeter	—	—	—
Jeffrey L. Barca-Hall	—	—	—
Michael D. Groves	—	75,000	—

(1)	Messrs. Owens, O’Donnell, Jeter and Barca-Hall received bonuses under our 2009 cash bonus plan, which was a performance-based non-equity incentive plan, however, no “individual” threshold, target or maximum awards were established for or communicated to these named executive officers. For Mr. Groves, the target award amount was established under a sales commission arrangement with us.

Outstanding Equity Awards at Year-End

The following table presents, for each of the named executive officers, information regarding outstanding stock options and other equity awards held as of December 31, 2009. The market value of the shares of our common stock reflected in the table is based upon the fair market value of our common stock on December 31, 2009, as determined by our compensation committee, which was $2.25 per share.

2009 Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards						Stock Awards
										Equity
										Incentive
									Equity	Plan
									Incentive	Awards:
				Equity					Plan	Market or
				Incentive					Awards:	Payout
				Plan					Number of	Value of
				Awards:				Market	Unearned	Unearned
	Number of		Number of	Number of			Number of	Value of	Shares,	Shares,
	Securities		Securities	Securities			Shares or	Shares or	Units or	Units or
	Underlying		Underlying	Underlying			Units of	Units of	Other	Other
	Unexercised		Unexercised	Unexercised	Option		Stock That	Stock That	Rights	Rights
	Options (1)		Options (1)	Unearned	Exercise	Option	Have Not	Have Not	That Have	That Have
	(#)		(#)	Options	Price	Expiration	Vested	Vested	Not Vested	Not Vested
Name	Exercisable		Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)

Gregory J. Owens	476,189	(2)	340,135 (2)	—	$0.49	11/07/2017	698,615 (7)	$1,571,884 (8)	—	$ —
Michael J. O’Donnell	121,951	(3)	258,334 (3)	—	0.82	08/06/2018	—	—	—	—
	19,715	(3)	—	—	0.82	08/06/2018	—	—	—	—
James J. Jeter	112,500	(4)	87,500 (4)	—	0.49	10/31/2017	—	—	—	—
	33,333	(4)	66,667 (4)	—	0.82	08/06/2018	—	—	—	—
Jeffrey L. Barca-Hall	40,000	(4)	—	—	0.30	07/23/2012	—	—	—	—
	200,000	(5)	—	—	0.30	09/17/2015	—	—	—	—
Michael D. Groves	5,938	(5)	—	—	0.30	09/17/2013	—	—	—	—
	7,355	(6)	—	—	0.40	02/02/2015	—	—	—	—
	94,002	(4)	2,375 (4)	—	0.40	05/03/2016	—	—	—	—
	45,620	(4)	15,207 (4)	—	0.40	03/08/2017	—	—	—	—
	22,916	(4)	27,084 (4)	—	0.70	04/30/2018	—	—	—	—
	9,479	(4)	25,521 (4)	—	0.82	11/03/2018	—	—	—	—

(1)	Stock option grants to purchase shares of our common stock are made under the IronPlanet, Inc. 1999 Stock Plan. The exercise price of these options is equal to the fair market value of our common stock on the date of grant. Under the 1999 Stock Plan, the exercise price may be paid in cash, by check, by delivery of a full-recourse promissory note satisfying certain specified conditions, by cancellation of indebtedness, in shares of our common stock having a fair market value on the date of exercise equal to the aggregate exercise price of the shares being purchased, by delivery of a properly-executed exercise notice together with such other documentation as may be required to effect an exercise and delivery to us of the sale or loan proceeds required to pay the exercise price and any applicable taxes, by delivery of an irrevocable subscription agreement for the shares that obligates the optionee to take and pay for the shares not more than 12 months after the date of delivery of the subscription agreement, or by any combination of the foregoing payment methods. In addition, under certain circumstances an option may be exercised through a “net exercise” procedure, whereby the optionee may elect to receive shares of our common stock having an aggregate fair market value on the date of exercise equal to the net value of the portion of the option so exercised as of the exercise date. All stock options granted under the 1999 Stock Plan are subject to service-based vesting requirements.

(2)	These stock options vest over a four-year period at the rate of 1/48th of the shares of common stock underlying the option upon the completion of each month of service following the vesting commencement date of August 1, 2007, subject to continued service through each such vesting date.

(3)	These stock options vest as to 41,667 shares of common stock on December 7, 2008, as to an additional 58,333 shares of common stock on July 7, 2009 and then thereafter at the rate of 1/48th of the shares of common stock underlying the options each month, subject to continued service through each such vesting date.

(4)	These stock options vest over a four-year period at the rate of 1/4th of the shares of common stock underlying the option on the first anniversary of the vesting commencement date and then 1/48th of the shares of common stock underlying the option each month thereafter, subject to continued service through each such vesting date. The respective vesting commencement dates, in descending order, are as follows: September 16, 2007 and August 7, 2008 for James J. Jeter; July 24, 2002 for Jeffrey L. Barca-Hall; January 1, 2006, December 31, 2006, February 6, 2008, and November 13, 2008 for Michael D. Groves.

(5)	These stock options vested as to all of the shares of common stock underlying the option on the third anniversary of the vesting commencement date, subject to continued service through each such vesting date. The respective vesting commencement dates are as follows: February 4, 2003 for Jeffrey L. Barca-Hall; August 2, 2005 for Michael D. Groves.

(6)	This stock option vested as to all of the shares of common stock underlying the option on the first anniversary of the vesting commencement date of January 1, 2005.

(7)	This stock award vests as to 1/48th of the original number of shares of common stock subject to the award (1,676,676) upon the completion of each month of service following the vesting commencement date of August 1, 2007, subject to continued service through each such vesting date.

(8)	The market value of the shares was calculated by multiplying the number of shares that have not vested by the price per share as of December 31, 2009 of $2.25.

Option Exercises and Stock Vested

The following table presents, for each of the named executive officers, the number of shares of our common stock acquired upon the vesting of restricted stock during the year ended December 31, 2009, and the aggregate value realized upon the vesting of such awards. There were no stock options exercised by any of the named executive officers during 2009. For purposes of the table, the value realized is based upon the fair market value of our common stock on the various vesting dates, as determined by our board of directors or compensation committee.

2009 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards
	Number of Shares		Number of Shares	Value Realized on
	Acquired on	Value Realized on	Acquired on	Vesting
Name	Exercise (#)	Exercise ($)	Vesting (#)	($) (1)

Gregory J. Owens	—	$—	419,169	$413,930
Michael J. O’Donnell	—	—	—	—
James J. Jeter	—	—	—	—
Jeffrey L. Barca-Hall	—	—	—	—
Michael D. Groves	—	—	—	—

(1)	The amount reported reflects 209,585 shares that vested when the fair market value of our common stock was $0.77 per share, 139,723 shares that vested when the fair market value of our common stock was $1.13 per share, and 69,862 shares that vested when the fair market value of our common stock was $0.82 per share.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for the named executive officers during 2009.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for the named executive officers.

Employment Agreements

In February 2010, we entered into written employment agreements with each of the named executive officers. These agreements provide for at-will employment and establish the executive’s base salary at the same 2009 base salary rate, eligibility to participate in an incentive bonus plan and standard employee benefit plan participation as of the time of their execution.

These agreements also contain provisions that provide for certain payments and benefits in the event of certain terminations of employment, including a termination of employment following a change in control of the company. For a summary of the material terms and conditions of these provisions, as well as an estimate of the potential payments and benefits payable to the named executive officers under these provisions, see “—Potential Payments Upon Termination or Change in Control” below.

Potential Payments Upon Termination or Change in Control

Each of the named executive officers is eligible to receive certain severance payments and benefits in connection with his termination of employment under various circumstances, including following a change in control of our company under each officer’s new employment agreements with us. For a summary of the material terms and conditions of the severance and change in control benefits for each named executive officer, see below.

The estimated potential severance payments and benefits payable to each named executive officer in the event of termination of employment as of December 31, 2009 pursuant to his individual employment agreement are also described below.

The actual amounts that would be paid or distributed to the named executive officers as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the named executive officer’s base salary and the market price of our common stock. In addition, although we have entered into individual written arrangements to provide severance payments and benefits to the named executive officers in connection with a termination of employment under particular circumstances, we may mutually agree with the named executive officers on severance terms that vary from those provided in the pre-existing arrangements. Finally, in addition to the amounts presented below, each named executive officer would also be able to exercise any vested stock options that he held. For more information about the named executive officers outstanding equity awards as of December 31, 2009, see the table captioned “2009 Outstanding Equity Awards at Year-End Table.”

In addition to the severance payments and benefits described in the named executive officers’ individual employment agreements, these executives are eligible to receive any benefits accrued under our broad-based benefit plans, such as disability benefits and accrued vacation pay, in accordance with those plans and policies.

Involuntary Termination of Employment Not in Connection with Change in Control

In the event of an involuntary termination of employment (defined as either a termination of employment by us without “cause” or by the executive officer for “good reason”) more than two months prior to a change in control:

•	Mr. Owens will be eligible to receive:

•	a cash payment equal to 12 months of his base salary as in effect as of the date of termination, payable according to our regular payroll schedule over a 12-month period; and

•	COBRA premiums for a period of 12 months; and

•	Messrs. O’Donnell, Jeter, Barca-Hall, and Groves will be eligible to receive:

•	a cash payment equal to six months of his base salary as in effect as of the date of termination, payable according to our regular payroll schedule over a six-month period; and

•	COBRA premiums for a period of six months.

Involuntary Termination of Employment in Connection with Change in Control

In the event of an involuntary termination of employment (defined as either a termination of employment by us without “cause” or by the executive officer for “good reason”) within the two-month period prior to or the 12-month period following a change in control:

•	Mr. Owens will be eligible to receive:

•	a cash payment equal to 18 months of his (1) base salary as in effect as of the date of termination and (2) average actual bonus for the two years preceding the year in which the termination occurred, collectively payable according to our regular payroll schedule over an 18-month period;

•	COBRA premiums for a period of 18 months; and

•	full and immediate vesting of all of the shares of our common stock underlying any then-outstanding unvested stock options and other unvested equity awards; and

•	Messrs. O’Donnell, Jeter, Barca-Hall, and Groves will be eligible to receive:

•	a cash payment equal to 12 months of his (1) base salary as in effect as of the date of termination and (2) average actual bonus for the two years preceding the year in which the termination occurred, collectively payable according to our regular payroll schedule over a 12-month period;

•	COBRA premiums for a period of 12 months; and

•	in the case of Mr. O’Donnell, full and immediate vesting of all of the shares of our common stock underlying any then-outstanding unvested stock options and other unvested equity awards, and in the case of Messrs. Jeter, Barca-Hall, and Groves full and immediate vesting of half of the shares of our common stock underlying any then-outstanding unvested stock options and other unvested equity awards.

The severance and change in control benefits have a four-year term ending on February 11, 2014 that may be extended upon the mutual agreement of the parties.

Accordingly, the following tables set forth the potential, estimated, payments and benefits to which the named executive officers would have been entitled assuming termination of their employment as of December 31, 2009, as specified under the terms and conditions of their respective employment agreements.

Mr. Owens

Potential Payments and Benefits Upon Termination of Employment

	Involuntary	Involuntary
	Termination of	Termination of
	Employment Not in	Employment in
	Connection with	Connection with
Executive Payments and Benefits (1)	Change in Control	Change in Control (2)

Severance Payments	$350,000	$573,750
Accelerated Vesting of Shares and Stock Options	—
COBRA Premiums	24,900	37,350

Total	$374,900	$

(1)	For purposes of this analysis, Mr. Owens’ compensation is assumed to be as follows: current base salary equal to $350,000, average cash bonus for 2008 and 2007 of $32,500, and outstanding unvested stock options and shares covering 1,038,750 shares of our common stock.

(2)	Assumes the date of termination of employment of Mr. Owens was December 31, 2009 and is the product of (a) the number of accelerated shares and (b) the fair market value of our common stock determined as the midpoint of the price range set forth on the cover page of this prospectus.

Mr. O’Donnell

Potential Payments and Benefits Upon Termination of Employment

	Involuntary	Involuntary
	Termination of	Termination of
	Employment Not in	Employment in
	Connection with	Connection with
Executive Payments and Benefits (1)	Change in Control	Change in Control (2)

Severance Payments	$125,000	$268,750
Accelerated Vesting of Stock Options	—
COBRA Premiums	4,002	8,004

Total	$129,002	$

(1)	For purposes of this analysis, Mr. O’Donnell’s compensation is assumed to be as follows: current base salary equal to $250,000, average cash bonus for 2008 and 2007 of $18,750, and outstanding unvested stock options covering 258,334 shares of our common stock.

(2)	Assumes the date of termination of employment of Mr. O’Donnell was December 31, 2009 and is the product of (a) the number of accelerated shares and (b) the fair market value of our common stock determined as the midpoint of the price range set forth on the cover page of this prospectus.

Mr. Jeter

Potential Payments and Benefits Upon Termination of Employment

	Involuntary	Involuntary
	Termination of	Termination of
	Employment Not in	Employment in
	Connection with	Connection with
Executive Payments and Benefits (1)	Change in Control	Change in Control (2)

Severance Payments	$125,000	$271,250
Accelerated Vesting of Stock Options	—
COBRA Premiums	12,450	24,900

Total	$137,450	$

(1)	For purposes of this analysis, Mr. Jeter’s compensation is assumed to be as follows: current base salary equal to $250,000, average cash bonus for 2008 and 2007 of $21,250, and outstanding unvested stock options covering 154,167 shares of our common stock.

(2)	Assumes the date of termination of employment of Mr. Jeter was December 31, 2009 and is the product of (a) the number of accelerated shares and (b) the fair market value of our common stock determined as the midpoint of the price range set forth on the cover page of this prospectus.

Mr. Barca-Hall

Potential Payments and Benefits Upon Termination of Employment

	Involuntary	Involuntary
	Termination of	Termination of
	Employment Not in	Employment in
	Connection with	Connection with
Executive Payments and Benefits (1)	Change in Control	Change in Control (2)

Severance Payments	$122,000	$282,750
Accelerated Vesting of Stock Options	—	—
COBRA Premiums	10,800	21,600

Total	$132,800	$304,350

(1)	For purposes of this analysis, Mr. Barca-Hall’s compensation is assumed to be as follows: current base salary equal to $244,000 and average cash bonus for 2008 and 2007 of $38,750. All of his options were vested as of December 31, 2009.

Mr. Groves

Potential Payments and Benefits Upon Termination of Employment

	Involuntary	Involuntary
	Termination of	Termination of
	Employment Not in	Employment in
	Connection with	Connection with
Executive Payments and Benefits (1)	Change in Control	Change in Control (2)

Severance Payments	$112,500	$260,896
Accelerated Vesting of Stock Options	—
COBRA Premiums	8,760	17,520

Total	$121,260	$

(1)	For purposes of this analysis, Mr. Groves’ compensation is assumed to be as follows: current base salary equal to $225,000, average cash bonus for 2008 and 2007 of $35,896, and outstanding unvested stock options covering 70,187 shares of our common stock.

(2)	Assumes the date of termination of employment of Mr. Groves was December 31, 2009 and is the product of (a) the number of accelerated shares and (b) the fair market value of our common stock determined as the midpoint of the price range set forth on the cover page of this prospectus.

Employee Benefit and Stock Plans

The following table provides information as of December 31, 2009 regarding compensation plans under which our equity securities are authorized for issuance:

Number of
	Securities to be	Weighted Average	Number of Securities
	Issued upon	Exercise Price of	Remaining Available
	Exercise of	Outstanding	for Future Issuance
	Outstanding Options,	Options, Warrants	Under Equity
Plan Category	Warrants and Rights	and Rights	Compensation Plans (1)

Equity compensation plans approved by stockholders (2)	7,075,918	$0.523	1,625,206
Equity compensation plans not approved by stockholders	—	—	—

Total	7,075,918	$0.523	1,625,206

(1)	Excludes securities to be issued upon the exercise of outstanding options, warrants and rights.

(2)	Consists of our 1999 Stock Plan.

(3)	Consists of 7,083,418 shares of common stock underlying outstanding options.

2010 Equity Incentive Plan

Our board of directors adopted our 2010 Equity Incentive Plan, or 2010 Plan, on February 11, 2010. The 2010 Plan will become effective on the date of this prospectus. No further grants will be made under our 1999 Stock Plan after this offering. However, the options outstanding under the 1999 Stock Plan will continue to be governed by its existing terms.

Share Reserve

We have reserved 3,265,000 shares of our common stock for issuance under the 2010 Plan. The number of shares reserved for issuance under the 2010 Plan will be increased automatically on January 1 of each year, starting with January 1, 2011, by a number equal to the smallest of:

•	2,500,000 shares;

•	4% of the shares of common stock outstanding at that time; and

•	the number of shares determined by our board of directors.

In general, to the extent that awards under the 2010 Plan are forfeited or lapse without the issuance of shares or shares are reacquired by us, those shares will again become available for awards. All share numbers described in this summary of the 2010 Plan (including exercise prices for options and stock appreciation rights) are automatically adjusted in the event of a stock split, a stock dividend, or a reverse stock split.

Administration

The compensation committee of our board of directors will administer the 2010 Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards.

Eligibility

Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2010 Plan.

Types of Award

Our 2010 Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

We generally have granted options to our service providers because we believe that options offer a more powerful long-term incentive than restricted shares, stock appreciation rights or stock units. However, in the future our compensation committee may consider the grant of restricted shares, stock appreciation rights or stock units in appropriate circumstances and use such forms of equity-based compensation in addition to options to align the interests of our service providers with that of our stockholders.

Stock Options and Stock Appreciation Rights

The exercise price for options granted under the 2010 Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash;

•	shares of our common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker approved by us;

•	a promissory note, if permitted by applicable law; or

•	any other form of payment as the compensation committee determines.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock, or a combination of both.

Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights also expire at the time determined by the compensation committee, but in no event more than 10 years after they are granted. They generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2010 Plan covering more than 500,000 shares in any fiscal year, except that a new employee may receive options or stock appreciation rights covering up to 1,500,000 shares in the fiscal year in which his or her employment starts.

Restricted Shares and Stock Units

Restricted shares and stock units may be awarded under the 2010 Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may receive restricted shares or stock units with performance-based vesting covering more than 500,000 shares in any fiscal year, except that a new employee may receive restricted shares or stock units covering up to 1,500,000 shares in the year in which his or her employment starts. Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

Change in Control

The compensation committee may determine that awards granted under the 2010 Plan will vest or will become exercisable (as applicable) on an accelerated basis if we experience a change in control. Awards will be subject to the agreement evidencing a change in control, as described below. Unvested awards (or portions thereof) may be treated in any manner permissible by applicable law, including (without limitation) cancellation for no consideration. Vested options, stock appreciation rights and stock units may be continued by us if we are the surviving corporation or assumed or substituted by the surviving corporation or its parent with new awards. In addition, vested options and stock appreciation rights may be cancelled for consideration equal to the excess of the fair market value of our common stock as of the closing date of the change in control over the exercise price of the awards, and vested stock units may be canceled for a payment equal to the fair market value of our common stock as of the closing date of the change in control.

A change in control includes:

•	a merger or consolidation or any other corporate reorganization or business combination transaction of our company with or into another corporation, entity or person;

•	a sale, transfer or other disposition of all or substantially all of our assets;

•	a proxy contest that results in the replacement of more than 50% of our directors over a 24-month period; and

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to us (such as a holding company owned by our stockholders or a trustee or other fiduciary holding securities under an employee benefit plan of ours or of a parent or of a subsidiary of ours).

Amendments or Termination

Our board of directors may amend or terminate the 2010 Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2010 Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

1999 Stock Plan

Our 1999 Stock Plan was adopted by our board of directors and approved by our stockholders on November 12, 1999. The most recent amendment to the 1999 Stock Plan was adopted by our board of directors and approved by our stockholders on November 12, 2009. No further awards will be made under our 1999 Stock Plan after this offering, but options outstanding under the 1999 Stock Plan will continue to be governed by their existing terms.

Share Reserve

We have reserved an aggregate of 15,668,018 shares for issuance under our 1999 Stock Plan. In general, if options granted under our 1999 Stock Plan are canceled or terminated or otherwise forfeited by a 1999 Stock Plan participant, then those option shares will again become available for awards under the 1999 Stock Plan.

Administration

Our board of directors has administered the 1999 Stock Plan before this offering and the compensation committee of our board of directors will administer this plan after this offering. Before this offering, our board of directors and, after this offering, our compensation committee has complete discretion to make all decisions relating to our 1999 Stock Plan.

Eligibility

Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 1999 Stock Plan.

Types of Awards

Our 1999 Stock Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	direct awards and sales of shares of our common stock (including restricted shares).

Options

The exercise price for incentive stock options and nonstatutory stock options granted under the 1999 Stock Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash or check;

•	a promissory note;

•	cancellation of indebtedness;

•	shares of common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker designated by us;

•	an irrevocable subscription agreement for the shares;

•	any combination of the above payment methods; or

•	such other consideration and method of payment permitted by applicable law.

In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us.

Share Awards

The purchase price for shares awarded under the 1999 Stock Plan may not be less than 100% of the fair market value of our common stock on the award grant date. Restricted shares vest at the times determined by our board of directors.

Merger, Consolidation or Asset Sale

If we experience a merger, consolidation or asset sale, each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation or a parent or subsidiary of such successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or stock purchase right will terminate upon the consummation of the transaction.

Amendments or Termination

Our board of directors may amend or terminate the 1999 Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless such amendment increases the number of shares available for issuance under the 1999 Stock Plan or as otherwise required by applicable law. No further awards will be made under our 1999 Stock Plan after this offering, and the 1999 Stock Plan will automatically terminate on November 12, 2019.

Limitations on Director and Officer Liability and Indemnification

The following description references our certificate of incorporation and bylaws as will be in effect upon completion of this offering. Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving a director or executive officer of IronPlanet as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Rule 10b5-1 Sales Plans

We expect that all of our executive officers will enter into stock selling plans in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and our insider trading policy prior to the closing of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of transactions since January 1, 2007, in which we have been a participant, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Transactions with Our Principal Stockholders

Voting Agreement

We are party to a voting agreement, as amended, with certain holders of our common stock and holders of our preferred stock, including holders of more than 5% of our capital stock and their affiliates, that provides for, among other things, certain rights and obligations with respect to the voting of the securities subject to the agreement and certain obligations with respect to the sale of these securities in a transaction involving our change of control.

Pursuant to the voting agreement, the parties agreed to vote any shares of our common stock, and any of our other voting securities held by them, in favor of the election to our board of directors of: one director that Caterpillar Inc. has the right to designate, which director seat is currently held by Stephanie Tilenius; one director that Komatsu America Corp. has the right to designate, which director seat is currently held by Mark J. Rubash; one director designated by entities affiliated with Accel Partners, which director is currently Arthur Patterson; one director designated by Kleiner Perkins Caulfield & Byers, which director is currently Ted Schlein; our chief executive officer, who is currently Gregory J. Owens; and all nominees agreed upon and nominated by a majority of the directors listed above in this sentence, which directors currently are Robert S. Siboni and Robert L. Evans. Following this offering, we expect that Arthur Patterson, Ted Schlein, Gregory J. Owens, Robert S. Siboni, Robert L. Evans, Stephanie Tilenius and Mark J. Rubash will continue to serve as members of our board of directors until their successors are duly elected by the holders of our common stock, but we are under no contractual obligation to retain these individuals as members of our board of directors.

All of the rights and obligations under the voting agreement, including rights to designate directors, automatically terminate upon completion of this offering.

Board Observer Agreement

We are party to a board observer agreement with Komatsu America Corp., a holder of more than 5% of our capital stock. The agreement grants Komatsu America Corp. the right, subject to certain standard limitations, to appoint one non-voting board observer to our board of directors. All rights and obligations under the board observer agreement automatically terminate upon completion of this offering.

Investors’ Rights Agreement

We are party to an investors’ rights agreement, as amended, with certain of our stockholders, including holders of more than 5% of our capital stock and their affiliates. Pursuant to the investors’ rights agreement, among other things, the holders of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain limitations. For a more detailed description of these rights, see “Description of Capital Stock—Registration Rights.”

Preferred Provider Agreements

We have designated certain high-volume sellers as “preferred providers” and have entered into agreements with such sellers. We typically refer to these agreements as preferred provider agreements. Such agreements include negotiated special volume-based commission rates for the auction sales made or auctions hosted on behalf of the preferred provider. Such commission rates may be at a discount from our published website standard rates, and may vary based on the annual volume of sales that the preferred provider conducts through our auctions.

The following preferred providers are affiliated with beneficial holders of more than 5% of our capital stock: Caterpillar Financial Services Corporation and its corporate affiliates, or Caterpillar, and Komatsu Financial and its corporate affiliates, or Komatsu. Komatsu America Corp., the beneficial holder of shares of our preferred stock representing approximately 7.5% of our capital stock outstanding as of March 15, 2010, is affiliated with Komatsu. During the year ended December 31, 2009, we recorded revenue of approximately $1.2 million from Komatsu, and we expect Komatsu to continue to sell equipment through our marketplace in 2010. Caterpillar, Inc., the beneficial holder of shares of our common stock and shares of our preferred stock representing approximately 9.8% of our capital stock outstanding as of March 15, 2010, is affiliated with Caterpillar. During the year ended December 31, 2009, we recorded revenue of approximately $6.2 million from Caterpillar, and we expect Caterpillar to continue to sell equipment through our marketplace in 2010.

Transactions with Our Directors and Executive Officers

Employment Agreements with Our Named Executive Officers/Severance Policy

On February 11, 2010, our board of directors approved employment agreements with each of our named executive officers, that, among other things, provide for certain severance and change of control benefits. These employment agreements superseded and replaced the existing employment offer letters with each of our named executive officers. For a description of these agreements, see “Executive Compensation—Employment Agreements” and “—Potential Payments Upon Termination or Change in Control.”

Also on February 11, 2010, our board of directors also adopted a standard policy for the payment of severance and change in control benefits to our named executive officers. Under this policy, the terms and conditions of which are reflected in their written employment agreements, the rights of our named executive officers with respect to specific events, including an involuntary termination of employment or an involuntary termination in connection with or following a change in control, are established on a uniform basis.

Director Compensation Policy

Effective upon the closing of this offering, the non-employee members of our board of directors shall receive compensation based on our Director Compensation Policy. A description of the cash and equity compensation and expense reimbursement that non-employee members of our board of directors are entitled to receive is contained under the heading “Management—Director Compensation.”

Indemnification Agreements

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we have entered into separate indemnification agreements with each of our directors and executive officers. A general description of these provisions is contained under the heading, “Management—Limitations on Director and Officer Liability and Indemnification.”

Transactions with Our Chief Executive Officer, Gregory J. Owens

On November 8, 2007, we loaned Gregory J. Owens, our chief executive officer, $821,571 pursuant to a secured promissory note dated November 8, 2007. To secure payment of the note, Mr. Owens granted us a security interest in 1,676,676 shares of our common stock (as adjusted for stock splits, consolidations and the like). The secured promissory note provided that the unpaid principal amount of the loan bore interest at 4.39% per year. All loans were repaid by Mr. Owens in full, and the secured promissory note was cancelled, in February 2010.

Over the past three years, we have paid approximately $137,000 in the aggregate for our use, for business purposes, of a hunting plantation of which Mr. Owens is the sole proprietor.

Transactions with Our Senior Vice President, Engineering and Chief Technology Officer, Jeffrey L. Barca-Hall

On March 10, 2000, we loaned Jeffrey L. Barca-Hall, our senior vice president of engineering and chief technology officer, $33,150 to purchase shares of our common stock pursuant to an early exercise notice and restricted stock purchase agreement between us and Mr. Barca-Hall dated March 10, 2000. The promissory note provided that the unpaid principal amount of the loan bore interest at 6.69% per annum. We also loaned Mr. Barca-Hall $15,000 and $5,000 on March 30, 2001 and June 30, 2001, respectively, pursuant to promissory notes that bear interest at 6.69% per year. On September 8, 2004, we extended the maturity date of the March 2000 promissory note in exchange for the release of potential claims Mr. Barca-Hall may have against us. In addition, in March 2007, our board of directors approved the forgiveness of a promissory note with a principal amount of $45,000, previously assigned to us in 2003 from Mr. Barca-Hall’s former employer. All remaining loans under were repaid by Mr. Barca-Hall in full, and the respective promissory notes were cancelled, in February 2010.

Transactions with Our Former Executive Officers

On July 25, 2007, we entered into a separation agreement with our former chief executive officer, Robert Alleger. Mr. Alleger tendered his resignation effective on July 31, 2007. Pursuant to the separation agreement, Mr. Alleger was paid a cash severance totaling $336,000, less all applicable withholdings, and was reimbursed for COBRA premiums for Mr. Alleger and his eligible dependents through and until August 1, 2008. In exchange for the severance payment and other benefits, Mr. Alleger provided a release of potential claims Mr. Alleger may have against us. Mr. Alleger continues to be bound by an agreement to observe and maintain the confidentiality of all of our confidential and proprietary information. At the time of the separation agreement, Mr. Alleger was fully vested in an option to purchase 2,212,712 shares of our common stock at $0.40 per share. As part of the separation agreement, we agreed to extend the term of the options held by Mr. Alleger to December 15, 2014. As of the date of this prospectus, 1,876,046 shares of our common stock were available to be exercised by Mr. Alleger.

On July 8, 2008, we entered into a separation agreement with our former chief operating officer, William Coleman. Mr. Coleman tendered his resignation effective on July 8, 2008. Pursuant to the separation agreement, Mr. Coleman was paid a cash severance totaling $149,333, less all applicable withholdings, and was reimbursed for COBRA premiums for Mr. Coleman and his eligible dependents through and until April 1, 2009. As of December 31, 2009, there was $65,000 outstanding under the loan between Mr. Coleman and us. In exchange for the severance payment and other benefits, Mr. Coleman provided a release of potential claims Mr. Coleman may have against us. Mr. Coleman continues to be bound by an agreement to observe and maintain the confidentiality of all of our confidential and proprietary information.

On March 11, 2010, we repurchased 1,267,084 shares of Series A-1 convertible preferred stock from Reza Bundy Saadlou, our former president and chairman and a significant stockholder. We repurchased these shares at a price of $0.05 per share, for an aggregate repurchase price of $63,354, pursuant to agreements entered into with Mr. Saadlou in 1999 and 2001. Following the repurchase, Mr. Saadlou holds 4,149,706 shares of Series A-1 convertible preferred stock, which will convert into an equal number of shares of our common stock upon completion of this offering. As of the date of this prospectus, Mr. Saadlou has disputed our right to repurchase the shares.

Policies and Procedures for Related Party Transactions

We do not currently have a formal, written policy or procedure for the review and approval of related party transactions; however, all related party transactions are currently reviewed and approved by our audit committee.

Effective at the closing of this offering, our audit committee charter provides that our audit committee shall have the authority to approve any related party transactions. All of our directors, officers and employees will be required to report to the audit committee any related party transaction prior to entering into the transactions.

We believe that we have executed all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by our audit committee, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents the beneficial ownership of our capital stock as of March 15, 2010, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our voting securities;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. All shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days of March 15, 2010, are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

Percentage of ownership is based on 44,284,395 shares of common stock outstanding as of March 15, 2010, and           shares outstanding after this offering, assuming no exercise of the underwriters’ overallotment option. The table below assumes the conversion of all shares of our preferred stock into shares of our common stock immediately prior to the completion of this offering.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is c/o IronPlanet, Inc., 4695 Chabot Drive, Suite 102, Pleasanton, California 94588.

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering
	Number			Number
	of Shares			of Shares
	Beneficially		Shares Being	Beneficially
	Owned	Percent	Offered	Owned	Percent

Greater than 5% Stockholders:
Entities affiliated with Accel Partners (1)	8,634,288	19.50%
428 University Ave. Palo Alto, California 94301
Caterpillar Inc.	4,333,334	9.79
2120 West End Ave. Nashville, Tennessee 37230
Komatsu America Corp.	3,333,334	7.53
440 N. Fairway Dr. Vernon Hills, Illinois 60061
KPCB Holdings, Inc., as nominee (2)	8,634,288	19.50
2750 Sand Hill Rd. Menlo Park, California 94025
Reza Bundy Saadlou	4,149,706	9.37
21 Market St. Venice, California 90291

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering			After the Offering
	Number			Number
	of Shares			of Shares
	Beneficially		Shares Being	Beneficially
	Owned	Percent	Offered	Owned	Percent

Executive Officers and Directors:
Gregory J. Owens (3)	2,171,898	4.84%
Michael J. O’Donnell (4)	183,333	*
James J. Jeter (5)	172,916	*
Jeffrey L. Barca-Hall (6)	714,000	1.60
Michael D. Groves (7)	280,359	*
Robert L. Evans (8)	6,250	*
Arthur Patterson (1)	8,634,288	19.50
Mark J. Rubash	—	*
Ted Schlein (2)	8,634,288	19.50
Roger S. Siboni (9)	13,750	*
Stephanie Tilenius	—	*
All executive officers and directors as a group (11 persons)	20,811,082	46.99%
Other Selling Stockholders:

*	Indicates beneficial ownership of less than 1%.

(1)	Includes 5,940,390 shares held by Accel VII L.P., 1,485,098 shares held by Accel Internet Fund III L.P., 777,086 shares held by Accel Investors ‘99 L.P. and 431,714 shares held by ACP Family Partnership L.P. Accel VII Associates L.L.C. is the General Partner of Accel VII L.P. and has the sole voting and investment power. James W. Breyer, Arthur C. Patterson, Theresia Gouw Ranzetta, James R. Swartz and J. Peter Wagner are the Managing Members of Accel VII Associates L.L.C. and share such powers. Accel Internet Fund III Associates L.L.C. is the General Partner of Accel Internet Fund III L.P. and has the sole voting and investment power. James W. Breyer, Arthur C. Patterson, Theresia Gouw Ranzetta, James R. Swartz and J. Peter Wagner are the Managing Members of Accel Internet Fund III Associates L.L.C. and share such powers. James W. Breyer, Arthur C. Patterson, Theresia Gouw Ranzetta, James R. Swartz and J. Peter Wagner are the General Partners of Accel Investors ‘99 L.P. and therefore share the voting and investment powers. ACP Family Partnership L.P. is a partnership for the benefit of the family of Arthur C. Patterson. Arthur C. Patterson does not control ACP Family Partnership L.P., but its beneficiaries are members of his household. Each general partner or managing member disclaims beneficial ownership except to the extent of their pecuniary interest therein.

(2)	Includes 6,712,296 shares held by Kleiner Perkins Caufield & Byers IX-A, LP. and 207,223 shares held by Kleiner Perkins Caufield & Byers IX-B, L.P. and 49,370 shares beneficially held by the Schlein Family Trust dated April 4, 1999, whose trustee is Mr. Schlein. Excludes in the case of Mr. Schlein, 1,665,399 shares held by other individual managers and other entities and individuals affiliated with Kleiner Perkins Caufield & Byers as to which Mr. Schlein does not have voting or dispositive power. Mr. Schlein, who is a member of the board of directors, is a manager and general partner of the Kleiner Perkins Caufield & Byers funds and has shared voting and investment power over these shares. Shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee” for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. Mr. Schlein disclaims beneficial ownership of any of these shares held by the aforementioned entities except to the extent of his pecuniary interest therein.

(3)	Includes 200,000 shares held by the Gregory J. Owens Grantor Annuity Trust, and options to purchase 561,222 shares of our common stock exercisable within 60 days of March 15, 2010.

(4)	Includes 183,333 shares of our common stock subject to options that are exercisable within 60 days of March 15, 2010.

(5)	Includes 122,916 shares of our common stock subject to options that are exercisable within 60 days of March 15, 2010.

(6)	Includes 240,000 shares of our common stock subject to options that are exercisable within 60 days of March 15, 2010.

(7)	Includes 151,609 shares of our common stock subject to options that are exercisable within 60 days of March 15, 2010.

(8)	Includes 6,250 shares of our common stock subject to options that are exercisable within 60 days.

(9)	Includes 13,750 shares of our common stock subject to options that are exercisable within 60 days. Excludes 207,223 shares held by Kleiner Perkins Caufield & Byers IX-B, L.P., or KPBC IX-B, Mr. Siboni is a limited partner in KPCB IX-B; however, Mr. Siboni does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our authorized capital stock, after giving effect to the amendment and restatement of our certificate of incorporation, will consist of 100,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.001 par value.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will be in effect upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of March 15, 2010, there were 44,284,395 shares of common stock held of record by approximately 172 stockholders after giving effect to the conversion of our preferred stock into common stock. There will be           shares of common stock outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered by this prospectus. Prior to this offering, there has not been a public market for our common stock.

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and no holder has cumulative voting rights.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. We have not present plans to issue any shares of preferred stock.

Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.

Pursuant to the automatic conversion provision of our certificate of incorporation, all outstanding shares of preferred stock will be converted to common stock on a one-for-one basis upon the completion of any public offering with aggregate gross proceeds to us of not less than $20 million (prior to underwriting discounts and commissions) and a per-share price to the public of not less than $6.00 per share. This offering will trigger such an automatic conversion. We currently have no plans to issue any other shares of preferred stock.

Warrants

The following table shows the outstanding warrants to purchase shares of our capital stock as of March 15, 2010. After completion of this offering, these warrants will remain outstanding and may be exercised at any time prior to their respective termination dates, except as described in note 2 to the table below. The following description of the terms of the warrants outstanding is intended as a summary only and is qualified in their entirety by reference to the warrants filed as exhibits to the registration statement, of which this prospectus forms a part.

	Class of Stock Subject			Shares Subject		Exercise Price
Name of Holder	to Warrant (1)	Date of Issuance	Date of Termination	to Warrant		Per Share

Ring Power Corporation	Series C convertible preferred stock	August 28, 2008	June 30, 2014	250,000		$4.00
Ring Power Corporation	Series C convertible preferred stock	August 28, 2008	June 13, 2014	250,000		4.00
Empire Southwest, LLC	Series C convertible preferred stock	June 30, 2009	June 30, 2014	100,000	(2)	4.00
Empire Southwest, LLC	Series C convertible preferred stock	June 30, 2009	June 30, 2014	100,000	(2)	4.50
Comdisco, Inc.	Series A convertible preferred stock	April 19, 2000	(3)	21,887		1.8275

(1)	After the completion of this offering, exercisable for shares of our common stock.

(2)	Each of the warrants issued to Empire Southwest, LLC, or Empire, contains a condition precedent provision that is tied to the occurrence of certain sales-based events. As of the date of this prospectus, Empire has satisfied certain of the sales-based events and the warrants held by Empire are currently 50% vested.

(3)	Terminates on the fifth anniversary of this offering.

Registration Rights

We have entered into an investors’ rights agreement dated as of August 28, 2008, as amended, with certain holders of our common stock and preferred stock. Subject to the terms of this agreement, holders of 26,556,457 shares of our capital stock have demand registration rights and can demand we file a registration statement. In addition, holders of 4,149,706 shares of our capital stock have certain piggyback registration rights and can request that their shares be covered by a registration statement that we otherwise file. The following description of the terms of the investors’ rights agreement is intended as a summary only and is qualified in its entirety by reference to the investors’ rights agreement filed as an exhibit to the registration statement, of which this prospectus forms a part.

Demand Registration Rights

After the completion of this offering, the holders of 26,556,457 shares of our common stock will be entitled to demand registration rights. At any time beginning on the earlier of August 28, 2010 and six months after the consummation of this offering, the holders of at least a majority of these shares can, on not more than two occasions, request that we register the offer and sale of all or a portion of their shares, subject to customary conditions and limitations. We will not be required to effect a demand registration (1) if two demand registrations have previously been made effective, (2) during the period beginning 60 days prior to the filing and 180 days following the effectiveness of a registration statement relating to a public offering of our securities or (3) if the demand is with respect to shares the offer and sale of which may be registered immediately on a registration statement on Form S-3 as described below under “—Form S-3 Registration Rights.”

Piggyback Registration Rights

All parties to the investors’ rights agreement have piggyback registration rights. Under these provisions, after the completion of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act, either for our own account or for the account of other stockholders, these stockholders have the right to include their shares in the registration statement, subject to certain marketing and other limitations. Piggyback registration rights will not apply to this offering. In addition, the underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in a registration statement.

Form S-3 Registration Rights

After the completion of this offering, the holders of 26,556,457 shares of our common stock will be entitled to certain Form S-3 registration rights. Subject to certain limitations, the holders of at least 30% of these shares can make a written request that we register the offer and sale of their shares on Form S-3, if Form S-3 is available to us, provided the aggregate price to the public of the shares offered is at least $500,000. Stockholders who have these rights may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12-month period or during the six months following the effectiveness of a registration statement covering the sale of our securities solely for cash.

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above.

In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, after the earliest of (1) the third anniversary of this offering, (2) the end of a three-month period during which Rule 144 of the Securities Act or a similar exemption is available for the sale of all of such stockholder’s shares and (3) the date on which such holder’s shares covered by the investors’ rights agreement constitute less than 2% of our outstanding voting stock.

In addition, pursuant to the investors’ rights agreement, subject to certain limitations, each stockholder that has registration rights has agreed that, to the extent requested by us and the underwriters, such stockholder will not sell or otherwise dispose of any securities for a period of up to 180 days.

Effect of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Certificate of Incorporation and Bylaws to Be in Effect Upon the Completion of this Offering

Our certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our certificate of incorporation and bylaws will require a 66 2/3% stockholder vote for the removal of a director without cause or the rescission, alteration, amendment or repeal of the bylaws by stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring unsolicited takeover attempts or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options Upon Change of Control

Generally, under our 1999 Stock Plan and 2010 Equity Incentive Plan, in the event of certain mergers, a reorganization or consolidation of our company with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to accelerate vesting of options outstanding under such plans.

Limitations on Liability and Indemnification

See “Executive Compensation—Limitations on Director and Officer Liability and Indemnification.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be          . Their address is          .

NASDAQ Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “IRON.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on The NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock following this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect prevailing market prices and our ability to raise equity capital in the future.

Upon completion of this offering, based on our shares outstanding as of March 15, 2010, and after giving effect to the conversion of all shares of outstanding preferred stock, we will have          shares of common stock outstanding (or           shares of common stock if the underwriters exercise their overallotment option in full). All of the shares sold in this offering will be freely tradable without restriction or registration under the Securities Act, except for shares purchased by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders. The remaining shares of common stock held by existing stockholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under the Securities Act, inclusion exemptions provided by Rule 144 and Rule 701, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (or shares assuming exercise by the underwriters of their overallotment option in full), based on the number of shares of common stock outstanding as of March 15, 2010; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 15, 2010, 7,170,449 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the underwriters to release all or any portion of these shares from the lock-up agreements.

Lock-Up Agreements

We, our directors and officers, the selling stockholders and a substantial majority of the other holders of our equity securities have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, other than the shares which the selling stockholders may sell in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of the J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180-day period, after the date of this prospectus. These agreements are described below under the section captioned “Underwriting.”

J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately 30,706,163 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” After the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market. If that occurs, the market price of our common stock could be adversely affected.

Stock Options

As of March 15, 2010, options to purchase a total of 8,161,618 shares of common stock pursuant to our 1999 Stock Plan were outstanding, of which 4,692,736 were exercisable. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares to be issued pursuant to the 1999 Stock Plan and shares outstanding or reserved for issuance under our 2010 Equity Incentive Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets. As a result, shares issued pursuant to such plans after the effectiveness of the registration statement will be freely tradable in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up or market stand-off agreements.

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the U.S.;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.);

•	you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Internal Revenue Code.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. However, it is currently uncertain how the U.S. federal estate tax will be implemented and administered in 2010.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recent Legislative Developments

Proposed legislation, if enacted in its current form, would substantially revise some of the rules discussed above, including with respect to withholding, certification requirements and information reporting. In the event of non-compliance with the revised certification and information reporting requirements, a 30% withholding tax could be imposed on payments to non-U.S. holders of dividends or sales proceeds. It cannot be predicted whether, or in what form, these proposals will be enacted. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this proposed legislation or their investments in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Cowen and Company, LLC
Piper Jaffray & Co.
Needham & Company, LLC

Total	—

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to           additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this overallotment option. If any shares are purchased with this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is $      per share. The following table shows the per share and total underwriting discounts assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$	$	$
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts, will be approximately $      .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and our officers, directors and a substantial majority all of our holders of equity securities have agreed that, without the prior written consent of the representatives, for a period of 180 days after the date of this prospectus, we will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by officers, directors and holders of equity securities in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), publicly disclose the intention to make any offer, sale, pledge or disposition, or, in our case, file or publicly disclose the intention to file a registration statement relating to any such shares or securities, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities (regardless of whether any of these transactions are to be settled by the delivery of common stock or such other securities, in cash or otherwise), or (3) in the case of our officers, directors and holders of our equity securities, make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. The foregoing restrictions shall not apply to (A) in each case, the shares to be sold pursuant to the underwriting agreement, (B) in our case, (i) any shares of stock issued upon the exercise of options granted under our equity incentive plans, (ii) the issuance of securities in connection with the acquisition by us or any of our subsidiaries of the securities, businesses, property or other assets of another person or entity or pursuant to any employee benefit plan assumed by us in connection with any such acquisition, (iii) the issuance of securities in connection with joint ventures, commercial relationships, or other strategic transactions; provided that, in the case of clauses (ii) and (iii), (x) the aggregate number of shares issued in all such acquisitions and transactions does not exceed 5% of our outstanding common stock following this offering, and (y) each person to whom such shares are issued executes a lock-up letter (C) in the case of our officers, directors and holders of our equity securities, (i) shares acquired from the underwriters or in the public market after the close of our initial public offering, (ii) shares transferred as part of a bona fide gift or gifts, (iii) transfers to any immediate family of such person, (iv) transfers to any trustee for the direct or indirect benefit of such person or the immediate family of such person, (v) transfers that occur by operation of law, including a qualified domestic order, (vi) distributions to limited partners, members or stockholders of such person, or (vii) to such person’s affiliates or to any investment fund or other entity controlled or managed by such person, provided that in the case of any transfer or distribution pursuant to clauses (ii) through (vii), each donee, trustee, distributee or transferee, as the case may be, shall execute and deliver to the representatives a lock-up letter, and no filing by any party (donor, donee, grantor, trustee, distributor, distributee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day period referred to above), and (viii) the establishment of a trading plan pursuant to Rule 10b5-1(c) under the Securities Exchange of 1934, as amended, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 180-day restricted period.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Notwithstanding the foregoing, in no event will the lock-up period extend beyond 214 days after the effective date of this registration statement.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “IRON.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (or each a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running mangers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Orrick, Herrington & Sutcliffe LLP, Menlo Park, California, which has acted as our counsel in connection with this offering, will pass on the validity of the common stock being offered by this prospectus. Certain partners of Orrick, Herrington & Sutcliffe, LLP hold shares of our common stock and shares of our common stock to be issued upon conversion of our Series A Preferred Stock. The underwriters are represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. The description of each such document is qualified by its reference.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.ironplanet.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically file with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

Board of Directors
IronPlanet, Inc.

We have audited the accompanying consolidated balance sheets of IronPlanet, Inc. and its subsidiaries (the “Company”) as of December 31, 2008 and 2009 and the related consolidated statements of income, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IronPlanet, Inc. and its subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the accompanying consolidated financial statements as of December 31, 2007 and 2008, and for the year ended December 31, 2007 have been restated.

/s/  GRANT THORNTON LLP

San Francisco, California
March 18, 2010

IRONPLANET, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
			Pro Forma
	2008	2009	2009
	(as restated,		(unaudited)
	see Note 2)

Assets
Current assets:
Cash and cash equivalents	$30,967,600	$30,401,651
Accounts receivable, net of allowance for doubtful accounts
of $119,540 and $160,174	1,311,523	3,881,475
Prepaid expenses and other current assets	1,482,469	5,040,253
Inventory	310,056	5,830,220
Deferred tax assets	—	885,452

Total current assets	34,071,648	46,039,051
Fixed assets, net	1,771,666	2,563,160
Goodwill	170,449	170,449
Deposits and other assets	289,552	244,307
Deferred tax assets, net	—	8,220,371

Total assets	$36,303,315	$57,237,338

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,533,560	$553,600
Accrued liabilities	2,309,878	3,155,860
Customer deposits	1,365,027	1,770,145
Marketplace payables	12,773,857	16,485,891
Deferred revenue	91,119	—

Total current liabilities	18,073,441	21,965,496
Accrued sales and use tax	1,473,643	1,952,817

Total liabilities	19,547,084	23,918,313

Commitments and contingencies (Note 6)
Convertible preferred stock, par value $0.001, issuable in series:
42,500,000 authorized shares, 36,063,621 and 36,313,621 shares issued and outstanding as of December 31, 2008 and 2009, respectively; no shares issued or outstanding proforma (unaudited); aggregate liquidation value of $55,290,798	51,340,862	52,385,862	$—
Stockholders’ equity (deficit):
Common stock and additional paid-in capital, par value $0.001:
73,500,000 authorized shares, 7,886,250 and 8,694,822 shares issued and outstanding as of December 31, 2008 and 2009, respectively; 45,008,443 shares issued and outstanding pro forma (unaudited)	2,734,883	5,269,316	57,655,178
Accumulated other comprehensive income (loss)	(16,716)	31,393	31,393
Accumulated deficit	(37,302,798)	(24,367,546)	(24,367,546)

Total stockholders’ equity (deficit)	(34,584,631)	(19,066,837)	33,319,025

Total liabilities, convertible preferred stock, and stockholders’ equity (deficit)	$36,303,315	$57,237,338	$57,237,338

The accompanying notes are an integral part of these consolidated financial statements.

IRONPLANET, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2007	2008	2009
	(as restated,
	see Note 2)

Revenue	$22,030,458	$34,989,055	$54,674,396
Cost of revenue	5,508,538	7,507,643	11,978,865

Gross profit	16,521,920	27,481,412	42,695,531

Operating expenses:
Sales and marketing	10,093,312	16,991,377	23,889,971
Technology	1,425,712	1,691,954	2,780,663
General and administrative	4,393,901	7,025,926	10,865,262

Total operating expenses	15,912,925	25,709,257	37,535,896

Income from operations	608,995	1,772,155	5,159,635
Interest income	668,616	413,061	64,267
Other non-operating expense	—	(21,000)	(935,293)

Income before taxes	1,277,611	2,164,216	4,288,609
Income tax provision (benefit)	109,846	312,920	(8,646,643)

Net income	$1,167,765	$1,851,296	$12,935,252

Net income per share:
Basic	$0.22	$0.31	$1.98

Diluted	$0.03	$0.04	$0.27

Weighted average shares outstanding:
Basic	5,329,594	5,921,469	6,520,846

Diluted	41,800,247	43,962,137	47,447,596

Pro forma net income per share of common stock (unaudited):
Basic			$0.30

Diluted			$0.27

Weighted average common shares used in computing proforma net income per share of common stock (unaudited):
Basic			42,712,939

Diluted			47,447,596

The accompanying notes are an integral part of these consolidated financial statements.

IRONPLANET, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Years Ended December 31, 2007, 2008 and 2009

					Notes		Accumulated
	Convertible		Common Stock and		Receivable		Other	Total
	Preferred Stock		Additional Paid-in Capital		From	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Stockholders	Deficit	Income (Loss)	Deficit
Balances at December 31, 2006	35,080,288	$47,423,832	5,237,595	$1,480,780	$(160,550)	$(40,248,673)	$—	$(38,928,443)
Reclassification of stockholders’ notes	—	—	—	(160,550)	160,550	(73,186)	—	(73,186)
Issuance of common stock for cash upon the exercise of stock options	—	—	191,145	61,881	—	—	—	61,881
Issuance of common stock upon exercise of stock options in exchange for officer note	—	—	1,676,677	—	—	—	—	—
Issuance of Series B convertible preferred stock for cash, net of issuance costs	333,333	970,964	—	—	—	—	—	—
Stock-based compensation expense (as restated, see Note 2)	—	—	—	716,732	—	—	—	716,732
Net income and comprehensive income (as restated, see Note 2)	—	—	—	—	—	1,167,765	—	1,167,765

Balances at December 31, 2007 (as restated, see Note 2)	35,413,621	48,394,796	7,105,417	2,098,843	—	(39,154,094)	—	(37,055,251)
Issuance of common stock for cash upon the exercise of stock options	—	—	780,833	245,880	—	—	—	245,880
Issuance of Series C convertible preferred stock for cash, net of issuance costs	650,000	2,946,066	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	390,160	—	—	—	390,160
Comprehensive income:
Net income	—	—	—	—	—	1,851,296	—	1,851,296
Foreign currency translation adjustments	—	—	—	—	—	—	(16,716)	(16,716)

Comprehensive income	—	—	—	—	—	—	—	1,834,580

Balances at December 31, 2008 (as restated, see Note 2)	36,063,621	51,340,862	7,886,250	2,734,883	—	(37,302,798)	(16,716)	(34,584,631)
Issuance of common stock for cash upon the exercise of stock options	—	—	808,572	307,543	—	—	—	307,543
Issuance of Series C convertible preferred stock for cash	250,000	1,000,000	—	—	—	—	—	—
Issuance of Series C convertible preferred stock performance warrants	—	45,000	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	2,226,890	—	—	—	2,226,890
Comprehensive income:
Net income	—	—	—	—	—	12,935,252	—	12,935,252
Foreign currency translation adjustments	—	—	—	—	—	—	48,109	48,109

Comprehensive income	—	—	—	—	—	—	—	12,983,361

Balances at December 31, 2009	36,313,621	$52,385,862	8,694,822	$5,269,316	$—	$(24,367,546)	$31,393	$(19,066,837)

The accompanying notes are an integral part of these consolidated financial statements.

IRONPLANET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2008	2009
	(as restated,
	See Note 2)

Cash flows from operating activities:
Net income	$1,167,765	$1,851,296	$12,935,252
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	285,522	508,046	846,671
Stock-based compensation expense	716,732	390,160	2,226,890
Deferred taxes	—	—	(9,105,824)
Issuance of performance warrants	—	—	45,000
Changes in operating assets and liabilities:
Accounts receivable	(55,070)	(680,585)	(2,528,668)
Prepaid expenses and other current assets	(193,067)	(854,618)	(3,430,012)
Inventory	(182,090)	55,105	(5,517,065)
Deposits and other assets	17,135	(58,154)	48,089
Accounts payable	343,802	985,648	(995,530)
Accrued liabilities	(251,110)	691,802	811,662
Customer deposits	459,268	345,941	400,930
Marketplace payables	(2,042,263)	8,743,212	3,597,357
Deferred revenue	383,448	(364,902)	(91,119)
Accrued sales and use tax	438,968	(14,125)	479,839

Net cash provided by (used in) operating activities	1,089,040	11,598,826	(276,528)
Cash flows from investing activities:
Purchases of property and equipment	(773,641)	(1,444,279)	(1,656,691)

Net cash used in investing activities	(773,641)	(1,444,279)	(1,656,691)
Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	970,964	2,946,066	1,000,000
Proceeds from exercise of employee stock options	61,881	245,880	307,543

Net cash provided by financing activities	1,032,845	3,191,946	1,307,543
Effect of exchange rate changes on cash and cash equivalents	—	(16,716)	59,727

Net increase (decrease) in cash and cash equivalents	1,348,244	13,329,777	(565,949)
Cash and cash equivalents at beginning of year	16,289,579	17,637,823	30,967,600

Cash and cash equivalents at end of year	$17,637,823	$30,967,600	$30,401,651

Supplemental disclosure of cash flow information:
Income taxes paid	$58,278	$436,557	$903,737

The accompanying notes are an integral part of these consolidated financial statements.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2008 and 2009

NOTE 1 –	THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

IronPlanet, Inc. (the “Company”) was incorporated in Delaware on January 6, 1999. The Company’s principal business is the operation of a marketplace for the buying and selling of used heavy equipment (e.g., construction, mining, forestry, agricultural equipment and related peripheral items) via online marketplace events. In addition, the Company provides a physical inspection service for equipment listed in its marketplace.

In May 2007, the Company established a wholly-owned subsidiary in Australia, IronPlanet Pty Limited. The purpose of this subsidiary is to develop and operate a used heavy equipment online marketplace in Asia-Pacific. The principal place of its business is located in Brisbane, Queensland. The first Asia-Pacific marketplace event was conducted in February 2008.

In March 2008, the Company established a wholly-owned subsidiary in Georgia, IronPlanet Real Estate LLC. The purpose of the subsidiary is to develop an online real estate marketplace business. This subsidiary had minimal business activity during 2008 and 2009.

In July 2008, the Company established a wholly-owned subsidiary in Ireland, IronPlanet Limited. The purpose of this subsidiary is to develop and operate a used heavy equipment online marketplace in Europe. The first European marketplace event was conducted in January 2009.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassifications

In 2009, the Company’s presentation of certain expenses within its consolidated statements of operations was changed. Direct auction expenses were previously reported within operating expenses and are now included in the caption “cost of revenue.” Costs for the Company’s customer support, marketplace operations, site operations and title and lien investigation functions were previously reported within general and administrative expenses and are now included within the caption “cost of revenue.” In connection with these reclassifications, the Company added the caption “gross profit” to its consolidated statements of operations. Technology expenses were also previously reported in general and administrative expenses and are now presented in a separate caption within the consolidated statements of operations. Stock-based compensation expense related to stock options retained by a terminated employee that are still subject to variable plan accounting was reclassified from general and administrative expenses to other non-operating expense.

The Company believes that the changes in presentation provide a more meaningful measure of its cost of revenue, technology, and general and administrative expenses and that gross profit is a useful, widely accepted measure of profitability. These reclassifications had no effect on reported consolidated income before income taxes, net income or per share amounts. Amounts presented for the years ended December 31, 2007 and 2008 have been reclassified to conform to the current presentation.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides the amounts reclassified for the periods indicated.

	Year Ended December 31,
	2007	2008

Amounts reclassified to (from):
Cost of revenue	$5,508,538	$7,507,643
Technology expenses	1,425,712	1,691,954
Direct auction expenses	(3,606,001)	(4,896,424)
General and administrative expenses	(3,328,249)	(4,324,173)
Other non-operating expense	—	21,000

Total costs and expenses	$—	$—

Applicable Accounting Guidance

Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative non-governmental accounting principles generally accepted in the United States (“U.S. GAAP”) as found in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions, and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. The Company’s management regularly assesses these estimates which primarily affect revenue recognition, the valuation of accounts receivable, accruals for sales and use taxes, common stock, stock options and the valuation allowances associated with deferred tax assets. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Unaudited Pro Forma Stockholders’ Equity

If an initial public offering is consummated that results in the automatic conversion of the Company’s convertible preferred stock, as described in Note 7, all of the convertible preferred stock outstanding will automatically convert into 36,313,621 shares of common stock based on the number of shares of convertible preferred stock outstanding at December 31, 2009. The unaudited pro forma balance sheet information at December 31, 2009 gives effect to the automatic conversion of all outstanding shares of convertible preferred stock to common stock.

Convertible Preferred Stock

The holders of the outstanding shares of convertible preferred stock do not have stated redemption rights; however, the rights and preferences of the convertible preferred stock provide for a deemed liquidation of the shares in the event of a sale of all or substantially all of the Company’s assets, the merger or consolidation of the Company, or upon the sale of more than 50% of the voting power of the Company. The holders of the Series A, B and C convertible preferred stock control a majority of the voting power of the Company’s capital stock and have the right to designate a majority of the member of the board of directors. As a result, the holders of these preferred shares could force a change in control that would trigger the liquidation of all series of convertible preferred stock. Such deemed liquidation could occur outside of the control of the Company’s common stockholders, and accordingly, all shares of convertible preferred stock have been presented outside of permanent equity in the accompanying consolidated balance sheets for all periods presented.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair market value. At times, cash deposits

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

with banks may exceed federally insured limits. Cash held with foreign institutions amounted to $359,939 and $665,369 as of December 31, 2008 and 2009, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of demand deposit accounts, money market accounts, and trade accounts receivable.

The Company provides its services on a credit basis. Accounts receivable are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The Company generally does not require collateral from its customers other than nominal deposits. The Company had one customer that accounted for 11% of accounts receivable at December 31, 2008 and two customers that each accounted for 11% of accounts receivable as of December 31, 2009.

Revenue

Revenue is comprised primarily of seller commissions, seller listing and inspection fees and buyer transaction fees derived from the sale of equipment through the Company’s online marketplace. Transaction fees are charged to buyers as a transaction settlement cost. Listing fees are charged to sellers for listing equipment on the Company’s marketplace. Revenue is earned upon the sale of equipment, typically at the conclusion of a marketplace event, when a determination can be made that a sale of equipment is complete. Such determination includes an estimate by management of sales that are expected to collapse or default based on historical experience with similar buyers. When an estimate for sales expected to collapse cannot be made, revenue is recognized when the equipment is accepted by the buyer and the proceeds are considered collectible.

In certain situations, the Company responds to requests from sellers and offers to guarantee minimum sales proceeds to sellers on certain consignments of equipment. In these arrangements, the Company is obligated to pay the agreed upon minimum amount if the consigned equipment lot sells in aggregate for less than the minimum price. Should the consigned equipment sell above the minimum price in the aggregate, the Company is generally entitled to a share of the excess proceeds. The Company’s share of the excess, if any, is recorded as revenue together with the commission for guaranteed sales. Net gains and losses on guaranteed arrangements are recorded as revenue at the time the gain or loss is realized. Excess proceeds and losses are calculated in total for the consigned equipment and not on individual pieces of equipment within the lot.

If certain pieces of equipment within a guaranteed lot remain unsold in a primary marketplace event, the Company records commission revenue only to the extent that the commission is fixed or determinable. Losses on guaranteed arrangements are provided for when the loss is probable and can be reasonably estimated. During the years ended December 31, 2007, 2008 and 2009, the Company recorded revenue for guaranteed arrangements, net of losses, totaling $2,023,086, $762,253, and $1,963,622, respectively.

Revenue also includes the net profit or loss on the sale of purchased items. Periodically, as an accommodation to certain sellers and to maintain the liquidity and efficiency of the Company’s marketplace the Company purchases and temporarily takes title to equipment that is sold through its marketplace in the same manner as consigned equipment. This occurs when either (1) a buyer has defaulted on a transaction, in which case the Company may elect to take the equipment into inventory and pay the seller, or (2) when the Company has purchased equipment outright from a seller in advance of a marketplace event, generally from a seller who desires immediate liquidity. Sellers maintain physical possession of the equipment at their location, maintain title to, and are contractually obligated to maintain insurance on, the equipment up to and through buyer acceptance of the equipment. In the case of default transactions, the Company considers such transactions as an extension of its original arrangement with the seller, and in the case of purchase transactions, such transactions are ancillary to its primary consignment model with sellers.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides supplemental information related to purchased equipment transactions for the periods indicated.

	Year Ended December 31,
	2007	2008	2009

Gross sale proceeds	$4,747,919	$7,604,205	$7,107,164
Costs of purchased equipment	4,547,933	7,661,846	6,528,142

Net gain (loss)	$199,986	$(57,641)	$579,022

The gross sale proceeds represented 2.1%, 2.2% and 1.6%, respectively, of the total value of all equipment sold through the Company’s marketplace. The net gains and net loss were recorded as a component of revenue during the respective periods. The cost of equipment purchased for resale is recorded as inventory on the Company’s balance sheet and had a carrying value of $310,056 and $5,830,220 as of December 31, 2008 and 2009, respectively.

Revenue from other related services, including transportation coordination, is recognized as services are provided. Sales and similar taxes assessed by governmental authorities are excluded from revenues. Deferred revenue consists of unearned seller commission fees.

Cost of Revenue

Cost of revenue includes the cost of performing comprehensive inspections of equipment to be sold in the Company’s marketplace. The inspections are generally performed at the seller’s physical location. Expenses include payroll costs and related benefits for the Company’s employees that perform and manage field inspection services and the related inspection report preparation and quality assurance, fees paid to contractors who also perform field inspections, related travel and incidental costs for the Company’s inspection service organization, and office and occupancy costs for its inspection services personnel. Cost of revenue also includes costs for the Company’s customer support, marketplace operations, site operations and title and lien investigation functions. Significant components of these costs include employee compensation, facilities costs, depreciation of equipment and hosting expenses.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consists of employee-related expenses and advertising costs. Employee related expenses include payroll and related benefits costs for employees dedicated to sales and marketing efforts, related travel, training, and other incidental costs incurred by sales and marketing personnel and outside advertising costs. Payroll costs include sales commissions earned by sales personnel based on seller commissions earned by the Company from sellers of equipment. Advertising costs include costs of promotions and advertising pieces in various industry trade journals and periodicals for specific marketplace events, costs of paid search engine advertising, and costs of email and occasional direct mail campaigns to website registrants and cost of participation in trade events.

Technology

Technology expenses include employee salaries and benefits, outside contractor costs, travel, amortization of software and hardware costs and other ancillary costs related to the Company’s information technology and website operations group. These expenses also include the lease and operations costs related to the Company’s third party data centers, from which its website is hosted, and various technology license fees related to outside technology applications that the Company employs in the delivery of its website and in its internal operations. Technology costs are expensed as incurred, except for certain costs relating to the development of internal-use

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

software and website development, including software used to upgrade and enhance the Company’s websites and processes supporting its business, which are capitalized and amortized over three years.

General and Administrative

General and administrative expenses reflect the costs of the Company’s executive, finance and human resources functions and include employee salaries, bonuses and benefits, travel and entertainment costs, office space leases and related occupancy costs, professional fees including audit, accounting, tax, legal and other consulting fees, general office supplies, and other general costs related to operating its business.

Accounts Receivable

Accounts receivable primarily consists of funds owed by buyers for equipment sold in the Company’s marketplace. The accounts receivable is generally collected within one week after the marketplace event. Accounts receivable also include amounts owed for listing fees and other miscellaneous revenue billed to certain large customers on a monthly basis.

Allowance for Doubtful Accounts

The Company makes estimates as to the overall collectability of accounts receivable and provides an allowance for accounts receivable considered uncollectible. The Company specifically analyzes its accounts receivable and historical bad debt experience, customer concentrations, customer credit-worthiness and changes in its customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Charges increasing the allowance for doubtful accounts are recorded in general and administrative expense. When the Company ultimately concludes that a receivable is uncollectible, the balance is charged against the allowance for doubtful accounts.

Marketplace Payables

Marketplace payables consist of funds received from buyers of equipment and are payable to the sellers or related lien holders upon closing of the sale.

Inventory

Inventory consists of equipment held for resale and is stated at the lower of cost or market. Cost is determined using the specific-identification method.

Fair Value of Financial Instruments

The fair value of the Company’s cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximates their carrying values due to the short maturity or market rate structure of those instruments.

Fair Value Measurements

During 2008, the Company adopted on a prospective basis new accounting guidance for financial assets and liabilities that are re-measured and reported at fair value at each reporting period. Fair value is now defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurements are classified and disclosed in one of the following three categories:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities.

Level 2—Valuations based on other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Level 3—Valuations based on inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Company has cash equivalent investments that are subject to fair value measurement and are valued using Level 1 inputs.

Deferred Offering Costs

Deferred offering costs of $143,163 consisted primarily of professional fees directly related to the Company’s proposed initial public offering of its common stock, and are included in prepaid expenses and other current assets on the Company’s consolidated balance sheet at December 31, 2009. Upon the consummation of the offering, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed. There were no amounts capitalized as of December 31, 2008.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, typically three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the life of the lease.

Capitalized Software Development Costs

The Company capitalizes direct costs related to the development of the Company’s online marketplace platform when the original code is enhanced to provide new functionality or features. The Company begins amortizing capitalized software costs when the software is substantially complete and ready for its intended use. For the years ended December 31, 2007, 2008 and 2009, the Company capitalized $0, $255,383 and $378,004, respectively, primarily related to payroll and payroll-related costs. Such costs are amortized on a straight-line basis over three years.

Stock-Based Compensation

Stock-based compensation expense is recorded for all share-based payment awards made to employees and directors that are ultimately expected to vest based upon the awards’ estimated grant date fair value.

The Company estimates potential forfeitures and recognizes compensation cost only for those equity awards expected to vest. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures will be recognized in the period of change and will impact the amount of stock compensation expense to be recognized in future periods.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that it believes is more likely than not to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. Tax positions are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax positions.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A tax position is only recognized in the financial statements if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments that will result in recognition of additional tax benefits or additional charges to the tax provision and may not accurately reflect actual outcomes. The Company’s policy is to recognize interest and penalties relating to uncertain tax positions related to unrecognized tax benefits as a component of income tax expense.

Goodwill

The Company accounts for business combinations using the purchase method in accordance with relevant accounting guidance, which requires that goodwill not be amortized, but instead be tested for impairment at least annually, and more frequently upon the occurrence of certain events that indicate potential impairment. These tests are performed at the reporting unit level using a two-step, fair-value based approach, and the Company’s operations are organized as two reporting units, which are equivalent to the Company’s reportable segments. In testing for a potential impairment of goodwill, the Company first compared the carrying value of assets and liabilities, including goodwill, to their estimated fair value. Goodwill impairment exists when the estimated fair value is less than the carrying value of the assets and liabilities, including goodwill.

The Company used the income approach in order to calculate the estimated fair value of the reporting units based on estimated discounted future cash flows. The methodology applied in the current year analysis was consistent with the methodology applied in the prior year analysis, but was based on updated assumptions as appropriate.

The Company completes its annual impairment tests as of October 1, and has determined that goodwill was not impaired for the years ended December 31, 2007, 2008 and 2009. The Company’s goodwill has been allocated to the North America reportable segment.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. There have been no such impairments of long-lived assets for the years ended December 31, 2007, 2008 and 2009.

Advertising Costs

Advertising costs are expensed when incurred and are included in sales and marketing expense. Advertising expense for the years ended December 31, 2007, 2008 and 2009 were $1,575,515, $2,264,479 and $2,429,970, respectively.

Net Income Per Share and Pro Forma Net Income Per Share

Basic net income per share attributed to common shares is computed by dividing the net income for the period by the weighted-average number of common shares outstanding during the period as reduced by the weighted average unvested common shares subject to repurchase by the Company. Diluted net income per share is computed by dividing the net income for the period by the weighted-average number of common and potentially dilutive shares outstanding during the period, to the extent such potentially dilutive shares are dilutive. Potentially dilutive shares are composed of incremental common shares issuable upon the exercise of stock options and warrants, unvested common shares subject to repurchase and convertible preferred stock.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the computation of basic and diluted net income per share for the periods indicated.

	Year Ended December 31,
	2007	2008	2009

Net income (2007 as restated, see Note 2)	$1,167,765	$1,851,296	$12,935,252

Basic shares:
Weighted-average common shares outstanding	5,329,594	5,921,469	6,520,846

Diluted shares:
Weighted-average shares used to compute basic net income per share	5,329,594	5,921,469	6,520,846
Effect of potentially dilutive securities:
Warrants to purchase convertible preferred stock	7,894	—	6,779
Employee stock options	1,161,467	2,407,345	4,727,878
Convertible preferred stock	35,301,292	35,633,322	36,192,093

Weighted average shares used to compute diluted net income per share	41,800,247	43,962,136	47,447,596

Net income per share:
Basic	$0.22	$0.31	$1.98

Diluted	$0.03	$0.04	$0.27

The following shares were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive:

	Year Ended December 31,
	2007	2008	2009

Employee stock options	976,525	1,381,329	5,000
Warrants to purchase convertible preferred stock	—	21,887	—
Performance-based warrants vested	—	—	239,726

	976,525	1,403,216	244,726

Performance-based awards, which consist of performance-based warrants issued in connection with convertible preferred stock issuances, are included in the diluted shares outstanding each period if established performance criteria have been met at the end of the respective periods. However, if none of the required performance criteria have been met for such awards then the Company excludes the shares of such awards from its diluted shares outstanding.

Accordingly, weighted average shares of 1,688,105, 2,458,548 and 1,673,226 shares have been excluded from the dilutive shares outstanding for the years ended December 31, 2007, 2008 and 2009, respectively. Furthermore, these shares are not included as a component of the anti-dilutive shares because they are not considered potential common shares based on the status of the performance criteria included therein.

Pro forma basic and diluted net income per share of common stock have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Year Ended
December 31,
2009
(unaudited)

Net income	$12,935,252

Basic shares:
Weighted-average shares used to compute basic net income per share	6,520,846
Pro forma adjustments to reflect assumed weighted effect of conversion of convertible preferred stock	36,192,093

Weighted-average shares used to compute basic pro forma net income per share	42,712,939

Diluted shares:
Weighted-average shares used to compute diluted net income per share	47,447,596
Pro forma adjustments to reflect assumed weighted effect of conversion of convertible preferred stock	—

Weighted-average shares used to compute diluted pro forma net income per share	47,447,596

Pro forma net income per share:
Basic	$0.30

Diluted	$0.27

Comprehensive Income

The Company reports by major components and as a single total, the change in its net assets during the period from nonowner sources. Comprehensive income consists of net income and other comprehensive income, which includes certain changes in equity that are excluded from net income. Specifically, it includes foreign currency translation adjustments. Comprehensive income for the years ended December 31, 2007, 2008 and 2009 is included within the consolidated statement of convertible preferred stock and stockholders’ deficit.

Recent Accounting Pronouncements

In June 2009, the FASB issued an update to ASC 810, Consolidation, which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The modification clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This modification to ASC 810 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. It also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This modification to ASC 810 is effective for fiscal years beginning after November 15, 2009 and is effective for the Company on January 1, 2010. The Company expects this modification may have an impact on the Company’s financial position and results of operations in future periods, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the transactions the Company consummates in the future.

In October 2009, the FASB issued an amendment to ASC 605-25, Multiple Element Arrangements, which modifies how a company separates consideration in multiple-delivery arrangements. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The amendment also clarifies

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendment also eliminates the residual method of allocating revenue and requires the use the relative selling price method. This amendment to ASC 605-25 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued an amendment to ASC 985-605, Software-Revenue Recognition, which modifies the accounting model for revenue arrangements that include both tangible products and software elements. This amendment to ASC 985-605 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The Company does not sell products that include both tangible products and software elements, therefore this amendment will not impact the Company’s consolidated financial statements.

NOTE 2 –	RESTATEMENT OF FINANCIAL STATEMENTS

In the accompanying financial statements, the Company has restated its consolidated balance sheets as of December 31, 2007 and 2008, its consolidated statements of income and cash flows for the year ended December 31, 2007, and the consolidated statement of convertible preferred stock and stockholders’ deficit for the years ended December 31, 2007 and 2008.

In July 2007, in conjunction with a severance agreement with a former executive officer, the Company modified a stock option award to extend the exercise period of the award. The stock options were fully vested at the time of the modification. A modification charge of $385,182, determined in accordance with ASC 718, Stock Compensation, was not recorded in the Company’s financial statements for the year ended December 31, 2007.

The following is a summary of the effects of this adjustment on the Company’s 2007 and 2008 consolidated financial statements:

Consolidated Balance Sheet as of December 30, 2007

	As previously
	reported	Adjustments	As restated

Common stock and additional paid-in-capital	$1,713,661	$385,182	$2,098,843
Accumulated deficit	(38,768,912)	(385,182)	(39,154,094)

Consolidated Balance Sheet as of December 30, 2008

	As previously
	reported	Adjustments	As restated

Common stock and additional paid-in-capital	$2,349,701	$385,182	$2,734,883
Accumulated deficit	(36,917,616)	(385,182)	(37,302,798)

Consolidated Statement of Income for the year ended December 31, 2007

	As previously
	reported	Adjustments	As restated

General and administrative expenses	$4,008,719	$385,182	$4,393,901
Total operating expenses	15,527,743	385,182	15,912,925
Income from operations	994,177	(385,182)	608,995
Income before taxes	1,662,793	(385,182)	1,277,611
Net income	1,552,947	(385,182)	1,167,765

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidated Statement of Cash Flows for the year ended December 31, 2007

	As previously
	reported	Adjustments	As restated

Net income	$1,552,947	$(385,182)	$1,167,765
Stock based compensation	331,550	385,182	716,732

NOTE 3 –	RELATED-PARTY TRANSACTIONS

The Company has entered into agreements with five suppliers to sell used heavy equipment in the Company’s marketplace. These five suppliers are investors in the Company’s convertible preferred stock and two of these suppliers were represented on the Company’s board of directors as of December 31, 2009. During the years ended December 31, 2007, 2008 and 2009, the Company recorded revenue from these suppliers totaling $5,592,032, $7,528,398 and $10,465,839, respectively. Amounts owed from these suppliers for billings of marketplace related services as of December 31, 2008 and 2009 were $194,379 and $806,692, respectively. Amounts owed to these suppliers for sales proceeds as of December 31, 2008 and 2009 were $3,120,547 and $5,456,272, respectively.

The Company uses its chief executive officer’s personally owned hunting plantation for sales and marketing meetings and entertaining customers. The total fees billed to the Company for use of the plantation during the years ended December 31, 2007, 2008, and 2009 was $8,700, $49,760 and $78,790, respectively. As of December 31, 2008 and 2009, the Company owed its chief executive officer $11,000 and $7,705, respectively.

For information regarding additional related-party transactions, see also Note 8 regarding notes receivable held by the Company and issued by certain officers.

NOTE 4 –	FIXED ASSETS

Fixed assets, which include software developed for internal use, consist of the following:

	As of December 31,
	2008	2009

Computer equipment and software	$3,300,347	$4,393,022
Furniture and fixtures	185,908	340,365
Leasehold improvements	342,534	344,404
Website application and infrastructure cost	1,016,829	1,406,789

	4,845,618	6,484,580
Less: accumulated depreciation and amortization	(3,073,952)	(3,921,420)

	$1,771,666	$2,563,160

Depreciation and amortization expense was $285,522, $508,046 and $846,671 for the years ended December 31, 2007, 2008, and 2009, respectively.

NOTE 5 –	ACCRUED SALES AND USE TAXES

The Company is subject to state and local sales and use tax regulations for sales sourced in the United States. These regulations require the Company to assess, collect, file and remit sales and use taxes to individual states and local jurisdictions. The Company also must obtain and retain resale certificates and shipping documentation for all transactions that are deemed exempt from the collection and remittance of sales tax when applicable. The Company records a sales and use tax contingency reserve based on estimates for transactions that may subsequently be determined to have been improperly exempted from sales tax. The

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

estimates or assumptions used to determine the reserve may change in future periods and could materially affect the Company’s future operating results. The Company accounts for sales and use taxes on a net basis.

The following table is a summary of accrued sales and use tax activity for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
Balance at beginning of period	$1,048,800	$1,487,768	$1,473,643
Adjustments to accrual	400,000	80,999	479,174
Refunds resulting from audits and adjustments	46,271	—	—
Payments resulting from audits	(7,303)	(95,124)	—

Balance at end of period	$1,487,768	$1,473,643	$1,952,817

The entire December 31, 2009 balance is recorded as a long-term liability as there were no sales tax audit assessments expected to be paid within 12 months.

NOTE 6 –	COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities under non-cancelable operating leases, which expire at various dates between September 2010 and July 2013. Under terms of one of its leases, the Company is required to provide a $100,000 letter of credit supporting the lease payments. The letter of credit is fully collateralized by a compensating cash balance at the issuing bank, which is recorded as deposits and other assets. During the years ended December 31, 2007, 2008 and 2009 rent expense for all offices totaled $245,100, $352,328 and $427,336, respectively. Certain leases contain an escalation clause calling for increased rents. Where a lease contains an escalation clause, rent expense is recognized on a straight-line basis over the lease term.

Future minimum payments under operating leases at December 31, 2009 having initial terms in excess of one year are as follows:

2010	$425,216
2011	400,787
2012	316,448
2013	181,142
2014	—

Total	$1,323,593

There were no outstanding capital lease obligations at December 31, 2008 and 2009.

Loan and Security Agreement

The Company had available for use a loan and security agreement with a financing company that allowed the Company to borrow up to $10,000,000. Borrowings under this agreement were secured by equipment purchased for future sale in the Company’s marketplace. There were no borrowings under this agreement during the years ended December 31, 2008 or 2009. The agreement contained certain customary representations and warranties, covenants and events of default, including the requirement that the Company maintain net worth of at least $5,000,000 at all times. The interest rate on borrowings under the agreement was prime plus 0.75% per annum. This agreement expired on April 30, 2009 and was not renewed.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Guarantee Arrangements

At December 31, 2008 and 2009, outstanding guarantees under contract for equipment totaled $1,931,788 and $343,000, respectively (undiscounted and before estimated proceeds from the sale in the marketplace). The Company realized sales proceeds in excess of the guarantees outstanding at both December 31, 2008 and 2009, and no related loss contingencies were recorded.

Legal Proceedings

From time to time, the Company has been and may be involved in various legal proceedings. Although the outcome of these and other claims cannot be predicted with certainty, the Company’s management does not currently believe that the ultimate resolution of such matters will have a material adverse effect on the Company’s financial condition, cash flows, or results of operations.

NOTE 7 –	CONVERTIBLE PREFERRED STOCK AND WARRANTS

Convertible Preferred Stock

The Company’s convertible preferred stock at December 31, 2008 consisted of the following:

		Shares
		Issued
	Shares	and		Liquidation
Series	Authorized	Outstanding	Proceeds	Preference

A	17,000,000	16,746,220	$10,968,774	$10,968,774
A-1	6,400,000	6,272,072	3,136,036	3,136,036
B	16,600,000	12,395,329	37,185,988	37,185,988
C	2,500,000	650,000	3,000,000	3,000,000

	42,500,000	36,063,621	$54,290,798	$54,290,798

The Company’s convertible preferred stock at December 31, 2009 consisted of the following:

		Shares
		Issued
	Shares	and		Liquidation
Series	Authorized	Outstanding	Proceeds	Preference

A	17,000,000	16,746,220	$10,968,774	$10,968,774
A-1	6,400,000	6,272,072	3,136,036	3,136,036
B	16,600,000	12,395,329	37,185,988	37,185,988
C	2,500,000	900,000	4,000,000	4,000,000

	42,500,000	36,313,621	$55,290,798	$55,290,798

Under the Company’s certificate of incorporation, preferred stock is issuable in series, and the board of Directors is authorized to determine the rights, preferences, and terms of each series.

In June 2008, the Company sold 400,000 shares of Series C convertible preferred stock for aggregate proceeds of $2.0 million. In August 2008, the Company sold 250,000 shares of Series C convertible preferred stock for aggregate proceeds of $1.0 million. In June 2009, the Company sold 250,000 shares of Series C convertible preferred stock for aggregate proceeds of $1,000,000. The Company did not sell any additional shares of convertible preferred stock during 2008 and 2009.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Dividends

Series A, Series B and Series C preferred stockholders are entitled to non-cumulative dividends of $0.05, $0.24 and $0.32 per share, respectively, prior to any dividend on the Series A-1 preferred stock. Series A-1 preferred stockholders are entitled to receive non-cumulative dividends at $0.04 per share. Dividends will be paid only when declared by the board of directors out of legally available funds. No dividends had been declared as of December 31, 2008 or 2009.

Conversion

Each share of convertible preferred stock is, at the option of the holder, convertible into one share of common stock. The outstanding shares of convertible preferred stock automatically convert into shares of common stock on the closing of an underwritten public offering of common stock under the Securities Act of 1933, in which the Company receives at least $20,000,000 in net proceeds and the offering price per share is at least $6.00, or upon written consent of holders of a majority of the convertible preferred stock.

Liquidation Preference

Series A and Series B preferred stockholders are entitled to receive, upon liquidation, an amount per share of $0.655 and $3.00, respectively, at an equal rate, plus declared and unpaid dividends. Series C preferred stockholders are entitled to receive, upon liquidation, the amount paid per share. Series C preferred stockholders have paid an average of $4.44 per share. After the distribution to Series A, Series B and Series C preferred stockholders, Series A-1 preferred stockholders are entitled to receive an amount equal to $0.50 per share, plus declared but unpaid dividends. Thereafter, any remaining assets shall be distributed pro rata to the common stockholders.

Voting

Each holder of Series A, Series B and Series C convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such preferred shares are convertible and have voting rights and powers equal to the voting rights and powers of the common stock. The holders of Series A-1 convertible preferred stock do not have voting rights.

Warrants

In April 2000, the Company entered into an agreement with a leasing company for computer and office equipment. In connection with this lease arrangement, the Company issued a warrant to purchase 21,887 shares of Series A convertible preferred stock at an exercise price of $1.8275 per share. The warrant is fully vested and exercisable through five years from the effective date of the Company’s initial public offering. These warrants were outstanding as of December 31, 2008 and 2009.

In May 2007, the Company issued three separate common stock warrants in connection with its sale of 333,333 shares of Series B convertible preferred stock to an investor. The first warrant provided for the issuance of 587,562 shares of common stock upon exercise, an exercise price of $1.70 and an expiration date of March 1, 2008. The second warrant provided for the issuance of 783,417 shares of common stock upon exercise, an exercise price of $1.28 per share and an expiration date of March 1, 2009. The third warrant provided for the issuance of 1,175,130 shares of common stock upon exercise with an exercise price of $0.85 per share and an expiration date of March 1, 2010. The warrants would have been exercisable upon the achievement of certain performance-based goals; however, such goals were not met, and the first, second and third warrants expired on March 1, 2008, 2009 and 2010, respectively.

In August 2008, the Company issued two separate warrants exercisable for Series C convertible preferred stock in connection with the sale of 250,000 shares of Series C convertible preferred stock. The first and second warrant expire on June 13, 2014 and June 30, 2014, respectively. Each warrant provides for the issuance of 250,000 shares of Series C convertible preferred stock at an exercise price of $4.00 per share that

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

are exercisable upon the achievement of certain sales-based goals. The investor achieved the sales-based goals in January 2009 and January 2010 and the warrants became exercisable. The warrants were valued using the option pricing method, and accordingly $45,000 related to the first warrant has been recorded as a reduction in revenue for the year ended December 31, 2009.

In June 2009, the Company also issued two separate warrants exercisable for Series C convertible preferred stock in connection with the sale of 250,000 shares of Series C convertible preferred stock. One warrant provides for the issuance of 100,000 shares of common stock, an exercise price of $4.00 per share and an expiration date of June 30, 2014. The other warrant provides for the issuance of 100,000 shares of common stock, an exercise price of $4.50 per share and an expiration date of June 30, 2014. Each warrant becomes exercisable upon the achievement of certain sales-based goals. The investor achieved certain sales-based goals in January 2010 and the warrants became partially exercisable. The remaining sales-based goals are to be measured off of future events.

A summary of warrant activity follows:

	Common	Preferred Shares
	Shares	Series A	Series B	Series C

Balance at December 31, 2006	—	21,887	—	—
Grants	2,546,109	—	—	—
Expirations	—	—	—	—
Exercises	—	—	—	—

Balance at December 31, 2007	2,546,109	21,887	—	—
Grants	—	—	—	500,000
Expirations	(587,562)	—	—	—
Exercises	—	—	—	—

Balance at December 31, 2008	1,958,547	21,887	—	500,000
Grants	—	—	—	200,000
Expirations	(783,417)	—	—	—
Exercises	—	—	—	—

Balance at December 31, 2009	1,175,130	21,887	—	700,000

NOTE 8 –	COMMON STOCK AND STOCK OPTIONS

Common Stock

At December 31, 2009, the Company had reserved shares of common stock for future issuance as follows:

Shares
Options outstanding under the 1999 Stock Plan	7,075,918
Options available for future grants under the 1999 Stock Plan	1,625,206
Common stock warrants	1,175,130
Convertible preferred stock	36,313,621
Convertible preferred stock warrants	721,887

46,911,762

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Options

The Company’s 1999 Stock Plan (the “1999 Stock Plan”) provides for the issuance of up to 15,668,018 shares of common stock to employees, officers and consultants. Options granted under the 1999 Stock Plan may be either incentive stock options (“ISOs”) or non-statutory stock options (“NSOs”). The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. If at any time the Company grants an option and the optionee directly or by attribution owns stock comprising more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 100% of the fair value at that date. Options and unvested shares of restricted stock awards generally vest and become exercisable over a period of two to four years, with a maximum term of 10 years. The 1999 Stock Plan also allows the Company to award stock purchase rights to employees, officers, directors, and consultants. The purchase may be in combination or entirely in the form of cash, a promissory note, or cancellation of indebtedness.

Several officers of the Company have the right to early exercise their option awards either through a note receivable or cash. These early exercises are subject to the Company’s right of repurchase at the original purchase price. This repurchase right generally lapses at a rate of 1/4 of the shares on the 12-month anniversary of the officer’s vesting commencement date, and 1/48 of the original number of shares per month thereafter, as long as the officer remains an employee or a consultant. As of December 31, 2008 and 2009, there were 1,187,645 and 698,615 shares, respectively, of common stock outstanding that were subject to repurchase by the Company.

A summary of the activity for the years ended December 31, 2007, 2008 and 2009 of stock options and stock rights under the Plan is as follows:

			Weighted-
			Average
			Exercise
	Shares	Shares	Price
	Available	Outstanding	Per Share

Balance at December 31, 2006	601,601	6,063,550	$0.35
Additional shares authorized	2,493,200	—	—
Granted	(3,101,827)	3,101,827	0.48
Exercised	—	(1,867,822)	0.47
Forfeited	437,792	(437,792)	0.40

Balance at December 31, 2007	430,766	6,859,763	0.38
Additional shares authorized	2,000,000	—	—
Granted	(1,810,248)	1,810,248	0.79
Exercised	—	(780,833)	0.32
Forfeited	202,399	(202,399)	0.67

Balance at December 31, 2008	822,917	7,686,779	0.47
Additional shares authorized	1,000,000	—	—
Granted	(710,850)	710,850	0.88
Exercised	—	(808,572)	0.37
Forfeited	513,139	(513,139)	0.54

Balance at December 31, 2009	1,625,206	7,075,918	0.52

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes information about the Company’s stock options outstanding and exercisable at December 31, 2009:

		Options
		Vested
Exercise	Options	and
Price	Outstanding	Exercisable

$0.07	30,000	30,000
0.20	104,205	104,205
0.30	952,880	952,880
0.40	2,774,591	2,717,453
0.49	1,156,283	664,311
0.70	330,528	139,644
0.77	395,884	72,203
0.82	1,040,147	324,210
1.13	291,400	—

	7,075,918	5,004,906

As of December 31, 2009, the weighted-average remaining contractual life of options outstanding was 6.3 years, the weighted-average remaining contractual life of options vested and exercisable was 5.3 years, and the weighted-average exercise price of options vested and exercisable was $0.43.

The Company selected the Black-Scholes option-pricing model to determine the fair value of stock option awards granted subsequent to January 1, 2006. For these awards, the Company recognizes compensation cost on a straight-line basis over the awards’ vesting period. Options typically vest with respect to 25% of the shares one year after the option’s vesting commencement date and the remainder ratably on a monthly basis over the following three years.

The fair value for options granted during the years ended December 31, 2007, 2008 and 2009 was estimated at the date of the grant using the following assumptions:

	2007	2008	2009

Expected life in years	6	6	6
Risk-free interest rate	3.975%-4.85%	2.75%-3.32%	2.11%- 2.80%
Volatility	38%	58%	55%-58%
Dividend yield	—	—	—

The expected term represents the period that stock-based awards are expected to be outstanding, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of the Company’s stock-based awards. The computation of expected volatility for the years ended December 31, 2007, 2008, and 2009 was based on the historical volatility of comparable companies from a representative peer group selected based on industry and market capitalization data.

The weighted-average grant date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was $0.33, $0.46 and $0.88 per share, respectively. As of December 31, 2009, total compensation cost related to stock options granted, but not yet recognized, was $988,279 which the Company expects to recognize over a weighted-average period of 2.78 years. The intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was estimated to be $420,874, $335,846 and $462,015, respectively.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In July 2007, options held by a former officer of the Company to purchase the Company’s common stock were amended to extend the term of such options to December 14, 2014 in accordance with the former officer’s severance agreement. A total of 2,212,712 shares underlying such options were fully vested at the date of termination. This material modification resulted in incremental stock-based compensation expense of $385,182, all of which was recorded as of the date of termination as general and administrative expenses in the Company’s December 31, 2007 consolidated statement of operations.

The following table summarizes the components of total stock-based compensation expense included in the Company’s statements of income:

	Year Ended December 31,
	2007	2008	2009
	(as restated,
	See Note 2)

Cost of revenue	$52,500	$38,475	$47,051
Operating Expenses:
Sales and marketing	33,873	105,080	148,287
Technology	10,483	35,166	808,783
General and administrative	619,876	190,439	287,476
Other non-operating expense	—	21,000	935,293

Total stock-based compensation expense	$716,732	$390,160	$2,226,890

Notes Receivable from Stockholders

During the year ended December 31, 2000, the Company accepted promissory notes receivable from certain officers in consideration for the early exercise of stock options. The promissory notes are secured by the underlying shares of common stock. The notes receivable, totaling $160,550, bear interest at 6.69% and are due on the earlier of March 1, 2011 and 18 months from the date of an initial public offering. The options are being accounted for using variable plan accounting and the Company recognized compensation expense of $233,100, $77,700, and $1,731,600 during the years ended December 31, 2007, 2008 and 2009, respectively, related to these stock options. During 2008, one of the officers subject to a promissory note was terminated. The officer is no longer part of continuing operations and the compensation expense related to the variable plan accounting will continue until either the promissory note is repaid or the option award is expired and has been recorded as other non-operating expense within the Company’s consolidated statements of operations since the date of termination. During February 2010, the Company received the full principal payment of $33,150 and accrued interest of $21,770 on one promissory note receivable from a current officer.

In November 2007, the Company accepted a promissory note receivable from one officer in consideration for the early exercise of stock options. The promissory note is secured by the underlying shares of common stock. The note receivable, totaling $821,571, bears interest at 4.39% and is due on the earlier of March 1, 2011 and 18 months from the date of an initial public offering. During February 2010, the Company received a principal payment of $821,571 and interest of approximately $85,000.

The notes receivable disclosed above are considered nonrecourse notes under relevant accounting guidance. Due to the nonrecourse nature of the notes, the resulting exercise of the stock options was determined to not be substantive. Therefore, the Company has not reflected the exercise of the stock options for accounting purposes in its balance sheet as of December 31, 2009. Accordingly, the Company recorded a reclassification adjustment between common stock and additional paid-in capital and from notes receivable from officers of $160,550 and accumulated deficit of $73,186 as of January 1, 2007 to reflect the accounting for common stock issued in connection with these promissory notes and related interest receivable that are subject to variable accounting.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company also issued unsecured loans to one officer in connection with his initial employment. The loans, totaling $20,000, bear interest at 6.69%. The interest receivable on these notes totaled $10,301 and $11,638 at December 31, 2008 and 2009, respectively. An additional unsecured, interest free loan of $45,000 due from the same employee was forgiven during 2007 and was recorded in general and administrative expenses within the Company’s consolidated statement of income.

NOTE 9 –	INCOME TAXES

The components of the provision for income taxes were as follows for the periods presented.

	Year Ended December 31,
	2007	2008	2009

Current:
Federal	$68,601	$95,093	$179,489
State	41,245	217,827	279,691

	109,846	312,920	459,180

Deferred:
Federal	—	—	(7,277,899)
State	—	—	(1,827,924)

	—	—	(9,105,823)

Total provision (benefit) for income taxes	$109,846	$312,290	$(8,646,643)

The deferred tax assets were as follows for the periods presented:

	As of December 31,
	2008	2009

Deferred tax assets:
Net operating loss carryforwards	$12,350,542	$9,385,266
Tax credits carryforwards	173,992	1,104,056
Accruals and reserves	858,348	1,114,444
Stock compensation expense	164,230	158,159

Total gross deferred tax assets	13,547,112	11,761,925
Valuation allowance	(13,451,261)	(2,386,998)

Net deferred tax assets	95,851	9,374,927

Deferred tax liabilities:
Depreciation and amortization	95,851	269,104

Deferred tax liabilities	95,851	269,104

Net deferred tax assets	$—	$9,105,823

Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. During 2007 and 2008, the net deferred tax assets have been fully offset by a valuation allowance. During 2009, the Company determined that it was more likely than not that it would be able to realize the benefit of certain of these deferred tax assets in the future. Accordingly, the Company recognized a net tax benefit of $8,646,643 resulting primarily from the release of substantially all of the U.S. federal and state net deferred tax valuation allowance.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company based this conclusion on historical and projected operating performance, as well as the expectations that its operations will generate sufficient taxable income in future periods to be able to realize a portion of the tax benefits associated with the deferred tax assets. The net valuation allowance decreased by $691,000, $879,000 and $11,064,000 during the years ended December 31, 2007, 2008 and 2009. The Company continues to maintain a full valuation allowance on its foreign net operating losses.

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory federal income tax rate as follows:

	2007	2008	2009

Tax at federal statutory rate	34.0%	34.0%	34.0%
State, net of federal benefit	5.0	5.0	4.5
Stock-based compensation	7.4	6.4	19.0
Other permanent items	3.4	12.7	10.5
Credits	4.2	(4.4)	(25.9)
Foreign losses not benefited	8.0	44.3	37.8
Other items not individually material	(4.0)	(2.6)	11.8
Change in valuation allowance	(51.4)	(80.9)	(293.3)

	6.6%	14.5%	(201.6)%

As of December 31, 2007, 2008 and 2009, the Company had U.S. federal net operating loss carryforwards of approximately $33.8 million, $29.1 million and $16.5 million, respectively. As of December 31, 2007, 2008 and 2009, the Company had California state net operating loss carryforwards of $25.9 million, $26.1 million and $25.7 million, respectively. As of December 31, 2007, 2008 and 2009, the Company had foreign net operating losses of $0.4 million, $3.1 million and $8.7 million, respectively. The U.S. federal and state net operating loss carryforwards will expire in varying amounts starting in 2020 and 2014, respectively. The foreign net operating losses will be carried forward indefinitely.

In addition, the Company has approximately $686,000 of U.S. federal and $332,000 of California research credits available for carryforward. The federal credit carryforwards expire at various times through 2020. California tax credit carryforwards have no expiration dates. The net operating loss carryforwards at December 31, 2009 include $417,255, which arose from the exercise of stock options, the benefit of which will be reflected as an increase in additional paid-in-capital when realized.

Utilization of the net operating loss carryforwards may be subject to annual limitations due to the ownership percentage change provisions of the Internal Revenue Code of 1986 (“IRC”) and similar state provisions. The annual limitations may result in the inability to fully offset future annual taxable income and could result in the expiration of the net operating loss carryforwards before utilization. The Company has prepared an IRC Section 382 limitation analysis and does not believe any of its net operating losses are subject to expiration prior to utilization.

Effective January 1, 2007, the Company adopted new accounting guidance, which prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company did not recognize any material net adjustment in its liability for unrecognized income tax benefits upon adoption of the new accounting guidance, including any amounts for interest and penalties.

Unrecognized tax benefits on January 1, 2007 totaled $0. Additions based on tax positions related to 2009 total $262,000. Thus, unrecognized tax benefits as of December 31, 2008 and 2009 totaled $0 and $262,000, respectively. If any unrecognized tax benefits are recognized, the effective tax rate would be affected by the full amount. The Company’s policy is to classify interest accrued or penalties related to unrecognized

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

tax benefits as a component of income tax expense. No such interest or penalties have been recorded to date for unrecognized tax benefits.

Due to net operating losses and credit carryforwards, all tax years remain open to examination by major taxing jurisdictions to which the Company is subject. The Company files a federal and multiple states and foreign tax returns. The Company does not anticipate significant changes to its uncertain tax positions through 2010.

NOTE 10 –	RETIREMENT PLAN

The Company has a defined contribution retirement plan, or the Retirement Plan, for full-time employees, which qualifies under Section 401(k) of the IRC. Under the terms of the Retirement Plan, employees may contribute up to 15%, subject to Internal Revenue Service limitations, of their annual compensation. The Retirement Plan, provides for discretionary employer contributions. During the years ended December 31, 2007, 2008 and 2009 there were employer contributions to the Retirement Plan, of $0, $65,519 and $76,491, respectively.

NOTE 11 –	SEGMENTS

The Company has concluded that it operates in one industry-online marketplace in two distinct geographic locations and therefore has two reportable segments: North America and International. Reportable segments have been identified based on how management makes operating decisions, assesses performance and allocates resources. The chief executive officer acts as the chief operating decision maker on behalf of each segment. Management reviews asset information on a global basis, not by segment.

The Company is domiciled in the United States and has international operations in Europe and Australia. Information regarding the Company’s operations by geographic area is presented below:

	North
	America	International	Total
	Segment	Segment	Consolidated

2007
Revenue	$22,030,458	$—	$22,030,458
Income (loss) from operations (as restated, see Note 2)	608,995	—	608,995
2008
Revenue	$34,691,122	$297,933	$34,989,055
Income (loss) from operations	4,377,908	(2,605,753)	1,772,155
Long-lived assets	2,055,642	176,025	2,231,667
2009
Revenue	$49,517,583	$5,156,813	$54,674,396
Income (loss) from operations	8,842,230	(3,682,595)	5,159,635
Long-lived assets	2,775,559	202,357	2,977,916

The Company’s revenue and income (loss) from operations by geographic area corresponds to those of the equivalent reportable segments. The Company had one customer that represented 22%, 15% and 10% of total revenues for the years ended December 31, 2007, 2008 and 2009, respectively, which was included in results of the North America and International segments shown above.

IRONPLANET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12 –	SUBSEQUENT EVENTS

The Company’s board of directors adopted the 2010 Equity Incentive Plan, or 2010 Plan, on February 11, 2010. The 2010 Plan will become effective on the effective date of the registration statement for the Company’s initial public offering. The Company has initially reserved 3,265,000 shares of common stock for issuance under the 2010 Plan.

On March 11, 2010, the Company repurchased 1,267,084 shares of Series A-1 convertible preferred stock from the Company’s former president and chairman, at a price of $0.05 per share, for an aggregate repurchase price of $63,354 pursuant to agreements entered into with such holder in 1999 and 2001. This stockholder has objected to the Company’s exercise of its repurchase rights but the Company believes such repurchase was in accordance with the underlying agreements with such holder. If the Company is unable to resolve this dispute, litigation regarding the repurchase may be initiated by the Company or the holder. If litigation is commenced, this may potentially lead to the Company incurring significant legal fees and costs and the payment of damages allegedly caused by the repurchase, which could impact the Company’s results of operations.

Subsequent events have been evaluated through March 18, 2010, the date these financial statements were available to be issued.

          shares

Common Stock

Prospectus

J.P. Morgan	Deutsche Bank Securities

Cowen and Company	Piper Jaffray	Needham & Company, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than the underwriting discounts and commissions payable in connection with the sale of the common stock being registered. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount
SEC registration fee		$6,560
FINRA filing fee		9,700
Initial NASDAQ Global Market listing fee		100,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Blue Sky fees and expenses		*
Directors’ and officers’ insurance		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we will enter into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 6 of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

During the last three years, we made sales of the following unregistered securities:

1. On May 3, 2007, we issued 333,333 shares of our Series B preferred stock and warrants to purchase 2,546,109 shares of our common stock, at exercise prices ranging from $0.85097 to $1.701949 per share, to an accredited investor for an aggregate purchase price of $999,999.

2. On August 28, 2008, we issued 250,000 shares of our Series C preferred stock and warrants to purchase 500,000 shares of our Series C preferred stock, at an exercise price of $4.00 per share, to an accredited investor for an aggregate purchase price of $1,000,000.

3. On August 29, 2008, we issued 400,000 shares of our Series C preferred stock at a purchase price of $5.00 per share, to an accredited investor for an aggregate purchase price of $2,000,000.

4. On June 25, 2009, we issued 250,000 shares of our Series C Preferred stock, warrants to purchase 100,000 shares of our Series C preferred stock, at an exercise price of $4.00 per share and warrants to purchase 100,000 shares of our Series C preferred stock, at an exercise price of $4.50 per share, to an accredited investor for an aggregate purchase price of $1,000,000.

5. Since December 31, 2006, we have granted stock options and stock purchase rights to purchase an aggregate of 7,274,725 shares of our common stock at exercise prices ranging from $0.40 to $3.12 per share to a total of 353 employees, consultants and directors under our 1999 Stock Plan.

6. Since December 31, 2006, we have issued and sold an aggregate of 4,000,262 shares of our common stock to employees, consultants and directors at prices ranging from $0.07 to $2.25 per share pursuant to exercises of options and stock purchase rights granted under our 1999 Stock Plan.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(1) of the Securities Act, Section 4(2) of the Securities Act, Regulation S promulgated thereunder, Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with IronPlanet, to information about IronPlanet.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3.1		Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3.2		Certificate of Amendment of Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3.3		Form of Amended and Restated Certificate of Incorporation, to be effective upon closing of the offering
3.4		Amended and Restated Bylaws, as currently in effect
3.5		Form of Amended and Restated Bylaws, to be effective upon the closing of the offering
4	.1*	Form of Common Stock Certificate
4.2		Third Amended and Restated Investors’ Rights Agreement, dated August 28, 2008
4.3		Amendment to Third Amended and Restated Investors’ Rights Agreement, dated August 29, 2008
4.4		Amendment to Third Amended and Restated Investors’ Rights Agreement, dated June 30, 2009
4.5		Warrant Agreement issued to Comdisco, Inc., dated April 19, 2000, as amended by a letter dated June 14, 2002
4	.6†	Form of Series C Preferred Stock Purchase Warrant issued to Ring Power Corporation and Empire Southwest, LLC
5	.1*	Form of Opinion of Orrick, Herrington & Sutcliffe LLP
10.1		IronPlanet, Inc. 1999 Stock Plan, including form of option agreement
10.2		IronPlanet, Inc. 2010 Equity Incentive Plan
10.3		Form of Indemnification Agreement for directors and officers
10.4		Employment Agreement with Gregory J. Owens, dated February 11, 2010
10.5		Employment Agreement with Michael J. O’Donnell, dated February 11, 2010

10.6		Employment Agreement with James J. Jeter, dated February 11, 2010
10.7		Employment Agreement with Jeffrey L. Barca-Hall, dated February 11, 2010
10.8		Employment Agreement with Michael D. Groves, dated February 11, 2010
10.9		IronPlanet, Inc. Director Compensation Policy
10.10		Lease, dated April 28, 2000, as amended, with Central Building, LLC
21.1		List of Subsidiaries
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23	.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on page II-5 of this registration statement on Form S-1)
99.1		Consent of Manfredi & Associates, Inc.

*	To be filed by Amendment. All other exhibits are filed herewith.

†	Confidential Treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedule

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on March 18, 2010.

IRONPLANET, INC.

By:	/s/ Gregory J. Owens
Gregory J. Owens
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints Gregory J. Owens and Michael J. O’Donnell and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Gregory J. Owens Gregory J. Owens	Chairman and Chief Executive Office (Principal Executive Officer)	March 18, 2010

/s/ Michael J. O’Donnell Michael J. O’Donnell	Chief Financial Officer (Principal Financial and Accounting Officer)	March 18, 2010

/s/ Robert L. Evans Robert L. Evans	Director	March 18, 2010

/s/ Arthur Patterson Arthur Patterson	Director	March 18, 2010

/s/ Mark J. Rubash Mark J. Rubash	Director	March 18, 2010

Name	Title	Date

/s/ Ted Schlein Ted Schlein	Director	March 18, 2010

/s/ Roger S. Siboni Roger S. Siboni	Director	March 18, 2010

/s/ Stephanie Tilenius Stephanie Tilenius	Director	March 18, 2010

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3.1		Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3.2		Certificate of Amendment of Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3.3		Form of Amended and Restated Certificate of Incorporation, to be effective upon closing of the offering
3.4		Amended and Restated Bylaws, as currently in effect
3.5		Form of Amended and Restated Bylaws, to be effective upon the closing of the offering
4	.1*	Form of Common Stock Certificate
4.2		Third Amended and Restated Investors’ Rights Agreement, dated August 28, 2008
4.3		Amendment to Third Amended and Restated Investors’ Rights Agreement, dated August 29, 2008
4.4		Amendment to Third Amended and Restated Investors’ Rights Agreement, dated June 30, 2009
4.5		Warrant Agreement issued to Comdisco, Inc., dated April 19, 2000, as amended by a letter dated June 14, 2002
4	.6†	Form of Series C Preferred Stock Purchase Warrant issued to Ring Power Corporation and Empire Southwest, LLC
5	.1*	Form of Opinion of Orrick, Herrington & Sutcliffe LLP
10.1		IronPlanet, Inc. 1999 Stock Plan, including form of option agreement
10.2		IronPlanet, Inc. 2010 Equity Incentive Plan
10.3		Form of Indemnification Agreement for directors and officers
10.4		Employment Agreement with Gregory J. Owens, dated February 11, 2010
10.5		Employment Agreement with Michael J. O’Donnell, dated February 11, 2010
10.6		Employment Agreement with James J. Jeter, dated February 11, 2010
10.7		Employment Agreement with Jeffrey L. Barca-Hall, dated February 11, 2010
10.8		Employment Agreement with Michael D. Groves, dated February 11, 2010
10.9		IronPlanet, Inc. Director Compensation Policy
10.10		Lease, dated April 28, 2000, as amended, with Central Building, LLC
21.1		List of Subsidiaries
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23	.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on page II-5 of this registration statement on Form S-1)
99.1		Consent of Manfredi & Associates, Inc.

*	To be filed by Amendment. All other exhibits are filed herewith.

†	Confidential Treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.